SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of February 2022

Commission File Number: 001-06439

SONY GROUP CORPORATION

(Translation of registrant’s name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN

(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F X	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY GROUP CORPORATION
(Registrant)

By:	/s/ Hiroki Totoki
(Signature)
Hiroki Totoki
Executive Deputy President and
Chief Financial Officer

Date: February 8, 2022

Quarterly Securities Report

For the three months ended December 31, 2021

(TRANSLATION)

Sony Group Corporation

Note for readers of this English translation

On February 8, 2022, Sony Group Corporation (the “Company” or “Sony Group Corporation” and together with its consolidated subsidiaries, “Sony” or “Sony Group”) filed its Japanese-language Quarterly Securities Report (Shihanki Houkokusho) for the three months ended December 31, 2021 with the Director-General of the Kanto Local Finance Bureau in Japan pursuant to the Financial Instruments and Exchange Act of Japan. This document is an English translation of the Quarterly Securities Report in its entirety, and is not intended to update the information that had been previously filed with or submitted to the U.S. Securities and Exchange Commission (the “SEC”) in a Form 20-F, Form 6-K or any other form.

Cautionary Statement

Statements made in this Report with respect to Sony’s current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of Sony. Forward-looking statements include, but are not limited to, those statements using words such as “believe,” “expect,” “plans,” “strategy,” “prospects,” “forecast,” “estimate,” “project,” “anticipate,” “aim,” “intend,” “seek,” “may,” “might,” “could,” or “should,” and words of similar meaning in connection with a discussion of future operations, financial performance, events or conditions. From time to time, oral or written forward-looking statements may also be included in other materials released to the public. These statements are based on management’s assumptions, judgments and beliefs in light of the information currently available to it. Sony cautions investors that a number of important risks and uncertainties could cause actual results to differ materially from those discussed in the forward-looking statements, and therefore investors should not place undue reliance on them. Investors also should not rely on any obligation of Sony to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Sony disclaims any such obligation. Risks and uncertainties that might affect Sony include, but are not limited to:

(i)	Sony’s ability to maintain product quality and customer satisfaction with its products and services;
(ii)

Sony’s ability to continue to design and develop and win acceptance of, as well as achieve sufficient cost reductions for, its products and services, including image sensors, game and network platforms, smartphones and televisions, which are offered in highly competitive markets characterized by severe price competition and continual new product and service introductions, rapid development in technology and subjective and changing customer preferences;

(iii)

Sony’s ability to implement successful hardware, software, and content integration strategies, and to develop and implement successful sales and distribution strategies in light of new technologies and distribution platforms;

(iv)

the effectiveness of Sony’s strategies and their execution, including but not limited to the success of Sony’s acquisitions, joint ventures, investments, capital expenditures, restructurings and other strategic initiatives;

(v)

changes in laws, regulations and government policies in the markets in which Sony and its third-party suppliers, service providers and business partners operate, including those related to taxation, as well as growing consumer focus on corporate social responsibility;

(vi)

Sony’s continued ability to identify the products, services and market trends with significant growth potential, to devote sufficient resources to research and development, to prioritize investments and capital expenditures correctly and to recoup its investments and capital expenditures, including those required for technology development and product capacity;

(vii)

Sony’s reliance on external business partners, including for the procurement of parts, components, software and network services for its products or services, the manufacturing, marketing and distribution of its products, and its other business operations;

(viii)	the global economic and political environment in which Sony operates and the economic and political conditions in Sony’s markets, particularly levels of consumer spending;
(ix)	Sony’s ability to meet operational and liquidity needs as a result of significant volatility and disruption in the global financial markets or a ratings downgrade;
(x)	Sony’s ability to forecast demands, manage timely procurement and control inventories;
(xi)

foreign exchange rates, particularly between the yen and the U.S. dollar, the euro and other currencies in which Sony makes significant sales and incurs production costs, or in which Sony’s assets, liabilities and operating results are denominated;

(xii)	Sony’s ability to recruit, retain and maintain productive relations with highly skilled personnel;
(xiii)

Sony’s ability to prevent unauthorized use or theft of intellectual property rights, to obtain or renew licenses relating to intellectual property rights and to defend itself against claims that its products or services infringe the intellectual property rights owned by others;

(xiv)

the impact of changes in interest rates and unfavorable conditions or developments (including market fluctuations or volatility) in the Japanese equity markets on the revenue and operating income of the Financial Services segment;

(xv)	shifts in customer demand for financial services such as life insurance and Sony’s ability to conduct successful asset liability management in the Financial Services segment;
(xvi)	risks related to catastrophic disasters, pandemic disease or similar events;
(xvii)

the ability of Sony, its third-party service providers or business partners to anticipate and manage cybersecurity risk, including the risk of unauthorized access to Sony’s business information and the personally identifiable information of its employees and customers, potential business disruptions or financial losses; and

(xviii)	the outcome of pending and/or future legal and/or regulatory proceedings.

Risks and uncertainties also include the impact of any future events with material adverse impact. The continued impact of the Coronavirus Disease 2019 (“COVID-19”) could heighten many of the risks and uncertainties noted above. Important information regarding risks and uncertainties is also set forth in Sony’s most recent Form 20-F, which is on file with the SEC.

I     Corporate Information

(1) Selected Consolidated Financial Data

	Yen in millions, Yen per share amounts
	Nine months ended December 31, 2020	Nine months ended December 31, 2021	Fiscal year ended March 31, 2021

Sales and financial services revenue	6,762,041	7,657,527	8,998,661

Operating income	888,842	1,063,710	955,255

Income before income taxes	956,067	1,027,878	997,965

Net income attributable to Sony Group Corporation’s stockholders	962,911	771,096	1,029,610

Comprehensive income attributable to Sony Group Corporation’s stockholders	1,020,443	836,770	1,118,628

Equity attributable to Sony Group Corporation’s stockholders	6,566,250	7,386,169	6,680,343

Total assets	27,116,107	29,995,137	27,507,843

Net income attributable to Sony Group Corporation’s stockholders per share of common stock, basic (yen)	784.21	622.03	836.75

Net income attributable to Sony Group Corporation’s stockholders per share of common stock, diluted (yen)	770.92	616.00	823.77

Ratio of stockholders’ equity to total assets at end of the period (%)	24.2	24.6	24.3

Net cash provided by operating activities	959,365	808,601	1,140,217

Net cash used in investing activities	(430,952)	(523,224)	(563,910)

Net cash used in financing activities	(134,399)	(278,695)	(338,533)

Cash and cash equivalents at end of the period	1,878,047	1,822,578	1,786,982

	Yen in millions, Yen per share amounts
	Three months ended December 31, 2020	Three months ended December 31, 2021

Sales and financial services revenue	2,693,975	3,031,319

Net income attributable to Sony Group Corporation’s stockholders	310,731	346,161

Net income attributable to Sony Group Corporation’s stockholders per share of common stock, basic (yen)	251.57	279.23

Net income attributable to Sony Group Corporation’s stockholders per share of common stock, diluted (yen)	248.50	276.65

  Notes:

1.	The Company’s condensed consolidated financial statements are prepared in conformity with International Financial Reporting Standards (“IFRS”).
2.	The Company reports the share of profit (loss) of investments accounted for using the equity method as a component of operating income.
3.	Consumption taxes are not included in sales and financial services revenue.
4.	Ratio of stockholders’ equity to total assets is calculated by using equity attributable to the stockholders of the Company.
5.	The Company prepares condensed consolidated financial statements. Therefore parent-only selected financial data is not presented.

(2) Business Overview

There was no significant change in the business of Sony during the nine months ended December 31, 2021.

As of December 31, 2021, the Company had 1,495 subsidiaries and 154 affiliated companies, of which 1,459 companies are consolidated subsidiaries (including structured entities) of the Company. The Company has applied the equity accounting method for 138 associates and joint ventures.

II State of Business

(1) Risk Factors

Note for readers of this English translation:

Except for the revised risk factor below, there was no significant change from the information presented in the Risk Factors section of the Annual Report on Form 20-F filed with the Securities and Exchange Commission (the “SEC”) on June 22, 2021. The revised risk factor below replaces the corresponding risk factor in the Form 20-F in its entirety. Any forward-looking statements included in the descriptions below are based on management’s current judgment.

URL: The Annual Report on Form 20-F filed with the SEC on June 22, 2021

https://www.sec.gov/Archives/edgar/data/313838/000119312521195631/d151790d20f.htm

The Coronavirus Disease 2019 (“COVID-19”) pandemic has adversely affected, and is expected to continue to adversely affect, Sony’s business operations, operating results and financial condition.

The COVID-19 pandemic is adversely affecting procurement of components and raw materials, production, development, sale and distribution of the products and services in each of Sony’s business segments, and these negative impacts are expected to continue in the future. In the fiscal year ended March 31, 2021, for example, in the Game & Network Services (“G&NS”) segment, there was an adverse impact on the production of hardware due to issues in the component supply chain. In the Music segment, the release of some new music continued to be delayed around the world primarily due to artists being unable to record music, produce music videos or promote releases. Ticket and merchandising revenues decreased as in-person concerts and other events continued to be restricted in Japan and other areas. Additionally, due to a global reduction in advertising spending, revenue from the licensing of music in TV commercials decreased. In the Pictures segment, box office revenue was significantly impacted by the closure or limited capacity of movie theaters, and Sony was not able to release most of its already completed titles in theaters. Although the production of new motion pictures and television shows by Sony gradually resumed, production schedules continued to be delayed. Additionally, the global reduction in advertising spending led to a decrease in advertising revenue in the Pictures segment. In the Electronics Products & Solutions (“EP&S”) segment, certain of Sony’s manufacturing sites ceased production for a period of time pursuant to local government policy, and a portion of supply was temporarily insufficient to meet demand. Some partner companies that supply components to several Sony businesses reduced their operations and were affected by the stoppage or delay of logistics, causing a delay in the production of some Sony products due to component shortages. Additionally, sales decreased due to the closure of retail stores globally. In the Imaging & Sensing Solutions (“I&SS”) segment, image sensor sales decreased primarily due to a slowdown in the digital camera market, which is a final outlet for Sony’s image sensors. In the Financial Services segment, pursuant to the announcement of a state of emergency by the Japanese government, all in-person sales activity of the Lifeplanner® sales specialists at Sony Life Insurance Co., Ltd. (“Sony Life”) was suspended from April 2020 through May 2020.

The timing and extent to which the pandemic further negatively impacts Sony’s business could vary greatly depending on future developments, such as the possible further spread of or a resurgence in COVID-19, the timing and extent to which COVID-19 declines as well as the state of lockdowns and other measures in various geographic areas around the world and their impact on macroeconomic conditions. As a result, the impact of negative factors in each segment, such as those listed above, may continue or become more severe. For example, with respect to the Pictures segment, the postponement and subsequent release of films by major studios could lead to the theatrical release calendar becoming crowded, increasing competition for available screen space. This situation and the reluctance of some consumers to attend theaters could delay the recovery of sales and profit in the Pictures segment. The EP&S segment could continue to be adversely impacted by factory shutdowns and supply chain issues, and by the closure of retail stores globally. In the Financial Services segment, although Sony Life has established a system that enables remote consulting and paperless application and maintenance procedures with respect to its sales activities, it may continue to be adversely affected by restrictions on its in-person sales activities. Much of the Sony workforce shifted to working at home during the spread of COVID-19 and is expected to continue to work at home for the time being. Although Sony takes measures to ensure that appropriate information security protections are in place for the remote workforce, there can be no guarantee that Sony’s actions, security measures and controls designed to prevent, detect or respond to outside intrusion, limit access to data, prevent loss, destruction, alteration, or exfiltration of business information, or limit the negative impact from such attacks can provide absolute security.

The continued impact of COVID-19 could heighten many of the risks and uncertainties noted below.

Sony’s strategic initiatives, including acquisitions, joint ventures, investments, capital expenditures and restructurings, may not be successful in achieving their strategic objectives.

Sony actively engages in acquisitions, joint ventures, capital expenditures and other strategic investments to acquire new technologies, efficiently develop new businesses and enhance its business competitiveness. For example, in September 2020, in order to achieve further growth and strengthen governance within the financial services business with the goal of enhancing the corporate value of the entire Sony Group, Sony acquired all of the common shares and related stock acquisition rights of Sony Financial Holdings Inc. (“SFH”) not held by Sony and made SFH a wholly-owned subsidiary of Sony, spending 396.7 billion yen. In addition, in the fiscal year ended March 31, 2021, Sony invested in Bilibili Inc. (“Bilibili”) and Epic Games, Inc. (“Epic Games”), and acquired minority interests in both companies, with the goal of accelerating business expansion in the area of entertainment. In the fiscal year ending March 31, 2022, Sony acquired 100% of the shares and related assets of certain subsidiaries of Kobalt Music Group Limited (“Kobalt”) relating to AWAL, Kobalt’s music distribution business mainly for independent recording artists, and Kobalt Neighbouring Rights, Kobalt’s music neighboring rights management business, for consideration of 49.8 billion yen. Prior to the closing of the acquisition, the U.K. Competition and Markets Authority initiated a review of the transaction, and Sony continues to cooperate with such review. In addition, in the fiscal year ending March 31, 2022, Sony made an additional strategic investment in Epic Games, acquired 100% of the equity interest in Ellation Holdings, Inc. (“Ellation”), a subsidiary of AT&T Inc., which operated the anime business “Crunchyroll,” and made a minority investment in Japan Advanced Semiconductor Manufacturing Inc., a subsidiary of Taiwan Semiconductor Manufacturing Company Limited.

When making acquisitions, Sony’s financial results may be adversely affected by the significant cost of the acquisition and/or integration expenses, failure to achieve synergies, failure to generate expected revenue and cost improvements, loss of key personnel and assumption of liabilities.

When establishing joint ventures and strategic partnerships, Sony’s financial and operating results may be adversely affected by strategic or cultural differences with partners, conflicts of interest, failure to achieve synergies, additional funding or debt guarantees required to maintain the joint venture or partnership, requirements to buy out a joint venture partner, sell its shares or dissolve a partnership, insufficient management control including control over cash flow, loss of proprietary technology and know-how, impairment losses and reputational harm from the actions or activities of a joint venture that uses the Sony brand.

Sony invests heavily in production facilities and equipment, including fabrication facilities used to make image sensors for smartphones and other products. Sony may not be able to recover these capital expenditures in part or in full or in the planned timeframe due to the competitive environment, lower-than-expected consumer demand or changes in the financial condition or business decisions of Sony’s major customers. Sony invested 265.7 billion yen and 180.0 billion yen of capital in the fiscal years ended March 31, 2020 and 2021, respectively, mainly for the purpose of increasing image sensor production capacity.

Further, Sony is implementing restructuring and transformation initiatives to enhance profitability, business autonomy and shareholder value and to clearly position each business within the overall business portfolio. However, the expected benefits of these initiatives, including the expected level of profitability, may not be realized due to internal and external impediments or market conditions worsening beyond expectations. If Sony is not successful in achieving its restructuring and transformation initiatives, Sony’s operating results, financial condition, reputation, competitiveness or profitability may be adversely affected. For example, in order to improve the profitability of its smartphone business in the EP&S segment, Sony implemented restructuring initiatives through the fiscal year ended March 31, 2020, which included the cessation of production at its Beijing factory and the exit from several regions, such as the Middle East and Central and South America.

Sony must manage its large volume of and widespread procurement from third-party suppliers and business partners to control inventory levels, availability, costs and quality of parts, components, software and network services within volatile markets.

Sony’s products and services rely on a large volume of third-party suppliers and business partners for parts, components, software and network services, including semiconductors, chipsets for PlayStation game consoles and mobile products, LCD (liquid crystal display) panels and the Android OS that is used in mobile products, televisions and services. As a result, external suppliers’ and partners’ supply shortages, fluctuations in pricing, quality issues, discontinued support, changes in business terms or prioritization of customers outside the electronics area or of Sony’s competitors can adversely affect Sony’s operating results, brand and reputation. For example, although Sony continues to strive to secure a necessary supply of semiconductors and other components, the global shortages of semiconductors and other components that became pronounced in the latter half of the fiscal year ended March 31, 2021 have continued into the third quarter of the fiscal year ending March 31, 2022. Additionally, logistical disruptions around the world have led to increasing lead times for procurement and shipping, resulting in an inability to adequately meet market demand for sales of hardware in the G&NS segment and a wide range of products in the EP&S segment. Worsened or prolonged supply shortages may adversely affect the operating results of the G&NS, EP&S and I&SS segments. Reliance on third-party software and technologies may make it increasingly difficult for Sony to differentiate its products from competitors’ products. Also, shortages or delayed shipments of critical parts or components may result in a reduction or suspension of production at Sony’s or its business partners’ manufacturing sites, particularly where Sony is substantially reliant on one supplier, where there is limited production capacity for custom parts or components, or where there are initial manufacturing capacity constraints for products, parts or components that use new technologies.

Sony places orders for parts and components in line with production and inventory plans determined in advance based on its forecast of consumer demand, which is highly volatile and difficult to predict. Inaccurate forecasts of consumer demand or inadequate business planning can lead to a shortage or excess inventory, which can disrupt production plans and result in lost sales opportunities or inventory adjustments, respectively. Sony writes down the value of its inventory when the underlying parts, components or products have become obsolete, when inventory levels exceed the amount expected to be used, or when the value of the inventory is otherwise recorded at a value higher than net realizable value. Such lost sales opportunities, inventory adjustments, or shortages of parts and components have had and may have an adverse impact on Sony’s operating results and financial condition.

(2) Management’s Discussion and Analysis of Financial Condition, Results of Operations and Status of Cash Flows

i) Results of Operations

Sony adopted IFRS starting in the three months ended June 30, 2021, in lieu of the previously applied generally accepted accounting principles in the United States (“U.S. GAAP”). The results for the nine months ended December 31, 2020 and for the fiscal year ended March 31, 2021 are also presented in accordance with IFRS for the purpose of comparative analysis.

For details of adjustments made in accordance with the transition from U.S. GAAP to IFRS, please refer to “IV Financial Statements – Notes to Condensed Consolidated Financial Statements - 14. First-time adoption.”

Due to organizational changes as of April 1, 2021, from the three months ended June 30, 2021, Sony transferred some of the businesses and functions previously included within All Other and Corporate and elimination to the EP&S segment. Sales and operating income (loss) of each segment for the fiscal year ended March 31, 2021 are presented to conform to the organizational structure for the fiscal year ending March 31, 2022.

All amounts are presented in accordance with IFRS. “Sales and Financial Services revenue” (“sales”) in each business segment represents sales recorded before intersegment transactions are eliminated. “Operating income (loss)” in each business segment represents operating income (loss) reported before intersegment transactions are eliminated and excludes unallocated corporate expenses. For details regarding each segment’s product categories, please refer to “IV Financial Statements - Notes to Condensed Consolidated Financial Statements - 13. Business segment information.”

Consolidated Financial Results

	(Billions of yen)
	Nine months ended December 31
	2020	2021

Sales	¥6,762.0	¥7,657.5
Operating income	888.8	1,063.7
Income before income taxes	956.1	1,027.9
Net income attributable to Sony Group Corporation’s stockholders	962.9	771.1

Sales for the nine months ended December 31, 2021 (“the current nine months”) increased 895.5 billion yen compared to the same period of the previous fiscal year (“year-on-year”) to 7 trillion 657.5 billion yen. This significant increase was primarily due to significant increases in sales in the Pictures, EP&S and Music segments.

Operating income in the current nine months increased 174.9 billion yen year-on-year to 1 trillion 63.7 billion yen. This increase was primarily due to significant increases in operating income in the Pictures and EP&S segments, partially offset by decreases in operating income in the G&NS and Financial Services segments.

Operating income for the current nine months included the following:

•	Gain from the transfer of certain operations of Game Show Network, LLC: 70.2 billion yen (Pictures segment)*
•	One-time loss recorded at a subsidiary of Sony Life: 16.8 billion yen (Financial Services segment)
•

The share of profit of the investment in M3, Inc. (“M3”) related to a gain on a change in M3’s equity interest in an affiliated company, resulting from the issuance of new shares in connection with the affiliated company’s public listing: 5.1 billion yen (All Other)

•	Settlement gain in connection with the termination of the defined benefit pension plan at certain U.S. subsidiaries: 5.5 billion yen (mainly in Corporate and elimination)

* For details, please refer to “IV Financial Statements - Notes to Condensed Consolidated Financial Statements - 11. Transfer of certain operations of Game Show Network, LLC.”

Operating income for the same period of the previous fiscal year included the following:

•	Gain on the sale of a portion of shares of Pledis Entertainment Co., Ltd. (“Pledis”): 7.2 billion yen (Music segment)
•	Gain recorded in connection with a business transfer: 5.9 billion yen (Music segment)
•	Inventory write-downs of certain image sensors for mobile products: 9.0 billion yen (I&SS segment)
•	Expenses related to the Sony Global Relief Fund for COVID-19: 4.8 billion yen (Corporate and elimination)

The share of profit (loss) of investments accounted for using the equity method in the current nine months, recorded within operating income, increased 13.5 billion yen year-on-year to 20.1 billion yen. This increase was mainly due to an increase in the share of profit of the investment in M3.

The net effect of financial income and expenses was an expense of 35.8 billion yen, compared to income of 67.2 billion yen in the same period of the previous fiscal year. This was primarily due to the recording of unrealized losses mainly on Sony’s shares of Spotify Technology S.A. in the current nine months, compared to the recording of unrealized gains on such shares in the same period of the previous fiscal year. For details, please refer to “IV Financial Statements - Notes to Condensed Consolidated Financial Statements - 4. Financial instruments.”

Income before income taxes increased 71.8 billion yen year-on-year to 1 trillion 27.9 billion yen.

During the current nine months, Sony recorded income tax expense of 252.4 billion yen, resulting in an effective tax rate of 24.6%, which was higher than the effective tax rate of negative 2.2% in the same period of the previous fiscal year. This higher effective tax rate was mainly due to the fact that, in the nine months ended December 31, 2020, the reversal of a previous write-down of a significant portion of the deferred tax assets of the consolidated tax filing group in Japan resulted in a tax benefit of 214.3 billion yen and the reversal of a previous write-down of the deferred tax assets for certain research and development credits of the consolidated tax filing group in the United States resulted in a tax benefit of 13.6 billion yen.

Net income attributable to Sony Group Corporation’s stockholders decreased 191.8 billion yen year-on-year to 771.1 billion yen.

Operating performance by business segment for the current nine months is as follows:

Game & Network Services (G&NS)

Sales increased 78.5 billion yen year-on-year to 2 trillion 74.5 billion yen. This increase in sales was mainly due to an increase in PlayStation®5 hardware unit sales as well as the impact of foreign exchange rates, partially offset primarily by a decrease in game software sales including add-on content and a decrease in PlayStation®4 hardware unit sales. Operating income decreased 51.2 billion yen year-on-year to 258.8 billion yen. This decrease was primarily due to the impact of the above-mentioned decrease in game software sales, partially offset primarily by the positive impact of foreign exchange rates.

Music

The Music segment results include the yen-based results of Sony Music Entertainment (Japan) Inc. and the yen-translated results of Sony Music Entertainment (“SME”) and Sony Music Publishing LLC (“SMP”), which aggregate the results of their worldwide subsidiaries on a U.S. dollar basis.

Sales increased 149.9 billion yen year-on-year to 822.4 billion yen. This significant increase in sales was primarily due to increases in sales for Recorded Music and Music Publishing, resulting from higher revenue from paid subscription streaming services as well as advertising-supported streaming services which were impacted by COVID-19 in the same period of the previous fiscal year. Operating income increased 12.1 billion yen year-on-year to 161.1 billion yen, primarily due to the impact of the above-mentioned significant increase in sales, partially offset by the absence of a 7.2 billion yen gain on the sale of a portion of shares of Pledis and a 5.9 billion yen gain in connection with the transfer of an overseas business, both of which were recorded in the same period of the previous fiscal year.

Pictures

The Pictures segment results are the yen-translated results of Sony Pictures Entertainment Inc. (“SPE”), which aggregates the results of its worldwide subsidiaries on a U.S. dollar basis. Management analyzes the results of SPE in U.S. dollars, so discussion of certain portions of its results is specified as being on “a U.S. dollar basis.”

Sales increased 373.9 billion yen, a 68% increase year-on-year (a 59% increase on a U.S. dollar basis), to 926.7 billion yen. This significant increase in sales was due to higher sales in all categories. Sales for Motion Pictures increased primarily due to higher theatrical revenues as a result of the contribution of Spider-Man: No Way Home, as well as higher licensing revenues from digital streaming networks for new film titles and higher licensing revenues for catalog product. This was partially offset by lower home entertainment and licensing revenues generated from prior year releases in the current nine months, due to the absence of significant theatrical releases in the previous fiscal year. Sales for Television Productions increased primarily due to the recording of revenues from the licensing of Seinfeld as well as an increase in deliveries of current year titles, as the previous fiscal year was negatively impacted by production delays due to COVID-19. Sales for Media Networks increased primarily due to the impact of the acquisition of Crunchyroll. Operating income significantly increased 126.2 billion yen year-on-year to 206.4 billion yen. This increase was primarily due to the recording of a 70.2 billion yen gain from the transfer of GSN Games, a division of Game Show Network, LLC, and the impact of the above-mentioned increase in sales, partially offset by the impact of higher marketing expenses for current year theatrical releases in Motion Pictures.

Electronics Products & Solutions (EP&S)

Sales increased 251.3 billion yen year-on-year to 1 trillion 845.1 billion yen. This significant increase in sales was mainly due to an improvement in the product mix of televisions and digital cameras as well as the impact of foreign exchange rates. Operating income significantly increased 76.6 billion yen year-on-year to 224.5 billion yen, due to an improvement in the product mix of digital cameras and televisions as well as the positive impact of foreign exchange rates.

Imaging & Sensing Solutions (I&SS)

Sales increased 40.8 billion yen year-on-year to 821.1 billion yen. This increase in sales was mainly due to an increase in unit sales of image sensors for mobile products despite a deterioration in the product mix, an increase in unit sales of image sensors for digital cameras as a result of recovery from the impact of COVID-19, as well as the impact of foreign exchange rates. Operating income increased 16.5 billion yen year-on-year to 144.9 billion yen. This increase was mainly due to the impact of the above-mentioned increase in sales, the positive impact of foreign exchange rates, and the absence of the 9.0 billion yen of inventory write-downs recorded in the same period of the previous fiscal year for certain image sensors for mobile products whose shipments were suspended as a result of U.S. export restrictions, partially offset by an increase in research and development expenses as well as depreciation and amortization expenses.

Financial Services

The Financial Services segment results include Sony Financial Group Inc. (“SFGI,” whose company name was changed from SFH as of October 1, 2021) and SFGI’s consolidated subsidiaries such as Sony Life, Sony Assurance Inc. (“Sony Assurance”), and Sony Bank Inc. (“Sony Bank”). The results of Sony Life discussed in the Financial Services segment differ from the results that SFGI and Sony Life disclose separately on a Japanese statutory basis.

Financial services revenue increased 19.8 billion yen year-on-year to 1 trillion 254.1 billion yen, mainly due to an increase in revenue at Sony Life. Revenue at Sony Life increased 36.5 billion yen* year-on-year to 1 trillion 119.9 billion yen due to increases in insurance premium revenue and gains on investments in the general account, partially offset by a decrease in net gains on investments in the separate accounts. Operating income decreased 10.6 billion yen year-on-year to 102.3 billion yen, primarily due to the recording of a one-time loss of 16.8 billion yen at a subsidiary of Sony Life and decreases in operating income at Sony Bank and Sony Assurance, partially offset by an increase in operating income at Sony Life. Operating income at Sony Life increased 19.5 billion yen year-on-year to 104.7 billion yen, mainly due to a decrease in expenses for various provisions related to COVID-19 and an increase in insurance premium revenue reflecting an increase in the policy amount in force. Operating income at Sony Bank decreased due to a deterioration in valuation gains and losses on securities, and operating income at Sony Assurance decreased due to an increase in the loss ratio for automobile insurance.

* Sony Life merged with its subsidiary which is engaged in the annuity business as of April 1, 2021. Due to the merger, from the fiscal year ending March 31, 2022, the revenue at this subsidiary is included in the revenue at Sony Life. Excluding the impact of this merger, revenue at Sony Life increased 7.4 billion yen year-on-year.

Operating Performance by Geographic Area

For operating performance by geographic area, please refer to “sales and operating revenue attributed to countries and areas based on location of external customers” in “IV Financial Statements – Notes to Condensed Consolidated Financial Statements - 13. Business segment information.”

Foreign Exchange Fluctuations and Risk Hedging

Note for readers of this English translation:

Except for the information set forth below, there was no significant change from the information presented in the Foreign Exchange Fluctuations and Risk Hedging section of the Annual Report on Form 20-F filed with the SEC on June 22, 2021. Although foreign exchange rates have fluctuated during the nine-month period ended December 31, 2021, there has been no significant change in Sony’s risk hedging policy as described in the Annual Report on Form 20-F.

URL: The Annual Report on Form 20-F filed with the SEC on June 22, 2021

https://www.sec.gov/Archives/edgar/data/313838/000119312521195631/d151790d20f.htm

During the current nine months, the average rates of the yen were 111.1 yen against the U.S. dollar and 130.6 yen against the euro, which were 5.0 yen and 8.2 yen lower year-on-year, respectively.

For the current nine months, sales were 7 trillion 657.5 billion yen, an increase of 13% year-on-year, while on a constant currency basis, sales increased approximately 9% year-on-year. For further details about the impact of foreign exchange rate fluctuations on sales and operating income, please refer to the Note below.

Consolidated operating income increased 174.9 billion yen year-on-year to 1 trillion 63.7 billion yen for the current nine months. Most of the foreign exchange rate impact was attributable to the impact of foreign exchange rates in the G&NS, EP&S and I&SS segments.

The table below indicates the impact of changes in foreign exchange rates on sales and operating results of each of the above-mentioned three segments. Also, please refer to the “Results of Operations” section, which discusses the impact of foreign exchange rates within segments and categories where foreign exchange rate fluctuations had a significant impact.

		(Billions of yen)
		Nine months ended December 31		Impact of changes in foreign exchange rates
		2020	2021
G&NS	Sales	¥1,996.0	¥2,074.5	+¥91.7
	Operating income	310.0	258.8	+15.2
EP&S	Sales	1,593.8	1,845.1	+82.1
	Operating income	147.9	224.5	+27.9
I&SS	Sales	780.3	821.1	+36.1
	Operating income	128.3	144.9	+9.8

In addition, sales for the Music segment increased 22% year-on-year to 822.4 billion yen, an approximate 18% increase on a constant currency basis. In the Pictures segment, sales increased 68% year-on-year to 926.7 billion yen, an approximate 59% increase on a U.S. dollar basis. As most of the operations in Sony’s Financial Services segment are based in Japan, Sony’s management analyzes the performance of the Financial Services segment on a yen basis only.

Note:

Sales on a Constant Currency Basis and the Impact of Foreign Exchange Rate Fluctuations

The descriptions of sales on a constant currency basis reflect sales calculated by applying the yen’s monthly average exchange rates from the same period of the previous fiscal year to local currency-denominated monthly sales in the relevant period of the current fiscal year. For SME and SMP in the Music segment, the constant currency amounts are calculated by applying the monthly average U.S. dollar / yen exchange rates after aggregation on a U.S. dollar basis.

Results for the Pictures segment are described on a U.S. dollar basis as the Pictures segment reflects the operations of SPE, a U.S.-based operation that aggregates the results of its worldwide subsidiaries in U.S. dollars.

The impact of foreign exchange rate fluctuations on sales is calculated by applying the change in the yen’s periodic weighted average exchange rate for the same period of the previous fiscal year from the relevant period of the current fiscal year to the major transactional currencies in which the sales are denominated. The impact of foreign exchange rate fluctuations on operating income (loss) is calculated by subtracting from the impact on sales the impact on cost of sales and selling, general and administrative expenses calculated by applying the same major transactional currencies calculation process to cost of sales and selling, general and administrative expenses as for the impact on sales. The I&SS segment enters into its own foreign exchange hedging transactions, and the impact of those transactions is included in the impact of foreign exchange rate fluctuations on operating income (loss) for that segment.

This information is not a substitute for Sony’s consolidated financial statements measured in accordance with IFRS. However, Sony believes that these disclosures provide additional useful analytical information to investors regarding the operating performance of Sony.

Status of Cash Flows*

Operating Activities: Net cash inflow from operating activities during the current nine months was 808.6 billion yen, a decrease of 150.8 billion yen year-on-year.

For all segments excluding the Financial Services segment, there was a net cash inflow of 565.8 billion yen, a decrease of 358.6 billion yen year-on-year. This decrease was primarily due to a larger year-on-year increase in inventories and content assets, a smaller increase in trade payables and an increase in payments of income taxes, partially offset by the positive impact of a year-on-year increase in income before income tax after taking into account non-cash adjustments (including depreciation and amortization, including amortization of contract costs, other operating (income) expense, net and (gain) loss on securities, net).

The Financial Services segment had a net cash inflow of 282.2 billion yen, an increase of 227.3 billion yen year-on-year. This increase was mainly due to a smaller year-on-year increase in investments and advances in the financial services business, partially offset by a smaller increase in deposits from customers at Sony Bank.

Investing Activities: During the current nine months, Sony used 523.2 billion yen of net cash in investing activities, an increase of 92.3 billion yen year-on-year.

For all segments excluding the Financial Services segment, there was a 510.4 billion yen net cash outflow, an increase of 93.6 billion yen year-on-year. This increase was mainly due to payments for the purchase of the equity interest in Ellation, which operates the anime business “Crunchyroll,” the purchase of shares and related assets of certain subsidiaries of Kobalt and an additional investment in Epic Games, partially offset by the cash inflow from the transfer of GSN Games, a division of Game Show Network, LLC, and a year-on-year decrease in payments for fixed asset purchases. Additionally, the same period of the previous fiscal year included a payment for an investment in Bilibili.

The Financial Services segment used 12.8 billion yen of net cash in investing activities, essentially flat year-on-year.

Financing Activities: Net cash outflow from financing activities during the current nine months was 278.7 billion yen, an increase of 144.3 billion yen year-on-year.

For all segments excluding the Financial Services segment, there was a 270.7 billion yen net cash outflow, an increase of 154.5 billion yen year-on-year. This increase was primarily due to the redemption of straight bonds, an increase in dividend payments and payments for the repurchase of Sony’s own common stock (4,141,700 shares for a total purchase price of 50.2 billion yen, as of December 31, 2021) which was approved at a meeting of the Board of Directors held on April 28, 2021. The same period of the previous fiscal year included the procurement of approximately 2 billion U.S. dollars in the form of a long-term bank loan. Additionally, the same period of the previous fiscal year included a total of 396.5 billion yen in short-term bank borrowings to fund the acquisition of all of the shares of SFGI and the related stock acquisition rights for 396.7 billion yen, in order to make SFGI into a wholly-owned subsidiary of Sony Group Corporation. Of these borrowings, which were secured in July and October 2020, 200.0 billion yen was repaid in December 2020.

In the Financial Services segment, there was a 47.3 billion yen net cash outflow, an increase of 9.3 billion yen year-on-year. This increase was mainly due to an increase in dividend payments.

Total Cash and Cash Equivalents: Accounting for the above factors and the effect of fluctuations in foreign exchange rates, the total outstanding balance of cash and cash equivalents as of December 31, 2021 was 1 trillion 822.6 billion yen. Cash and cash equivalents of all segments excluding the Financial Services segment was 1 trillion 103.3 billion yen as of December 31, 2021, a decrease of 186.5 billion yen compared with the balance as of March 31, 2021, and a decrease of 222.0 billion yen compared with the balance as of December 31, 2020. Within the Financial Services segment, the outstanding balance of cash and cash equivalents was 719.3 billion yen as of December 31, 2021, an increase of 222.1 billion yen compared with the balance as of March 31, 2021, and an increase of 166.5 billion yen compared with the balance as of December 31, 2020.

*Sony’s disclosure includes information regarding cash flow for all segments excluding the Financial Services segment. This information is derived from the following condensed statement of cash flows. The condensed statement of cash flows, which includes the above-mentioned cash flow information, is not prepared in accordance with IFRS, which Sony uses to prepare its condensed consolidated financial statements. However, because the Financial Services segment is different in nature from Sony’s other segments, Sony believes that a comparative presentation may be useful in understanding and analyzing Sony’s condensed consolidated financial statements. Transactions between the Financial Services segment and Sony without the Financial Services segment, including noncontrolling interests, are included in those respective presentations, but are eliminated in the consolidated figures shown below.

Condensed Statements of Cash Flows

	Yen in millions
	Nine months ended December 31

	Financial Services		Sony without Financial Services		Consolidated
	2020	2021	2020	2021	2020	2021

Cash flows from operating activities:
Income (loss) before income taxes	112,885	102,274	862,979	964,760	956,067	1,027,878
Adjustments to reconcile income (loss) before income taxes to net cash provided by (used in) operating activities:
Depreciation and amortization, including amortization of contract costs	17,675	18,682	487,023	601,433	504,698	620,115
Amortization of deferred insurance acquisition costs	30,340	46,605	-	-	30,340	46,605
Other operating (income) expense, net	231	269	(12,672)	(71,116)	(12,441)	(70,847)
(Gain) loss on securities, net (other than Financial Services segment)	-	-	(78,150)	23,606	(78,150)	23,606
Change in future insurance policy benefits and other	222,033	300,632	-	-	222,033	300,632
Change in policyholders’ account in the life insurance business, less cash impact	402,894	291,078	-	-	402,894	291,078
Net cash impact of policyholders’ account in the life insurance business	114,648	153,714	-	-	114,648	153,714
Changes in assets and liabilities:
(Increase) decrease in trade receivables and contract assets	(44,967)	(35,697)	(438,902)	(398,020)	(458,944)	(428,153)
(Increase) decrease in inventories	-	-	(40,643)	(134,997)	(40,643)	(134,997)
(Increase) decrease in investments and advances in the Financial Services segment	(1,412,094)	(1,079,760)	-	-	(1,412,094)	(1,079,760)
(Increase) decrease in content assets	-	-	(244,046)	(398,351)	(244,046)	(398,351)
(Increase) decrease in deferred insurance acquisition costs	(67,364)	(83,383)	-	-	(67,364)	(83,383)
Increase (decrease) in trade payables	24,717	(19,833)	353,754	166,378	353,587	140,852
Increase (decrease) in deposits from customers in the banking business	277,152	164,387	-	-	277,152	164,387
Increase (decrease) in borrowings in the life insurance business and the banking business	361,186	478,305	-	-	361,186	478,305
Other	15,573	(55,107)	35,003	(187,931)	50,442	(243,080)

Net cash provided by (used in) operating activities	54,909	282,166	924,346	565,762	959,365	808,601

	Yen in millions
	Nine months ended December 31
	Financial Services		Sony without Financial Services		Consolidated
	2020	2021	2020	2021	2020	2021

Cash flows from investing activities:
Payments for property, plant and equipment and other intangible assets	(14,200)	(15,720)	(345,819)	(322,833)	(359,953)	(338,553)
Payments for investments and advances (other than Financial Services segment)	-	-	(93,683)	(63,201)	(93,683)	(63,201)
Proceeds from sales or return of investments and collections of advances (other than Financial Services segment)	-	-	19,611	23,033	19,611	23,033
Other	12	2,914	3,063	(147,417)	3,073	(144,503)

Net cash provided by (used in) investing activities	(14,188)	(12,806)	(416,828)	(510,418)	(430,952)	(523,224)

Cash flows from financing activities:
Increase (decrease) in borrowings, net	(7,445)	(8,138)	343,513	(133,832)	336,081	(141,970)
Dividends paid	(30,454)	(39,159)	(61,153)	(74,208)	(61,153)	(74,208)
Other	(80)	(5)	(398,606)	(62,680)	(409,327)	(62,517)

Net cash provided by (used in) financing activities	(37,979)	(47,302)	(116,246)	(270,720)	(134,399)	(278,695)

Effect of exchange rate changes on cash and cash equivalents	-	-	(28,490)	28,914	(28,490)	28,914

Net increase (decrease) in cash and cash equivalents	2,742	222,058	362,782	(186,462)	365,524	35,596
Cash and cash equivalents at beginning of the fiscal year	550,039	497,218	962,484	1,289,764	1,512,523	1,786,982

Cash and cash equivalents at end of the period	552,781	719,276	1,325,266	1,103,302	1,878,047	1,822,578

ii) Issues Facing Sony and Management’s Response to those Issues

Note for readers of this English translation:

There was no significant change from the information presented in the Trend Information section of the Annual Report on Form 20-F filed with the SEC on June 22, 2021. Any forward-looking statements included in the descriptions below are based on management’s current judgment.

URL: The Annual Report on Form 20-F filed with the SEC on June 22, 2021

https://www.sec.gov/Archives/edgar/data/313838/000119312521195631/d151790d20f.htm

iii) Research and Development

Note for readers of this English translation:

There was no significant change from the information presented as Research and Development in the Annual Report on Form 20-F filed with the SEC on June 22, 2021.

URL: The Annual Report on Form 20-F filed with the SEC on June 22, 2021

https://www.sec.gov/Archives/edgar/data/313838/000119312521195631/d151790d20f.htm

Research and development costs for the nine months ended December 31, 2021 totaled 426.4 billion yen. There were no significant changes in research and development activities for the period.

iv) Liquidity Management and Market Access

  Note for readers of this English translation:

Except for the information related to the committed lines of credit and others set forth below, there was no significant change from the information presented in the Annual Report on Form 20-F filed with the SEC on June 22, 2021. The changes are indicated by underline below. Any forward-looking statements included in the descriptions below are based on management’s current judgment.

URL: The Annual Report on Form 20-F filed with the SEC on June 22, 2021

https://www.sec.gov/Archives/edgar/data/313838/000119312521195631/d151790d20f.htm

An important financial objective of Sony is to maintain the strength of its balance sheet, while securing adequate liquidity for business activities. Sony defines its liquidity sources as the amount of cash and cash equivalents (“cash balance”) (excluding restrictions on capital transfers mainly due to national regulations) and the unused amount of committed lines of credit.

Funding requirements that arise from maintaining liquidity are principally covered by cash flow from operating and investing activities (including asset sales) and by the available cash balance; however, Sony also raises funds as needed from financial and capital markets through means such as corporate bonds, commercial paper (“CP”) and bank loans.

Sony Group Corporation, Sony Global Treasury Services Plc (“SGTS”), a finance subsidiary in the U.K., and Sony Capital Corporation (“SCC”), a finance subsidiary in the U.S., maintain CP programs with access to the Japanese, U.S. and European CP markets. The borrowing limits under these CP programs, translated into yen, were 1,053.6 billion yen in total for Sony Group Corporation, SGTS and SCC as of March 31, 2021. There were no amounts outstanding under the CP programs as of March 31, 2021.

If disruption and volatility occur in financial and capital markets and Sony becomes unable to raise sufficient funds from these sources, Sony may also draw down funds from contractually committed lines of credit from various financial institutions. Sony has a total, translated into yen, of 591.4 billion yen in unused committed lines of credit, as of December 31, 2021. Details of those committed lines of credit are: a 275.0 billion yen committed line of credit contracted with a syndicate of Japanese banks, a 1.7 billion U.S. dollar multicurrency committed line of credit also contracted with a syndicate of Japanese banks and a 1.05 billion U.S. dollar multicurrency committed line of credit contracted with a syndicate of foreign banks. Sony currently believes that it can sustain sufficient liquidity through access to committed lines of credit with financial institutions, together with its available cash balance, even in the event that financial and capital markets become illiquid.

In the event of a downgrade in Sony’s credit ratings, there are no financial covenants in any of Sony’s material financial agreements with financial institutions that would cause an acceleration of the obligation. Even though the cost of borrowing for some committed lines of credit could change according to Sony’s credit ratings, there are no financial covenants that would cause any impairment on the ability to draw down on unused facilities.

(3)     Material Contracts

There were no material contracts executed or determined to be executed during the three months ended December 31, 2021.

  Note for readers of this English translation:

There was no significant change from the information presented in the Annual Report on Form 20-F (“Patents and Licenses” in Item 4) filed with the SEC on June 22, 2021. This disclosure does not correspond to or update Item 10.C of the Annual Report on Form 20-F.

URL: The Annual Report on Form 20-F filed with the SEC on June  22, 2021

https://www.sec.gov/Archives/edgar/data/313838/000119312521195631/d151790d20f.htm

  III     Company Information

  (1) Information on the Company’s Shares

i) Total Number of Shares

1) Total Number of Shares

Class	Total number of shares authorized to be issued
Common stock	3,600,000,000
Total	3,600,000,000

2) Number of Shares Issued

Class	Number of shares issued		Name of Securities Exchanges where the shares are listed or authorized Financial Instruments Firms Association where the shares are registered	Description
	As of the end of the third quarterly period (December 31, 2021)	As of the filing date of the Quarterly Securities Report (February 8, 2022)
Common stock	1,261,081,781	1,261,081,781	Tokyo Stock Exchange New York Stock Exchange	The number of shares constituting one full unit is one hundred (100).
Total	1,261,081,781	1,261,081,781	—	—

Note:	The Company’s shares of common stock are listed on the First Section of the Tokyo Stock Exchange in Japan.

ii) Stock Acquisition Rights (“SARs”)

  Note for readers of this English translation:

The Japanese-language Quarterly Securities Report includes a summary of the main terms and conditions of the SARs listed below which were issued during the three months ended December 31, 2021. A summary of such terms and conditions has previously been filed with or submitted to the SEC under Form 6-K or Form S-8. There has been no change to such terms and conditions since the applicable date of such filings or submissions.

URL: The list of documents previously filed or submitted by the Company

https://www.sec.gov/Archives/edgar/data/0000313838/000115752321001277/a52516618.htm

https://www.sec.gov/Archives/edgar/data/0000313838/000115752321001434/a52533420.htm

Stock acquisition rights issued during the three months ended December 31, 2021.

Name (Date of resolution of the Board of Directors)	Number of SARs issued	Number of shares of common stock to be issued or transferred
The forty-fifth series of Common Stock Acquisition Rights (October 28, 2021)	24,080	2,408,000
The forty-sixth series of Common Stock Acquisition Rights (October 28, 2021)	24,684	2,468,400

iii) Status of the Exercise of Moving Strike Convertible Bonds

   Not applicable.

iv) Changes in the Total Number of Shares Issued and the Amount of Common Stock, etc.

Period	Change in the total number of shares issued (Thousands)	Balance of the total number of shares issued (Thousands)	Change in the amount of common stock (Yen in Millions)	Balance of the amount of common stock (Yen in Millions)	Change in the legal capital surplus (Yen in Millions)	Balance of the legal capital surplus (Yen in Millions)
From October 1 to December 31, 2021	23	1,261,082	151	880,365	151	1,094,058

Note:	The increase mentioned above is due to the issuance of new shares of restricted stock as compensation.

Upon the issuance of new shares of restricted stock as compensation on November 18, 2021, the Issue Price of the new shares was 13,105 yen per share, the amount of paid-in capital was 6,552.5 yen per share, and the shares were allocated to 5 Executives of a subsidiary of Sony Group Corporation.

v) Status of Major Shareholders

(As of December 31, 2021)

Name	Address	Number of shares held (Thousands)	Percentage of shares held to total shares (Excluding treasury shares) issued (%)
The Master Trust Bank of Japan, Ltd. (Trust account) *1	2-11-3, Hamamatsu-cho, Minato-ku, Tokyo	206,265	16.64
Citibank as Depositary Bank for Depositary Receipt Holders*2 (Local Custodian: MUFG Bank, Ltd.)	388 Greenwich St., 14th fl., New York, NY 10013, U.S.A. (2-7-1, Marunouchi, Chiyoda-ku, Tokyo)	122,193	9.86
Custody Bank of Japan, Ltd. (Trust account) *1	1-8-12, Harumi, Chuo-ku, Tokyo	68,769	5.55
JP Morgan Chase Bank 385632 *3 (Local Custodian: Mizuho Bank, Ltd.)	25 Bank Street, Canary Wharf, London, E14 5JP, United Kingdom (Shinagawa Intercity Tower A, 2-15-1, Konan, Minato-ku, Tokyo)	23,617	1.91
State Street Bank West Client – Treaty 505234 *3 (Local Custodian: Mizuho Bank, Ltd.)	1776 Heritage Drive, North Quincy, MA 02171, U.S.A. (Shinagawa Intercity Tower A, 2-15-1, Konan, Minato-ku, Tokyo)	21,114	1.70
SSBTC Client Omnibus Account *3 (Local Custodian: The Hongkong and Shanghai Banking Corporation Limited, Tokyo Branch)	One Lincoln Street, Boston MA USA 02111 (3-11-1, Nihonbashi, Chuo-ku, Tokyo)	20,978	1.69
Government of Norway (Local Custodian: Citibank, N.A., Tokyo Branch)	Bankplassen 2, 0107 Oslo 1 Oslo 0107 NO (6-27-30 Shinjuku, Shinjuku-ku, Tokyo)	19,773	1.60
The Bank of New York Mellon 140042 *3 (Local Custodian: Mizuho Bank, Ltd.)	240 Greenwich Street, New York, NY 10286, U.S.A. (Shinagawa Intercity Tower A, 2-15-1, Konan, Minato-ku, Tokyo)	16,423	1.32
JP Morgan Chase Bank 385781 *3 (Local Custodian: Mizuho Bank, Ltd.)	25 Bank Street, Canary Wharf, London, E14 5JP, United Kingdom (Shinagawa Intercity Tower A, 2-15-1, Konan, Minato-ku, Tokyo)	16,356	1.32
GIC Private Limited – C (Local Custodian: MUFG Bank, Ltd.)	168 Robinson Road #37-01 Capital Tower Singapore 068912, Singapore (2-7-1, Marunouchi, Chiyoda-ku, Tokyo)	15,336	1.24
Total		530,824	42.83

Notes:

*1.	The shares held by each shareholder are held in trust for investors, including shares in securities investment trusts.
*2.	Citibank as Depositary Bank for Depositary Receipt Holders is the nominee of Citibank, N.A.
*3.	Each shareholder provides depositary services for shares owned by institutional investors, mainly in Europe and North America. These shareholders are also the nominees for these investors.

4.

Nomura Asset Management Co., Ltd. filed its “Bulk Shareholding Report” with the Director-General of the Kanto Local Finance Bureau in Japan as of October 6, 2020 and reported that Nomura Asset Management Co., Ltd. and three joint holders held shares of the Company as of September 30, 2020 as provided in the below table. As of December 31, 2021, the Company has not been able to confirm the entry of such parties in the register of shareholders.

Name	Number of shares, etc. held (Thousands)	Percentage of shares, etc. held to total shares issued (%)
Nomura Asset Management Co., Ltd. and 3 Joint Holders	63,157	5.01

5.

Sumitomo Mitsui Trust Bank, Limited filed its “Amendment to the Bulk Shareholding Report” with the Director-General of the Kanto Local Finance Bureau in Japan as of September 20, 2019 and reported that Sumitomo Mitsui Trust Asset Management Co., Ltd. and one joint holder held shares of the Company as of September 13, 2019 as provided in the below table. As of December 31, 2021, the Company has not been able to confirm the entry of such parties in the register of shareholders.

Name	Number of shares, etc. held (Thousands)	Percentage of shares, etc. held to total shares issued (%)
Sumitomo Mitsui Trust Asset Management Co., Ltd. and 1 Joint Holder	72,546	5.70

6.

BlackRock Japan Co., Ltd. filed its “Amendment to the Bulk Shareholding Report” with the Director-General of the Kanto Local Finance Bureau in Japan as of March 22, 2017 and reported that BlackRock Japan Co., Ltd. and eight Joint Holders held shares of the Company as of March 15, 2017 as provided in the below table. As of December 31, 2021, the Company has not been able to confirm the entry of such parties in the register of shareholders.

Name	Number of shares, etc. held (Thousands)	Percentage of shares, etc. held to total shares issued (%)
BlackRock Japan Co., Ltd. and 8 Joint Holders	79,185	6.27

vi) Status of Voting Rights

1) Shares Issued

(As of December 31, 2021)

Classification	Number of shares of common stock	Number of voting rights (Units)	Description
Shares without voting rights	—	—	—
Shares with restricted voting rights (Treasury stock, etc.)	—	—	—
Shares with restricted voting rights (Others)	—	—	—
Shares with full voting rights (Treasury stock, etc.)	21,575,600	—	—
Shares with full voting rights (Others)	1,237,705,900	12,377,059	—

Shares constituting less than one full unit	1,800,281	—	Shares constituting less than one full unit (100 shares)
Total number of shares issued	1,261,081,781	—	—
Total voting rights held by all shareholders	—	12,377,059	—

Note:

Included in “Shares with full voting rights (Others)” under “Number of shares of common stock” are 18,900 shares of common stock held under the name of Japan Securities Depository Center, Incorporated. Also included in “Shares with full voting rights (Others)” under “Number of voting rights (Units)” are 189 units of voting rights relating to the shares of common stock with full voting rights held under the name of Japan Securities Depository Center, Incorporated.

2) Treasury Stock, etc.

(As of December 31, 2021)

Name of shareholder	Address of shareholder	Number of shares held under own name	Number of shares held under the names of others	Total number of shares held	Percentage of shares held to total shares issued (%)
Sony Group Corporation (Treasury stock)	1-7-1, Konan, Minato-ku, Tokyo	21,575,600	—	21,575,600	1.71
Total	—	21,575,600	—	21,575,600	1.71

Notes:

1.

In addition to the 21,575,600 shares listed above, there are 300 shares of common stock held in the name of the Company in the register of shareholders that the Company does not beneficially own. These shares are included in “Shares with full voting rights (Others)” in Table 1) “Shares Issued” above.

2.

Upon the disposal of treasury shares mainly due to the exercise of SARs (including the exercise of unsecured convertible bonds with SARs (6th series)) from January 1, 2022 to January 31, 2022, the number of shares held decreased by 146 thousand shares.

(2)    Directors and Corporate Executive Officers

The change in directors or corporate executive officers in the period from the filing date of the Securities Report (Yukashoken Houkokusho) for the fiscal year ended March 31, 2021 to the nine months ended December 31, 2021 is as follows:

i) Directors

1) Retired Director

Title / Position	Name	Date of retirement
Director Member of the Nominating Committee	Adam Crozier	December 31, 2021

2) Change of Position

Title / Position after change	Title / Position before change	Name	Date of change
Director Chair of the Compensation Committee Member of the Nominating Committee	Director Chair of the Compensation Committee	Wendy Becker	December 31, 2021

ii) The number of male and female Directors and Corporate Executive Officers and the percentage of female Directors and Corporate Executive Officers after the change

The Directors and Corporate Executive Officers are composed of 10 males and 4 females.

(The percentage of female Directors and Corporate Executive Officers is 28.6%.)

IV        Financial Statements

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES

(1) Condensed Consolidated Financial Statements

Condensed Consolidated Statements of Financial Position (Unaudited)

		Yen in millions
	Note	April 1, 2020	March 31, 2021	December 31, 2021
ASSETS
Current assets:
Cash and cash equivalents		1,512,523	1,786,982	1,822,578
Investments and advances in the Financial Services segment (including assets pledged that secured parties are permitted to sell or repledge of 54,745 million yen, 98,119 million yen and 89,949 million yen as of April 1, 2020, March 31, 2021 and December 31, 2021, respectively)	4	327,092	411,982	368,624
Trade and other receivables, and contract assets		1,194,334	1,365,493	1,820,533
Inventories		559,779	636,668	788,398
Other financial assets	4	135,482	117,682	92,868
Other current assets		441,974	396,210	448,268
Total current assets		4,171,184	4,715,017	5,341,269
Non-current assets:
Investments accounted for using the equity method		204,291	225,086	240,597
Investments and advances in the Financial Services segment (including assets pledged that secured parties are permitted to sell or repledge of 1,059,901 million yen, 1,820,723 million yen and 2,280,696 million yen as of April 1, 2020, March 31, 2021 and December 31, 2021, respectively)	4	16,352,285	17,296,546	18,564,035
Property, plant and equipment		917,198	990,541	1,073,749
Right-of-use assets		373,282	358,034	384,288
Goodwill		690,929	726,109	842,945
Content assets		992,644	1,062,547	1,227,215
Other intangible assets		377,500	391,055	433,052
Deferred insurance acquisition costs		187,904	623,986	639,170
Deferred tax assets		210,333	215,669	220,840
Other financial assets	4	321,721	695,764	806,349
Other non-current assets		167,795	207,489	221,628
Total non-current assets		20,795,882	22,792,826	24,653,868
Total assets		24,967,066	27,507,843	29,995,137

  (Continued on the following page.)

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES

Condensed Consolidated Statements of Financial Position (Unaudited) (Continued)

		Yen in millions
	Note	April 1, 2020	March 31, 2021	December 31, 2021
LIABILITIES
Current liabilities:
Short-term borrowings		824,045	1,201,747	1,731,978
Current portion of long-term debt	4	98,923	205,406	175,949
Trade and other payables		1,310,536	1,596,563	1,738,923
Deposits from customers in the banking business		2,347,387	2,682,156	2,837,725
Income taxes payables		85,346	84,431	145,359
Participation and residual liabilities in the Pictures segment		163,007	161,433	197,497
Other financial liabilities	4	56,152	54,341	47,644
Other current liabilities		1,263,944	1,367,527	1,400,726
Total current liabilities		6,149,340	7,353,604	8,275,801
Non-current liabilities:
Long-term debt	4	939,030	1,053,636	971,562
Defined benefit liabilities		329,621	267,222	260,123
Deferred tax liabilities		1,041,156	816,587	893,876
Future insurance policy benefits and other	5	6,519,577	6,614,585	6,889,551
Policyholders’ account in the life insurance business	5	3,640,010	4,328,894	4,773,928
Participation and residual liabilities in the Pictures segment		119,702	116,537	203,980
Other financial liabilities	4	146,834	139,417	187,353
Other non-current liabilities		87,320	93,022	102,014
Total non-current liabilities		12,823,250	13,429,900	14,282,387
Total liabilities		18,972,590	20,783,504	22,558,188
EQUITY
Sony Group Corporation’s stockholders’ equity:	6
Common stock		880,214	880,214	880,365
Additional paid-in capital		1,297,554	1,489,597	1,456,579
Retained earnings		1,949,697	2,914,503	3,616,880
Accumulated other comprehensive income		979,476	1,520,257	1,579,744
Treasury stock, at cost		(232,503)	(124,228)	(147,399)
Equity attributable to Sony Group Corporation’s stockholders		4,874,438	6,680,343	7,386,169
Noncontrolling interests		1,120,038	43,996	50,780
Total equity		5,994,476	6,724,339	7,436,949
Total liabilities and equity		24,967,066	27,507,843	29,995,137

  The accompanying notes are an integral part of these statements.

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES

Condensed Consolidated Statements of Income (Unaudited)

		Yen in millions
		Nine months ended December 31
	Note	2020	2021
Sales and financial services revenue:	7
Sales		5,534,412	6,410,143
Financial services revenue		1,227,629	1,247,384
Total sales and financial services revenue		6,762,041	7,657,527
Costs and expenses:
Cost of sales		3,741,599	4,401,169
Selling, general and administrative		1,036,095	1,138,719
Financial services expenses		1,114,513	1,144,840
Other operating (income) expense, net	11	(12,441)	(70,847)
Total costs and expenses		5,879,766	6,613,881
Share of profit (loss) of investments accounted for using the equity method		6,567	20,064
Operating income		888,842	1,063,710
Financial income		92,395	14,989
Financial expenses		25,170	50,821
Income before income taxes		956,067	1,027,878
Income taxes	8	(20,721)	252,443
Net income		976,788	775,435
Net income attributable to
Sony Group Corporation’s stockholders		962,911	771,096
Noncontrolling interests		13,877	4,339

		Yen
		Nine months ended December 31
	Note	2020	2021
Per share data:	9
Net income attributable to Sony Group Corporation’s stockholders
– Basic		784.21	622.03
– Diluted		770.92	616.00

  The accompanying notes are an integral part of these statements.

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES

Condensed Consolidated Statements of Income (Unaudited)

		Yen in millions
		Three months ended December 31
	Note	2020	2021
Sales and financial services revenue:	7
Sales		2,273,195	2,562,227
Financial services revenue		420,780	469,092
Total sales and financial services revenue		2,693,975	3,031,319
Costs and expenses:
Cost of sales		1,553,708	1,787,301
Selling, general and administrative		408,549	423,509
Financial services expenses		380,838	433,761
Other operating (income) expense, net	11	3,310	(70,960)
Total costs and expenses		2,346,405	2,573,611
Share of profit (loss) of investments accounted for using the equity method		4,323	7,475
Operating income		351,893	465,183
Financial income		36,896	4,962
Financial expenses		5,012	8,576
Income before income taxes		383,777	461,569
Income taxes		72,805	113,645
Net income		310,972	347,924
Net income attributable to
Sony Group Corporation’s stockholders		310,731	346,161
Noncontrolling interests		241	1,763

		Yen
		Three months ended December 31
	Note	2020	2021
Per share data:	9
Net income attributable to Sony Group Corporation’s stockholders
– Basic		251.57	279.23
– Diluted		248.50	276.65

  The accompanying notes are an integral part of these statements.

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES

Condensed Consolidated Statements of Comprehensive Income (Unaudited)

		Yen in millions
		Nine months ended December 31
	Note	2020	2021
Net income		976,788	775,435
Other comprehensive income, net of tax —	6
Items that will not be reclassified to profit or loss
Changes in equity instruments measured at fair value through other comprehensive income		103,794	(70,656)
Remeasurement of defined benefit pension plans		(162)	118
Share of other comprehensive income of investments accounted for using the equity method		131	341
Items that may be reclassified subsequently to profit or loss
Changes in debt instruments measured at fair value through other comprehensive income		(56,719)	65,773
Cash flow hedges		(839)	1,598
Insurance contract valuation adjustments		(1,837)	157
Exchange differences on translating foreign operations		(13,142)	69,019
Share of other comprehensive income of investments accounted for using the equity method		(90)	355
Total other comprehensive income, net of tax		31,136	66,705
Comprehensive income		1,007,924	842,140
Comprehensive income attributable to
Sony Group Corporation’s stockholders		1,020,443	836,770
Noncontrolling interests		(12,519)	5,370

  The accompanying notes are an integral part of these statements.

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES

Condensed Consolidated Statements of Comprehensive Income (Unaudited)

		Yen in millions
		Three months ended December 31
	Note	2020	2021
Net income		310,972	347,924
Other comprehensive income, net of tax —
Items that will not be reclassified to profit or loss
Changes in equity instruments measured at fair value through other comprehensive income		62,403	(40,247)
Remeasurement of defined benefit pension plans		(77)	1,870
Share of other comprehensive income of investments accounted for using the equity method		(11)	395
Items that may be reclassified subsequently to profit or loss
Changes in debt instruments measured at fair value through other comprehensive income		(11,610)	23,242
Cash flow hedges		600	671
Insurance contract valuation adjustments		(644)	21
Exchange differences on translating foreign operations		(2,570)	54,388
Share of other comprehensive income of investments accounted for using the equity method		(79)	338
Total other comprehensive income, net of tax		48,012	40,678
Comprehensive income		358,984	388,602
Comprehensive income attributable to
Sony Group Corporation’s stockholders		358,809	385,770
Noncontrolling interests		175	2,832

  The accompanying notes are an integral part of these statements.

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES

Condensed Consolidated Statements of Changes in Stockholders’ Equity (Unaudited)

		Yen in millions
	Note	Common stock	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income	Treasury stock, at cost	Sony Group Corporation’s stockholders’ equity	Noncontrolling interests	Total equity
Balance at April 1, 2020		880,214	1,297,554	1,949,697	979,476	(232,503)	4,874,438	1,120,038	5,994,476
Comprehensive income:
Net income				962,911			962,911	13,877	976,788
Other comprehensive income, net of tax	6				57,532		57,532	(26,396)	31,136
Total comprehensive income				962,911	57,532		1,020,443	(12,519)	1,007,924
Transfer to retained earnings				(6,321)	6,321		-		-
Transactions with stockholders and other:
Exercise of stock acquisition rights			(353)	(818)		12,715	11,544		11,544
Conversion of convertible bonds			(3,218)	(7,222)		78,528	68,088		68,088
Stock-based compensation			1,006				1,006		1,006
Dividends declared				(61,343)			(61,343)	(12,996)	(74,339)
Purchase of treasury stock						(211)	(211)		(211)
Reissuance of treasury stock			352			1,164	1,516		1,516
Transactions with noncontrolling interests shareholders and other	6		193,568		457,201		650,769	(1,053,310)	(402,541)
Balance at December 31, 2020		880,214	1,488,909	2,836,904	1,500,530	(140,307)	6,566,250	41,213	6,607,463

		Yen in millions
	Note	Common stock	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income	Treasury stock, at cost	Sony Group Corporation’s stockholders’ equity	Noncontrolling interests	Total equity
Balance at April 1, 2021		880,214	1,489,597	2,914,503	1,520,257	(124,228)	6,680,343	43,996	6,724,339
Comprehensive income:
Net income				771,096			771,096	4,339	775,435
Other comprehensive income, net of tax	6				65,674		65,674	1,031	66,705
Total comprehensive income				771,096	65,674		836,770	5,370	842,140
Transfer to retained earnings				6,187	(6,187)		-		-
Transactions with stockholders and other:
Issuance of new shares		151	151				302		302
Exercise of stock acquisition rights			479			9,141	9,620		9,620
Conversion of convertible bonds			(2,672)	(521)		16,439	13,246		13,246
Stock-based compensation			3,858				3,858		3,858
Dividends declared				(74,385)			(74,385)	(2,646)	(77,031)
Purchase of treasury stock						(50,498)	(50,498)		(50,498)
Reissuance of treasury stock			1,543			1,747	3,290		3,290
Transactions with noncontrolling interests shareholders and other			(36,377)				(36,377)	4,060	(32,317)
Balance at December 31, 2021		880,365	1,456,579	3,616,880	1,579,744	(147,399)	7,386,169	50,780	7,436,949

  The accompanying notes are an integral part of these statements.

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES

Condensed Consolidated Statements of Cash Flows (Unaudited)

		Yen in millions
		Nine months ended December 31
	Note	2020	2021
Cash flows from operating activities:
Income before income taxes		956,067	1,027,878
Adjustments to reconcile income before income taxes to net cash provided by operating activities:
Depreciation and amortization, including amortization of contract costs		504,698	620,115
Amortization of deferred insurance acquisition costs		30,340	46,605
Other operating (income) expense, net		(12,441)	(70,847)
(Gain) loss on securities, net (other than Financial Services segment)		(78,150)	23,606
Share of profit of investments accounted for using the equity method, net of dividends		(2,136)	(11,588)
Change in future insurance policy benefits and other		222,033	300,632
Change in policyholders’ account in the life insurance business, less cash impact		402,894	291,078
Net cash impact of policyholders’ account in the life insurance business		114,648	153,714
Changes in assets and liabilities:
Increase in trade receivables and contract assets		(458,944)	(428,153)
Increase in inventories		(40,643)	(134,997)
Increase in investments and advances in the Financial Services segment		(1,412,094)	(1,079,760)
Increase in content assets		(244,046)	(398,351)
Increase in deferred insurance acquisition costs		(67,364)	(83,383)
Increase in trade payables		353,587	140,852
Increase in deposits from customers in the banking business		277,152	164,387
Increase in borrowings in the life insurance business and the banking business		361,186	478,305
(Increase) decrease in other financial assets and other current assets		(955)	13,599
Increase in other financial liabilities and other current liabilities		6,343	9,571
Income taxes paid		(57,153)	(154,491)
Other		104,343	(100,171)
Net cash provided by operating activities		959,365	808,601

(Continued on the following page.)

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES

Condensed Consolidated Statements of Cash Flows (Unaudited) (Continued)

		Yen in millions
		Nine months ended December 31
	Note	2020	2021
Cash flows from investing activities:
Payments for property, plant and equipment and other intangible assets		(359,953)	(338,553)
Proceeds from sales of property, plant and equipment and other intangible assets		13,476	8,038
Payments for investments and advances (other than Financial Services segment)		(93,683)	(63,201)
Proceeds from sales or return of investments and collections of advances (other than Financial Services segment)		19,611	23,033
Payments for purchase of businesses	10	(13,912)	(224,970)
Proceeds from sales of businesses	11	1,605	64,609
Other		1,904	7,820
Net cash used in investing activities		(430,952)	(523,224)
Cash flows from financing activities:
Increase (decrease) in short-term borrowings, net		(19,798)	1,381
Proceeds from issuance of long-term debt		227,018	18,370
Payments of long-term debt		(67,639)	(161,721)
Proceeds from issuance of short-term borrowings in connection with payment for purchase of noncontrolling interest in Sony Financial Group Inc.		396,500	-
Payments of short-term borrowings in connection with payment for purchase of noncontrolling interest in Sony Financial Group Inc.		(200,000)	-
Dividends paid		(61,153)	(74,208)
Payments for purchase of treasury stock		(211)	(50,498)
Payment for purchase of noncontrolling interest in Sony Financial Group Inc.	6	(396,698)	-
Other		(12,418)	(12,019)
Net cash used in financing activities		(134,399)	(278,695)
Effect of exchange rate changes on cash and cash equivalents		(28,490)	28,914
Net increase in cash and cash equivalents		365,524	35,596
Cash and cash equivalents at beginning of the fiscal year		1,512,523	1,786,982
Cash and cash equivalents at end of the period		1,878,047	1,822,578

  The accompanying notes are an integral part of these statements.

Index to Notes to Condensed Consolidated Financial Statements

Sony Group Corporation and Consolidated Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)

Sony Group Corporation and Consolidated Subsidiaries

1.	Reporting entity

Sony Group Corporation is a public company domiciled in Japan. Sony Group Corporation and its consolidated subsidiaries (hereinafter collectively referred to as “Sony” or “Sony Group”) are engaged in the development, design, production, manufacture, offer and sale of various kinds of electronic equipment, instruments, and devices for consumer, professional and industrial markets such as network services, home gaming consoles and software, televisions, audio and video recorders and players, still and video cameras, smartphones, and image sensors. Sony’s primary manufacturing facilities are located in Asia including Japan. Sony also utilizes third-party contract manufacturers for certain products. Sony’s products and services are marketed throughout the world by sales subsidiaries and unaffiliated distributors as well as direct sales and offers via the internet. Sony is engaged in the development, production, manufacture, and distribution of recorded music and the management and licensing of the words and music of songs as well as production and distribution of animation titles, including game applications based on the animation titles. Sony is also engaged in the production, acquisition and distribution of motion pictures and television programming and the operation of television and digital networks. Further, Sony is also engaged in various financial services businesses, including life and non-life insurance businesses through its Japanese insurance subsidiaries and banking business through a Japanese internet-based banking subsidiary.

2.	Basis of preparation

Compliance with International Financial Reporting Standards

The condensed consolidated financial statements of Sony have been prepared in accordance with International Accounting Standards (“IAS”) 34 “Interim Financial Reporting”, as issued by the International Accounting Standards Board (“IASB”).

Sony adopted International Financial Reporting Standards (“IFRS”) for the first time this fiscal year (commencing on April 1, 2021 and ending on March 31, 2022), and so the annual consolidated financial statements for this fiscal year are the first ones prepared in conformity with IFRS. The date of Sony’s transition to IFRS is April 1, 2020. Sony adopted IFRS 1 “First-Time Adoption of International Financial Reporting Standards” (“IFRS 1”) for the transition to IFRS.

The effect of the transition to IFRS on Sony’s financial position, results of operations and cash flows is presented in Note 14.

Approval of condensed consolidated financial statements

The condensed consolidated financial statements were approved by Kenichiro Yoshida, Chairman, President and Chief Executive Officer, and Representative Corporate Executive Officer and Hiroki Totoki, Executive Deputy President and Chief Financial Officer and Representative Corporate Executive Officer on February 8, 2022.

Basis of measurement

The condensed consolidated financial statements have been prepared on a historical cost basis except for items such as financial instruments measured at fair value as separately described in Note 3.

Functional currency and presentation currency

The condensed consolidated financial statements have been presented in Japanese yen, which is the functional currency of Sony Group Corporation. All financial information presented in Japanese yen has been rounded to the nearest million Japanese yen.

Use of estimates and judgments

The preparation of the condensed consolidated financial statements in accordance with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies, the reported amounts of assets, liabilities, revenues and expenses, and disclosure of contingent assets and liabilities. Actual results could differ from these estimates and assumptions. These estimates and assumptions are reviewed on a continuous basis. Changes in these accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

The timing and extent to which the spread of COVID-19 may negatively impact Sony’s business will depend on future developments, which are uncertain. This uncertainty could result in greater variability in accounting estimates and assumptions.

Information about judgments that have been made in the process of applying accounting policies that have significant effects on the amounts reported in the condensed consolidated financial statements is as follows:

•	Classification of financial instruments (Note 3 I. Significant accounting policies (5) Financial instruments)

Information about accounting estimates and assumptions that have significant effects on the amounts reported in the condensed consolidated financial statements is as follows:

•	Net realizable value of inventories (Note 3 I. Significant accounting policies (6) Inventories)

•	Fair value of financial instruments (Note 3 I. Significant accounting policies (5) Financial instruments and (15) Fair value measurement)

•	Impairment of property, plant and equipment, goodwill and intangible assets (Note 3 I. Significant accounting policies (10) Impairment of non-financial assets)

•	Estimate of useful lives of intangible assets (Note 3 I. Significant accounting policies (9) Intangible assets and amortization, including content assets)

•	Measurement of future insurance policy benefits and policyholders’ account in the life insurance business (Note 3 I. Significant accounting policies (11) Insurance-related accounts)

•	Measurement of net defined benefit liabilities (assets) (Note 3 I. Significant accounting policies (13) Employee benefits)

•	Measurement of participation and residual liabilities in the Pictures segment (Note 3 I. Significant accounting policies (12) Provisions)

•	Recoverability of deferred tax assets (Note 3 I. Significant accounting policies (23) Income taxes)

•	Measurement of fair value of assets acquired and liabilities assumed in business combinations (Note 3 I. Significant accounting policies (2) Business combinations)

3.	Summary of significant accounting policies

I.	Significant accounting policies

(1)	Basis of consolidation -

i)	Subsidiaries

A subsidiary is an entity controlled by Sony Group Corporation. Control is obtained when Sony Group Corporation is exposed, or has rights to variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity.

The financial statements of subsidiaries are included in the condensed consolidated financial statements of Sony from the date on which control is obtained until the date on which control is lost.

All intercompany transactions and receivables and payables are eliminated in the preparation of the condensed consolidated financial statements.

If any accounting policies applied by a subsidiary differ from those applied by Sony, adjustments are made to the financial statements of the subsidiary as necessary.

Any changes in ownership interest in a subsidiary that do not result in a loss of control are accounted for as equity transactions. The difference between the amount by which the non-controlling interests are adjusted and the fair value of the consideration is directly recognized in equity and attributed to the owners of Sony. When control over a subsidiary is lost, the investment retained in the former subsidiary is remeasured at fair value as of the date when control is lost, and any gain or loss resulting from the loss of control is recognized in profit or loss.

ii)	Associates and joint ventures

An associate is an entity over which Sony has significant influence, but does not have control or joint control, in terms of financial and operating policies.

A joint venture is an investee whereby two or more parties including Sony have the rights to the net assets of the investee in accordance with the terms of the joint arrangement. Joint control is the contractually agreed sharing of control of an arrangement, which exists only when decisions about the relevant activities require the unanimous consent of the parties sharing control.

Investments in associates and joint ventures are accounted for using the equity method from the date on which significant influence or joint control is obtained until the date on which significant influence or joint control is lost. Under the equity method, investments in associates and joint ventures are recognized at cost, adjusted for Sony’s share of the profit or loss and other comprehensive income of the associates and joint ventures from the date on which Sony obtains significant influence or joint control to the date on which Sony loses such significant influence or joint control. Sony recognizes its share of profit or loss of the investees, net of income taxes after the elimination of unrealized intercompany profits, in the consolidated operating income (loss) to the extent of Sony’s interest in these entities.

For investments accounted for using the equity method, the carrying amount of each investment is tested for impairment as a single asset, when there is objective evidence that the investments may be impaired.

If any accounting policies applied by an associate or a joint venture differ from those applied by Sony, adjustments are made to the financial statements of the associate or the joint venture as necessary.

When an investment ceases to be an associate or a joint venture and the use of the equity method is discontinued, any gain or loss arising from discontinuation of the equity method is recognized in profit or loss.

iii)	Joint operations

A joint operation is a joint arrangement whereby two or more parties including Sony have the rights to the assets, and obligations for the liabilities, relating to the investee in accordance with the terms of the joint arrangement.

Sony recognizes its share of the assets, liabilities, revenue and expenses related to joint operations.

iv)	Structured entities

A structured entity is an entity designed so that voting or similar rights are not the dominant factor in deciding who controls the entity.

Sony has control and, therefore, consolidates a structured entity when Sony has exposure or rights to variable returns and has the ability to use its power over the structured entity to affect returns.

(2)	Business combinations -

Sony recognizes identifiable assets acquired and the liabilities assumed of an acquiree at their fair values at the acquisition date with limited exceptions.

Sony recognizes goodwill when the aggregate of the consideration transferred in a business combination, the amount of any non-controlling interests in the acquiree and the fair value of Sony’s previously held equity interest in the acquiree exceeds the net amount of the identifiable assets and liabilities of the acquiree at the acquisition date. If the aggregate above is less than the net amount of identifiable assets and liabilities, the difference is recognized as a gain. The consideration transferred is calculated as the sum of the fair values of the assets transferred, liabilities assumed and equity interest issued. Non-controlling interests are measured either at fair value or based on the non-controlling interests’ proportionate share of the acquiree’s net identifiable assets for each business combination transaction.

Acquisition-related costs are recognized as expenses in the period they are incurred.

(3)	Foreign currency translation -

i)	Foreign currency transactions

Foreign currency transactions are translated at the exchange rates prevailing at the transaction date or rates that approximate such rates. Monetary assets and liabilities denominated in foreign currencies are translated into the functional currency using the exchange rate at the end of the period. Foreign exchange gains and losses resulting from translation and settlement are generally recognized in profit or loss. They are deferred in other comprehensive income if they relate to qualifying cash flow hedges.

ii)	Foreign operations

Assets and liabilities of foreign operations such as overseas subsidiaries and associates are translated using the exchange rates at the end of the period, and revenue and expense items are translated using the average exchange rates for the period unless the exchange rates fluctuate significantly. Exchange differences arising from the translation are recognized in other comprehensive income.

On the disposal of a foreign operation, the cumulative amount of exchange differences relating to that foreign operation is reclassified to profit or loss.

(4)	Cash and cash equivalents -

Cash and cash equivalents include all highly liquid investments, with original maturities of three months or less, that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

(5)	Financial instruments -

Sony recognizes a financial instrument as a financial asset or a financial liability when Sony becomes party to the contractual provisions of the instrument.

Financial assets and financial liabilities are initially measured at fair value. Except for financial assets and financial liabilities measured at fair value through profit or loss, transaction costs that are directly attributable to the acquisition or issuance of the financial asset or financial liability are added to the fair value of financial assets or subtracted from the fair value of financial liabilities at initial recognition.

i)	Non-derivative financial assets

a.	Classification and measurement

Non-derivative financial assets held by Sony are classified as financial assets measured at amortized cost, debt instruments measured at fair value through other comprehensive income, equity instruments measured at fair value through other comprehensive income or financial assets measured at fair value through profit or loss.

Financial assets measured at amortized cost

Sony classifies a financial asset as measured at amortized cost if the financial asset is held within a business model whose objective is to collect contractual cash flows and the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding. The financial asset is measured at amortized cost by using the effective interest method after initial recognition. On derecognition of a financial asset measured at amortized cost, the difference between the carrying amount and the consideration received or receivable is recognized in profit or loss.

Debt instruments measured at fair value through other comprehensive income

A debt instrument is classified as a financial asset measured at fair value through other comprehensive income if the debt instrument is held within a business model whose objective is achieved by both collecting contractual cash flows and selling the financial asset and the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding. Changes in the fair value of the financial asset after initial recognition, except for impairment gains or losses and foreign exchange gains or losses, are recognized in other comprehensive income. Interest income from these financial assets is recognized in profit or loss using the effective interest method. On derecognition of a debt instrument measured at fair value through other comprehensive income, the cumulative amount previously recognized in other comprehensive income is reclassified to profit or loss.

In the life insurance business, the financial assets are held mainly from the perspective of asset-liability management (“ALM”). The objective of holding financial assets in the life insurance business is to match the interest rate sensitivity (duration) of financial assets and insurance contract liabilities (which mainly consists of future insurance policy benefits and the policyholders’ account in the life insurance business) as much as possible, in order to ensure sufficient cash flows are available to settle insurance claims when they come due. Sony manages these assets as one portfolio, based on the overall objective of managing duration and liquidity needs in a capital efficient manner. While some assets within the portfolio may be held for a longer period of time, Sony considers, because of its overall objective for these assets, that all the financial assets are held within one business model whose objective is achieved by both collecting cash flows and selling financial assets.

Equity instruments measured at fair value through other comprehensive income

For investments in equity instruments which are not held for trading, Sony may make an irrevocable election at initial recognition to present subsequent changes in fair value of the investments in other comprehensive income.

These financial assets are measured at fair value and subsequent changes in the fair value are recognized in other comprehensive income. Dividends from financial assets are recognized in profit or loss, and the cumulative amount recognized in other comprehensive income is transferred to retained earnings upon derecognition.

Financial assets measured at fair value through profit or loss

Financial assets other than those measured at amortized cost or fair value through other comprehensive income are classified as financial assets measured at fair value through profit or loss. Financial assets measured at fair value through profit or loss include financial assets held for trading.

In the life insurance business, investments held for variable annuities and variable life insurance contracts mainly consist of equity securities, debt securities and investment funds, which are measured at fair value through profit or loss.

For certain financial assets that would not normally be measured at fair value through profit and loss, Sony may, at initial recognition, choose the irrevocable option to measure such financial assets at fair value through profit or loss in order to eliminate or significantly reduce an accounting mismatch.

Sony has made the irrevocable election for some of the fixed-rate debt securities held by a subsidiary in the banking business as mentioned above. In relation to such debt securities, Sony utilizes derivatives to hedge the risk arising from the changes in the fair value of the debt securities due to unfavorable fluctuations of interest rates. Thus, this election is made to mitigate accounting mismatches derived from the changes in the fair value of the debt securities and derivatives used as hedging instruments by recognizing gains and losses from the changes in the fair value of the debt securities in profit or loss.

b.	Derecognition

Sony derecognizes a financial asset when the contractual rights to the cash flows from the financial asset expire, or Sony transfers the contractual rights to receive the cash flows of the financial asset and substantially transfers all of the risks and rewards of the financial asset.

c.	Impairment

Sony estimates expected credit losses and recognizes loss allowances for financial assets measured at amortized cost and debt instruments measured at fair value through other comprehensive income. At each reporting date, Sony measures the loss allowance for a financial instrument at an amount equal to the lifetime expected credit losses if the credit risk on that financial instrument has increased significantly since initial recognition. If, at the reporting date, the credit risk on a financial instrument has not increased significantly since initial recognition, Sony measures the loss allowance for that financial instrument at an amount equal to 12-month expected credit losses. In assessing whether the credit risk has increased significantly or not, Sony uses the change in the risk of a default occurring over the expected life of the financial instrument and estimates expected credit losses by using the method which reflects the past loss rate and other reasonable and supportable forward-looking information on macroeconomic factors affecting the ability of the customers to settle the receivables.

Sony measures the expected credit losses of a financial asset in a way that reflects an unbiased and probability-weighted amount incorporating the time value of money and reasonable and supportable information that is available at the reporting date about past events, current conditions and forecasts of future economic conditions.

However, for trade and other receivables, and contract assets including non-current other receivables in the Pictures segment, the loss allowance is measured at an amount equal to lifetime expected credit losses irrespective of the change of credit risk on a collective basis or an individual basis incorporating factors such as the past-due status and the attributes of the counterparties.

Sony determines a financial asset is credit-impaired when one or more events that have a detrimental impact on the estimated future cash flows of that financial asset have occurred. The criteria that Sony uses to determine that a financial asset is credit-impaired include a default or delinquency of more than 90 days past due in interest or principal payments.

Sony writes off the gross carrying amount of a financial asset when it cannot reasonably expect to recover all or part of the asset.

Debt securities and housing loans in the Financial Services segment

The expected credit losses for debt securities and housing loans in the Financial Services segment are the product of the probability of default (“PD”), loss given default (“LGD”) and exposure at default (“EAD”), by leveraging the Basel III regulatory framework or based on the external information published by major credit rating agencies. Forward-looking economic information is also included in determining the PD.

Assessments on significant increases in credit risk are performed at the reporting date by comparing the risk of default occurring with that at initial recognition. Sony recognizes and measures the expected credit losses on a collective basis or an individual basis using reasonable and supportable information that is available without undue cost or effort, such as asset type, credit ratings, collateral collectability, past-due status and other relevant characteristics of financial instruments.

In addition, Sony has applied the low credit risk exemption for certain debt securities rated “investment grade” by major credit rating agencies at the reporting date. For such instruments, Sony assumes that the credit risk has not increased significantly since initial recognition.

If contractual terms of a loan have been modified, it is necessary to recalculate the gross carrying amount of that loan by using the original effective interest rate and recognize a modification gain or loss in profit or loss.

ii)	Non-derivative financial liabilities

Sony classifies non-derivative financial liabilities as either financial liabilities subsequently measured at amortized cost by using the effective interest method or financial liabilities measured at fair value through profit or loss.

Sony derecognizes a financial liability when it is extinguished, meaning when the obligation specified in the contract is discharged, cancelled or expires.

iii)	Derivative financial instruments and hedge accounting

All derivatives are recognized as either assets or liabilities in the condensed consolidated statements of financial position at fair value. Changes in the fair value of derivative financial instruments are either recognized periodically through profit or loss or other comprehensive income, depending on whether the derivative financial instrument qualifies as a hedge and the derivative is being used to hedge changes in cash flows.

Derivative financial instruments held by Sony are accounted for as described below.

Cash flow hedges

Changes in the fair value of derivatives that are designated and determined to be effective as cash flow hedges for forecasted transactions or exposures associated with recognized assets or liabilities are initially recorded in other comprehensive income and reclassified to profit or loss when the hedged transaction affects profit or loss. Changes in the fair value of the ineffective portion are immediately recognized in profit or loss.

Derivatives not designated as hedges

Changes in the fair value of derivatives not designated as hedges are immediately recognized in profit or loss.

Assessment of hedge effectiveness

When applying hedge accounting, Sony formally documents all hedging relationships between the derivatives designated as hedges and the hedged items, as well as its risk management objectives and strategies for undertaking various hedging activities. Sony links all hedges that are designated as cash flow hedges to specific assets or liabilities in the condensed consolidated statements of financial position or to the specific forecasted transactions. Sony also assesses, both at the inception of the hedge and on an ongoing basis, whether the derivatives that are designated as hedges have an economic relationship with the hedged item in offsetting changes in fair value or cash flows of hedged items. The effect of credit risk does not dominate the value changes that result from the underlying economic relationship. In addition, the hedge ratio of the hedging relationship is designed to be the same as that resulting from the quantity of the hedged item that Sony actually hedges and the quantity of the hedging instrument that Sony actually uses to hedge that quantity of the hedged item. When it is determined that a derivative no longer has an economic relationship with the hedged item, Sony discontinues hedge accounting.

iv)	Offsetting a financial asset and a financial liability

Sony offsets a financial asset and a financial liability and presents the net amount in the condensed consolidated statements of financial position when Sony currently has a legally enforceable right to set off the recognized amounts and intends either to settle on a net basis or to realize the asset and settle the liability simultaneously.

(6)	Inventories -

Inventories are measured at the lower of cost or net realizable value. The cost of inventories is determined on the “weighted average cost” basis. Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale.

(7)	Property, plant and equipment and depreciation -

Sony has adopted the cost model for the measurement of property, plant and equipment and presents an item of property, plant and equipment at its cost less any accumulated depreciation and any accumulated impairment losses. The cost of an item of property, plant and equipment includes any costs directly attributable to the acquisition of the asset as well as costs of its dismantlement, removal or restoration. Property, plant and equipment are depreciated on a straight-line basis over their useful lives (depreciation period ranging from 2 to 50 years for buildings and from 2 to 10 years for machinery and equipment). Sony reviews the residual values and the useful lives at each fiscal year-end, or sooner if circumstances require.

(8)	Leases -

When entering into a contract, Sony determines whether an arrangement contains a lease at its inception. An arrangement contains a lease if it conveys the right to control the use of an identified asset for a period of time in exchange for consideration. Assets and liabilities recognized from leases are included in right-of-use (“ROU”) assets, the current portion of long-term debt, and long-term debt in Sony’s condensed consolidated statements of financial position.

ROU assets represent Sony’s right to use an underlying asset for the lease term and lease liabilities represent Sony’s obligation to make lease payments arising from the lease. ROU assets and lease liabilities are recognized at the commencement date based on the present value of lease payments over the lease term. ROU assets also include any lease payments and initial direct costs incurred on or before the commencement date and exclude lease incentives. In determining the present value of lease payments, Sony generally uses its incremental borrowing rate, as the implicit rate is not available for most of its leases. Sony determines its incremental borrowing rate based on the estimated rate of interest for collateralized borrowings, taking into account the lease term and the economic conditions of each country or region at commencement date. The lease terms may include options to extend or terminate the lease when it is reasonably certain that Sony will exercise that option. If the lease transfers ownership of the underlying asset to the lessee by the end of the lease term or the purchase option is reasonably certain to be exercised, Sony depreciates the ROU assets from the commencement date to the end of the useful life of the underlying assets. Otherwise, Sony depreciates the ROU assets from the commencement date to the earlier of the end of the useful life of the ROU assets or the end of the lease term. Sony accounts for the lease and non-lease components as a single lease component. Sony has applied the short-term lease exception for leases with a term of one year or less, where ROU assets and lease liabilities are not recognized and the expense is recognized on a straight-line basis.

(9)	Intangible assets and amortization, including content assets -

Intangible assets are measured using the cost model and stated at cost less accumulated amortization and impairment losses. Intangible assets acquired separately are initially recognized at cost.

Intangible assets with finite useful lives mainly consist of patent rights, know-how, license agreements, customer relationships, trademarks, software, television carriage contracts (broadcasting agreements), film costs, broadcasting rights, music catalogs, artist contracts and music distribution rights. Patent rights, know-how, license agreements, trademarks and software are generally amortized on a straight-line basis over 3 to 10 years. Customer relationships, television carriage contracts (broadcasting agreements), music catalogs, artist contracts and music distribution rights are generally amortized on a straight-line basis, over 10 to 44 years. Film costs are amortized using an ultimate revenue method based on the ratio of current period actual revenues to the estimated remaining total revenues. Sony considers that amortization pursuant to the ultimate revenue method reflects the rate at which it plans to consume the future economic benefits related to the asset, and there is a high correlation between revenue and the consumption of the economic benefits embodied in the intangible assets. Broadcasting rights are generally amortized based on estimated usage or on a straight-line basis over the useful life.

Amortization of intangible assets is included in cost of sales and selling, general and administrative expenses in the condensed consolidated statements of income. Certain intangible assets are assessed to have indefinite lives because there is no foreseeable limit to the period over which such assets are expected to generate net cash flows for Sony.

Film costs, broadcasting rights, music catalogs, artist contracts, music distribution rights and other content assets are collectively classified and presented as content assets in the condensed consolidated statements of financial position. Film costs include direct production costs, production overhead and acquisition costs for both motion picture and television productions. Broadcasting rights, consisting of acquired programming to be aired on Sony’s television and digital networks, are recognized when the license period begins and the program is available for use. Music catalogs are exclusive rights to the recorded music master or music copyrights, which consist of melodies and lyrics of songs, that can be exploited and marketed in various markets. Artist contracts are contracts with recorded music artists or songwriters that provide Sony with exclusive rights to musical works. Music distribution rights are agreements to distribute music content owned by third parties.

(10)	Impairment of non-financial assets -

Sony reviews the recoverability of its non-financial assets, except for inventories, contract costs and deferred tax assets, whenever there is any indication that an asset or a cash-generating unit (“CGU”) may be impaired. In addition, an annual impairment test for goodwill, intangible assets with indefinite useful lives or intangible assets not yet available for use is performed during the fourth quarter of the fiscal year for each CGU or group of CGUs to which the carrying amount of these assets is allocated.

A CGU is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or group of assets. Goodwill is allocated to each CGU or group of CGUs that is expected to benefit from the synergies of a business combination. A CGU or group of CGUs to which goodwill is allocated is not larger than an operating segment.

The recoverable amount of an asset, a CGU or group of CGUs is the higher of its value in use and fair value less costs of disposal. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the assets. This approach uses significant estimates and assumptions, including estimated future cash flows, the timing of such cash flows, discount rates reflecting the risk inherent in future cash flows, perpetual growth rates, earnings multiples, the determination of appropriate comparable entities and the determination of whether a premium or discount should be applied to comparables. The assumptions used for estimated future cash flows and the timing of such cash flows for each CGU are generally based on the three-year mid-range plan (“MRP”) and take into account such factors as historical experience, market and industry information, and current and forecasted economic conditions. Perpetual growth rates are generally utilized to determine a terminal value and are generally set after the three-year forecasted period for the MRP.

If the recoverable amount is determined to be less than the carrying amount of a CGU or group of CGUs, an impairment loss would be recognized equal to the amount by which the carrying amount exceeds the recoverable amount. Such impairment losses are recognized first reducing the carrying amount of any allocated goodwill and then are allocated to the other assets of the CGU on a pro rata basis of the carrying amount of each asset in the CGU. Impairment losses except for content assets are included in other operating (income) expense, net, and impairment losses for content assets are included in cost of sales in the condensed consolidated statements of income.

Assets other than goodwill are reviewed to assess whether there is any indication that an impairment loss recognized in prior periods may no longer exist or may have decreased. If any such indication exists, the recoverable amount of the asset is determined and a reversal of an impairment loss is recognized when the recoverable amount of the asset exceeds the carrying amount. Any increased carrying amount of an asset attributable to the reversal of an impairment loss does not exceed the carrying amount, net of depreciation and amortization, which would have been determined if an impairment loss had never been recognized for the asset in prior periods.

(11)	Insurance-related accounts -

In accordance with Sony’s first time adoption of IFRS 4 “Insurance Contracts” (“IFRS 4”) on April 1, 2020, insurance contracts are recognized and measured according to the same accounting principles previously applied under generally accepted accounting principles in the United States (“U.S. GAAP”).

i)	Deferred insurance acquisition costs

Costs that vary with and are directly related to the acquisition or renewal of insurance policies are deferred as long as they are recoverable. The deferred insurance acquisition costs include such items as commissions, medical examination costs and inspection report fees, and are subject to recoverability testing at least annually to ensure that the capitalized amounts do not exceed the present value of anticipated gross profits or premiums less benefits and maintenance expenses, as applicable. The deferred insurance acquisition costs for traditional life insurance contracts are amortized over the premium-paying period of the related insurance policies using assumptions consistent with those used in computing future insurance policy benefits. The deferred insurance acquisition costs for non-traditional life insurance contracts are amortized over the expected life at a constant rate based on the present value of the estimated gross profit. Investment yields, mortality rates, lapse rates and discount rates are used as important assumptions for the present value of the estimated gross profit.

ii)	Future insurance policy benefits

Liabilities for future insurance policy benefits are primarily comprised of the present value of estimated future payments to policyholders. These liabilities are computed by the net level premium method based upon the assumptions as to future investment yield, morbidity rates, mortality rates, lapse rates and other factors. These assumptions are reviewed on a periodic basis. Liabilities for future policy benefits include the liabilities for the minimum guarantee benefits of variable annuities and variable life insurance contracts.

iii)	Policyholders’ account in the life insurance business

Liabilities for policyholders’ account in the life insurance business represent the contract value that has accrued to the benefit of the policyholders as of the end of the reporting period. This liability is generally equal to the accumulated account deposits, plus interest credited, less policyholder withdrawals and other charges assessed against the account balances. Liabilities for policyholders’ account in the life insurance business include the liabilities related to the variable annuities and variable life insurance contracts with minimum guarantee benefits.

iv)	Insurance-related accounts measured at fair value

Sony measures at fair value certain future insurance policy benefits and policyholders’ account in the life insurance business. The fair value measurement mitigates accounting mismatches related to the changes in the fair value between liabilities for those future insurance policy benefits and policyholders’ account due to changes in the minimum guarantee risk of contracts of variable annuities with minimum guarantee benefits, and the underlying investment managed for policyholders and derivatives entered into related to such investments. Changes in fair value resulting from changes in instrument-specific credit risk were estimated by incorporating the certain subsidiary’s current credit spreads, and are recognized in other comprehensive income, net of tax. The amount recognized in other comprehensive income is reclassified to profit or loss when the insurance contract liabilities are derecognized.

v)	Shadow accounting in the life insurance business

When holding financial assets that are measured at fair value through other comprehensive income and which correspond to insurance contract liabilities, shadow accounting is applied to evaluate insurance-related accounts as if the financial assets were sold as of the end of reporting period and realized valuation gains or losses for the purpose of reducing the accounting mismatches between the insurance contract liabilities and the financial assets.

Sony performs a shadow liability adequacy test on life insurance contracts quarterly. In a shadow liability adequacy test, mainly, future insurance policy benefits minus deferred insurance acquisition costs in the condensed consolidated statements of financial position are compared to the valuation of future cash flow on a best-estimate basis as of the end of reporting period to determine that the future insurance policy benefits are recorded at a sufficient level. If there is a shortage compared to the valuation of future cash flows on a best-estimate basis at the time, the deferred insurance acquisition costs will be decreased to the extent of the shortage through other comprehensive income. If the deferred insurance acquisition costs are decreased to zero and the shortage remains, the future insurance policy benefits are increased by the remaining shortage through other comprehensive income.

Shadow accounting is an accounting treatment that affects the measurement of the insurance-related accounts in response to unrealized gains or losses recognized for the assets in a manner consistent with realized gains or losses. When the gains or losses from the assets are recognized in other comprehensive income, the fluctuations in the carrying amount of insurance-related accounts are also recognized in other comprehensive income.

(12)	Provisions -

Provisions are recognized when Sony has present legal or constructive obligations as a result of past events, it is probable that outflows of resources embodying economic benefits will be required to settle the obligations, and reliable estimates can be made of the amount of obligations.

Provisions mainly consist of participation and residual liabilities in the Pictures segment and product warranties.

i)	Participation and residual liabilities in the Pictures segment

Parties involved in the production or exploitation of film and television content may be compensated in part by contingent payments based on the financial results of a film or television show pursuant to contractual formulas (participations) and by contingent amounts due under provisions of collective bargaining agreements (residuals). Such parties are collectively referred to as participants, and such costs are referred to collectively as participation and residual costs. Participation and residual costs may be given to creative talent, such as actors or writers, investors or to entities from whom distribution rights are licensed.

Participation and residual liabilities are accrued based on the ratio of current period actual revenues to the estimated remaining total revenues. The participation and residual liabilities are expected to be relieved when the contingent payments are fixed and paid. The majority of the non-current portion of participation and residual liabilities is expected to be paid within the next 10 years.

Sony also enters into arrangements with other studios to jointly produce and distribute films, under which each partner is responsible for the distribution of the film in specific territories or distribution windows. The partners’ shares in the profits and losses of the films under these arrangements are included within participation and residual costs.

ii)	Product warranties

Sony issues contractual product warranties under which it generally guarantees the performance of products delivered and services rendered for a certain period or term. Product warranties are calculated based upon product sales, estimated probability of failure and estimated cost per claim. The estimates and forecasts used in the calculation of product warranties are reviewed on a periodic basis.

(13)	Employee benefits -

i)	Post-employment benefits

Sony adopts defined benefit plans and defined contribution plans.

Defined benefit plans

Sony recognizes the net defined benefit liability or asset of defined benefit plans in the condensed consolidated statements of financial position as the amount of the present value of defined benefit obligations less the fair value of plan assets.

The present value of defined benefit obligations is calculated by discounting the expected future benefit, and service costs are determined by using the projected unit credit method. If the fair value of plan assets is in excess of the present value of defined benefit obligations, the amount of any asset to be recognized is limited to the present value of any economic benefits available in the form of refunds from the plan or reductions in the future contributions to the plan. The discount rate is determined by reference to market yields at each fiscal year-end on high-quality corporate bonds which have approximately the same term as the defined benefit obligations and are payable in the same currency as the benefit payments. Net interest on the net defined benefit liability or asset is calculated by multiplying the net defined benefit liability or asset by the discount rate.

Past service cost, which is the change in the present value of the defined benefit obligation resulting from a plan amendment or curtailment, is recognized in profit or loss.

Remeasurements of the net defined benefit liability or asset are recognized in other comprehensive income when they occur and transferred to retained earnings immediately.

Defined contribution plans

Sony recognizes contributions to defined contribution plans as expenses when employees have rendered related services.

ii)	Short-term employee benefits

Sony recognizes short-term employee benefits, such as salaries, bonuses and annual paid absences, as expenses at the amount expected to be paid in exchange for services when employees have rendered such services.

(14)	Stock-based compensation -

i)	Stock option plan

Sony estimates the cost of stock options at their fair value on the grant date and recognizes the expense over the vesting period with a corresponding increase in equity. The fair value of options granted is calculated using the Black-Scholes option-pricing model with consideration for terms and conditions of the stock options.

ii)	Restricted stock plan

Sony estimates the cost of restricted stock compensation by the fair value of the stock granted on the grant date and recognizes the expense over the vesting period with a corresponding increase in equity.

(15)	Fair value measurement -

Sony measures fair value as an exit price, or the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants as of the measurement date.

Sony determines a hierarchy of inputs to valuation techniques based on the extent to which inputs used in measuring fair value are observable in the market. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect assumptions which Sony developed using the information that market participants would use in pricing the asset or liability. Observable market data is used if such data is available without undue cost and effort. Each fair value measurement is reported in one of three levels which is determined by the lowest level input that is significant to the fair value measurement in its entirety.

These levels are:

Level 1 -	Inputs are unadjusted quoted prices for identical assets and liabilities in active markets.

Level 2 -

Inputs are based on observable inputs other than Level 1 prices, such as quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active and model-derived valuations, in which all significant inputs are observable in active markets.

Level 3 -	One or more significant inputs are unobservable.

When available, Sony uses unadjusted quoted market prices in active markets to measure fair value and classifies such items within Level 1. If quoted market prices are not available, fair value is based upon internally developed valuation techniques that use, where possible, current market-based or independently sourced market parameters, such as interest rates, currency rates and option volatilities. Items valued using internally generated models are classified according to the lowest level input that is significant to the valuation. For certain financial assets and liabilities, Sony determines fair value using third-party information such as indicative quotes from dealers and quantitative input from investment advisors following Sony’s established valuation procedures including validation against internally developed prices. Additionally, Sony considers both counterparty credit risk and Sony’s own creditworthiness in determining fair value. Sony attempts to mitigate credit risk to third parties by entering into netting agreements and actively monitoring the creditworthiness of counterparties and its exposure to credit risk through the use of credit limits and by selecting major international banks and financial institutions as counterparties.

Transfers between levels are deemed to have occurred at the beginning of the interim period in which the transfers occur.

(16)	Revenue recognition -

Sony recognizes revenue in an amount that reflects the consideration Sony expects in exchange for satisfying performance obligations to transfer the goods or services promised in contracts with customers. This is in accordance with the following steps:

Step 1: Identify the contract(s) with a customer.

Step 2: Identify the performance obligations in the contract.

Step 3: Determine the transaction price.

Step 4: Allocate the transaction price to the performance obligations in the contract.

Step 5: Recognize revenue when (or as) Sony satisfies a performance obligation.

Sony owns a variety of intellectual property throughout its segments and recognizes revenue through the licensing of such intellectual property. Sony licenses rights to use its intellectual property and rights to access its intellectual property. When Sony grants a customer the right to use Sony’s intellectual property, Sony satisfies its performance obligation at the point in time when the customer obtains control and is entitled to benefit from the license. When Sony grants a customer the right to access Sony’s intellectual property, Sony satisfies its performance obligation over the license period.

Incremental costs of obtaining a contract and costs to fulfill a contract are recognized as assets when Sony expects to recover these costs. The incremental costs of obtaining a contract are those costs that would not have been incurred if the contract had not been obtained. Costs to fulfill a contract are those costs that are directly related to a contract or to an anticipated contract and that generate or enhance resources for Sony to satisfy its performance obligations. Sony applies a practical expedient and recognizes the incremental costs of obtaining a contract as an expense when incurred if the amortization period of the asset that would have been recognized is one year or less.

Performance obligations in contracts for the Electronics Products & Solutions (“EP&S”) and Imaging & Sensing Solutions (“I&SS”) segments are primarily to deliver various kinds of electronic equipment, instruments and devices to customers. Revenues from these performance obligations are generally recognized when a promised good is delivered to a customer. However, if the sales contract contains a customer acceptance provision, then revenues are recognized when the customer accepts the promised good or when a deemed acceptance occurs by the lapse of time. Revenues are also recognized over time, primarily from the provision of internet broadband network services to subscribers over the subscription period. Revenues are recognized net of anticipated returns and sales incentives.

Within the Game & Network Services (“G&NS”) segment, revenues from hardware, peripherals and software discs are recognized when performance obligations are satisfied by transferring control to the retailer/distributor, net of anticipated returns, sales incentives and cooperative advertising obligations. Revenues from platform licensing to publishers are recognized when physical software discs are delivered. Revenues from digital game content, which is a right to use Sony’s intellectual property, are recognized when the digital content is made available for use by the licensee via an online platform, net of anticipated sales incentives and credit card chargebacks. Revenues from digital game content involving multiple performance obligations, such as obligations to make content available on future dates, are allocated to each performance obligation based on the relative standalone selling prices that are observable in the market or Sony’s best estimate. Revenues from subscription fees for digital subscription services are recognized over the subscription period.

Within the Music segment, Sony licenses intellectual property that transfer to a customer either a right to use Sony’s intellectual property, or a right to access Sony’s intellectual property. Revenues are recognized when the customer has the right to use or access the intellectual property and obtains control of the use or access of that license. Digital revenues include revenues from contracts with digital streaming services typically recognized as a single performance obligation, which is ongoing access to intellectual property in an evolving library of content over the contract term, predicated on: (1) the business practice and contractual ability to remove specific content without a requirement to replace the content and without impact to minimum royalty guarantees and (2) the contracts not containing a specific listing of content subject to the license. For these contracts, revenues are recognized based on sales and usage royalties, except where there is a minimum royalty guarantee that is not expected to be recouped, or a fixed fee, which is recognized on a straight-line basis over the term of the contract. Revenues from the sale of physical products such as CDs, net of anticipated returns and sales incentives, are recognized when delivery has occurred and the product is available for sale to the public.

Within the Pictures segment, revenues from the theatrical exhibition of motion pictures are recognized as the customer exhibits the film. Revenues from the licensing of motion picture and television programming for pay and free television exhibition and other markets are recognized when the product is available for use by the licensee. Revenues for motion picture and television program licensing arrangements involving multiple performance obligations, for example a fee for multiple titles, territories or availability dates, are allocated based on the relative standalone selling price of each performance obligation using Sony’s best estimate based on available information such as market conditions and internal pricing guidelines. Each individual motion picture or television programming product delivered generally represents a separate performance obligation. Licensing revenue associated with certain renewals or extensions of existing agreements for motion pictures and television programming is recognized when the licensee can use and benefit from the content under the renewal or extension. Licensing revenue associated with minimum guarantees for a right to access Sony’s intellectual property is recognized ratably over the license term. For home entertainment distribution, revenues from the sale of physical products such as DVDs and Blu-ray Disc™, net of anticipated returns and sales incentives, are recognized when delivery has occurred and the product is available for sale to the public. Revenues from electronic sell-through and video-on-demand are recognized when the product is made available for viewing via digital distribution platforms. Revenues from the sale of broadcast advertising are recognized when the advertisement is aired, and the performance obligation in these arrangements is the delivery of advertising spots and may include a guaranteed amount of impressions. When a guarantee for a number of impressions is not achieved, revenues are not recognized until additional advertising spots are delivered to provide the guaranteed impressions. Revenues from subscription fees received by television and digital networks are recognized when the service is provided. The performance obligation under network subscription arrangements is a right to use Sony’s intellectual property that is satisfied as programming is provided over the term of the arrangement.

Within the Financial Services segment, traditional life insurance policies that the life insurance subsidiary underwrites, most of which are categorized as long-duration contracts, mainly consist of whole life, term life and accident and health insurance contracts. Premiums from these policies are reported as revenue when due from policyholders. Amounts received as payment for non-traditional contracts such as interest sensitive whole life contracts, individual annuity contracts and other contracts without life contingencies are recognized in policyholders’ account in the life insurance business. Revenues from these contracts are comprised of fees earned for administrative and contract-holder services, which are recognized over the period of the contracts, and included in financial services revenue. Property and casualty insurance policies that the non-life insurance subsidiary underwrites are primarily automotive insurance contracts which are categorized as short-duration contracts. Premiums from these policies are reported as revenue over the period of the contract in proportion to the amount of insurance protection provided.

Revenue is recognized net of any taxes collected from customers and subsequently remitted to governmental authorities.

(17)	Cost of sales -

Costs classified as cost of sales relate to the producing and manufacturing of products and include items such as material cost, subcontractor cost, depreciation of property, plant and equipment, amortization of intangible assets including content assets, personnel expenses and research and development costs.

(18)	Research and development expenditures -

Research and development expenditures include items such as salaries, personnel expenses and other direct and indirect expenses associated with research and product development. Development expenditures are capitalized only when technical feasibility is achieved, Sony has the intention, ability and sufficient resources to use or sell the outcome of the development, it is probable that the outcome will generate a future economic benefit, and the cost can be reliably measured. Capitalized development costs are measured as the sum of total expenditures for development upon achieving the foregoing conditions for capitalization until development is completed. Research expenditures and other development expenditures that do not meet the foregoing conditions are expensed as incurred and included in the cost of sales in the condensed consolidated statements of income.

(19)	Selling, general and administrative -

Costs classified as selling expenses relate to promoting and selling products and include items such as advertising, promotion, shipping and warranty expenses. General and administrative expenses include operating items such as officers’ salaries, personnel expenses, depreciation of property, plant and equipment, office rental for sales, marketing and administrative divisions, loss allowance for trade receivables and amortization of intangible assets.

(20)	Financial services expenses -

Financial services expenses include a provision for policy reserves and amortization of deferred insurance acquisition costs, interest expenses in the banking business, and all other operating costs, such as personnel expenses, depreciation of property, plant and equipment, and office rental of subsidiaries, in the Financial Services segment.

(21)	Advertising costs -

Advertising costs are expensed as incurred.

(22)	Shipping and handling costs -

The majority of shipping and handling, warehousing and internal transfer costs for finished goods are included in selling, general and administrative expenses. An exception to this is in the Pictures segment where such costs are charged to cost of sales as they are an integral part of producing and distributing motion pictures and television programming. All other costs related to Sony’s distribution network are included in cost of sales, including inbound freight charges, purchasing and receiving costs, inspection costs and warehousing costs for raw materials and in-process inventory. Shipping and handling activities that occur after control of the related good transfers are treated as separate performance obligations. Amounts paid by customers for shipping and handling costs are included in net sales.

(23)	Income taxes -

Income taxes consist of current and deferred taxes. Current and deferred taxes are recognized in profit or loss, except to the extent that the tax arises from a business combination, or a transaction or event which is recognized, in the same or a different period, outside profit or loss, either in other comprehensive income or directly in equity. Income taxes are recognized in each interim period based on management’s estimate of the weighted average effective annual income tax rate expected for the full financial year.

Current taxes are computed based on taxable profit or loss for the year, using the tax rates enacted or substantively enacted at the end of the reporting period.

Deferred tax assets and liabilities are recognized for temporary differences between the tax bases of assets and liabilities and their carrying amounts in the condensed consolidated financial statements. Deferred tax liabilities include the liabilities being recognized for undistributed profits of subsidiaries and associates accounted for using the equity method expected to be remitted in the foreseeable future. Deferred income taxes are determined using tax rates and laws that have been enacted or substantively enacted by the end of the reporting period and are expected to apply when the related deferred income tax asset is realized or the deferred income tax liability is settled. Deferred tax assets and liabilities are not recognized in respect of temporary differences that arise from initial recognition of an asset or liability in a transaction which is not a business combination and which, at the time of the transaction, affects neither accounting profit nor taxable profit (tax loss).

Deferred tax assets are recognized to the extent that it is probable that taxable profit will be available against which the assets can be utilized. Accordingly, the need to adjust deferred tax assets is assessed periodically with available evidence related to the realization of the deferred tax assets. Management’s judgment related to this assessment considers the nature, frequency and severity of current and cumulative losses on an individual tax jurisdiction basis, forecasts of future profitability after consideration of uncertain tax positions, excess of appreciated asset value over the tax basis of net assets, the duration of statutory carryforward periods, the past utilization of net operating loss carryforwards prior to expiration, as well as prudent and feasible tax planning strategies which would be employed by Sony to prevent net operating loss and tax credit carryforwards from expiring unutilized.

Sony records assets and liabilities resulting from uncertain tax positions taken or expected to be taken in a tax return. The amount of income taxes Sony pays is subject to ongoing audits by various taxing authorities, which may result in proposed assessments. In addition, several significant items related to intercompany transfer pricing are currently the subject of negotiations between taxing authorities in different jurisdictions as a result of pending advance pricing agreement applications and competent authority requests. Sony’s estimate for the potential outcome for any uncertain tax issues is judgmental and requires significant estimates. Sony assesses its income tax positions and records tax benefits for all years subject to examinations based upon the evaluation of the facts, circumstances and information available at that reporting date.

(24)	Net income (loss) attributable to Sony Group Corporation’s stockholders per share (“EPS”) -

Basic EPS is computed based on the weighted-average number of shares of common stock outstanding during each period. The computation of diluted EPS reflects the maximum possible dilution from conversion, exercise, or contingent issuance of securities. All potentially dilutive securities are excluded from the calculation in a situation where there is a net loss attributable to Sony Group Corporation’s stockholders.

II.	New accounting standards and interpretations not yet adopted

Major new or amended standards and interpretations that have been issued as of the date of approval of the condensed consolidated financial statements which are not effective and have not yet been adopted by Sony as of December 31, 2021 are as follows:

IFRS 17 “Insurance Contracts”

The IASB issued IFRS 17 “Insurance Contracts” (“IFRS 17”) in May 2017 and Amendments to IFRS 17 in June 2020. IFRS 17 replaces IFRS 4 and sets out principles for the recognition, measurement, presentation and disclosure of insurance contracts within the scope of IFRS 17. IFRS 17 provides a general model, supplemented by a specific approach for contracts with direct participation features (the variable fee approach) and a simplified approach (the premium allocation approach) mainly for short-duration contracts. The main features of IFRS 17 are:

a. the measurement of the present value of future cash flows incorporating an explicit risk adjustment, remeasured at each reporting period;

b. a contractual service margin in the fulfilment cash flows representing the unearned profit of the insurance contracts to be recognized in profit or loss over the coverage period;

c. the presentation of insurance revenue and insurance service expenses in the statement of comprehensive income based on the concept of insurance services provided during the period; and

d. extensive disclosures to provide information on the recognized amounts from insurance contracts and the nature and extent of risks arising from these contracts.

IFRS 17 will be effective for Sony as of April 1, 2023. The impact of IFRS 17 on Sony’s results of operations and financial position is being evaluated.

Amendments to IAS 1 “Presentation of Financial Statements”

In January 2020, the IASB issued Classification of Liabilities as Current or Non-current (Amendments to IAS 1). The amendments clarify the right to defer settlement, which is one of the existing requirements when classifying a liability to current or non-current. The amendments will be effective for Sony as of April 1, 2023. However, in November 2021, the IASB published an Exposure Draft with proposed revisions to the Amendment to IAS 1 and a proposed deferral of the effective date. The impact of the amendments on Sony’s results of operations and financial position is being evaluated.

4.	Financial instruments

(1)	Financial instruments measured at fair value on a recurring basis

The following section describes the valuation techniques used by Sony to measure different financial instruments at fair value, including an indication of the level in the fair value hierarchy in which each instrument is generally classified.

Debt instruments and equity instruments

Where quoted prices of financial instruments are available in an active market, these instruments are classified in Level 1 of the fair value hierarchy. Level 1 financial instruments include exchange-traded equity instruments. If quoted market prices are not available for the specific financial instruments or the market is inactive, then fair values are estimated by using pricing models, quoted prices of financial instruments with similar characteristics or discounted cash flows and mainly classified in Level 2 of the hierarchy. Level 2 financial instruments include debt instruments with quoted prices that are not traded as actively as exchange-traded instruments, such as the majority of government bonds and corporate bonds. In certain cases where there is limited activity or less transparency around inputs to the valuation, these instruments are classified within Level 3 of the fair value hierarchy. Level 3 financial instruments primarily include certain private equity investments, investment funds, securitized products which are not classified within Level 1 or Level 2 and domestic and foreign corporate bonds for which quoted prices are not available in a market and where there is less transparency around inputs. Sony estimates the fair value for private equity investments primarily by using comparable company analysis. The price book-value ratio and price earnings ratio of comparable companies are used as significant unobservable inputs in the fair value measurement of equity securities classified as Level 3. The fair value increases (decreases) as price book-value ratio and price earnings ratio of comparable companies rise (decline). Sony estimates the fair value for certain investment funds by using the net asset value. Sony estimates the fair value for securitized products and domestic and foreign corporate bonds for which quoted prices are not available in a market and where there is less transparency around inputs by using third-party information such as indicative quotes from dealers without adjustment or discounted cash flows. For validating the fair values of Level 3 financial instruments, Sony primarily uses internal models which include management judgment or estimation of assumptions that market participants would use in pricing the asset.

Derivatives

Exchange-traded derivatives valued using quoted prices are classified within Level 1 of the fair value hierarchy. However, few classes of derivative contracts are listed on an exchange; thus, the majority of Sony’s derivative positions are valued using internally developed models that use as their basis readily observable market parameters, meaning parameters that are actively quoted and can be validated to external sources, including pricing services. Depending on the types and contractual terms of derivatives, fair value can be modeled using a series of techniques, such as the Black-Scholes option pricing model, which are consistently applied. For derivative products that have been established for some time, Sony uses models that are widely accepted in the financial services industry. These models reflect the contractual terms of the derivatives, including the period to maturity, and market-based parameters such as interest rates, volatility, and the credit rating of the counterparty. Further, many of these models do not contain a high level of subjectivity as the techniques used in the models do not require significant judgment, and inputs to the model are readily observable from actively quoted markets. Such instruments are generally classified within Level 2 of the fair value hierarchy.

In determining the fair value of Sony’s interest rate swap derivatives, Sony uses the present value of expected cash flows based on market observable interest rate yield curves commensurate with the term of each instrument. For foreign currency derivatives, Sony’s approach is to use forward contract valuation models employing market observable inputs, such as spot currency rates and time value. These derivatives are classified within Level 2 since Sony primarily uses observable inputs in its valuation of its derivative assets and liabilities.

The fair value of Sony’s assets and liabilities that are measured at fair value on a recurring basis as of April 1, 2020, March 31, 2021 and December 31, 2021 is as follows:

	Yen in millions
	April 1, 2020
					Presentation in the condensed consolidated statements of financial position
	Level 1	Level 2	Level 3	Total	Investments and advances in the Financial Services segment (Current)	Other financial assets (Current)	Investments and advances in the Financial Services segment (Non-current)	Other financial assets (Non-current)
Assets:
Financial assets required to be measured at fair value through profit or loss (“FVPL”)
Debt securities
Japanese national government bonds	-	162,708	-	162,708	4,505	-	158,203	-
Japanese local government bonds	-	600	-	600	-	-	600	-
Japanese corporate bonds	-	9,395	30	9,425	-	-	9,395	30
Foreign government bonds	24,330	155,908	-	180,238	66	-	180,172	-
Foreign corporate bonds	-	32,157	683	32,840	7,903	-	24,254	683
Securitized products	-	-	5,787	5,787	-	-	5,787	-
Investment funds	-	483,613	27,791	511,404	-	-	503,608	7,796
Equity securities	958,414	9,757	2,937	971,108	-	-	884,480	86,628
Derivative assets
Interest rate contracts	-	1,604	-	1,604	-	53	-	1,551
Foreign exchange contracts	315	21,188	-	21,503	-	21,454	-	49
Equity contracts	604	18,281	4,081	22,966	-	22,966	-	-
Other	391	-	-	391	-	391	-	-
Financial assets designated to be measured at FVPL
Debt securities
Japanese national government bonds	-	51,664	-	51,664	10,011	-	41,653	-
Japanese local government bonds	-	28,604	-	28,604	6,822	-	21,782	-
Japanese corporate bonds	-	22,227	-	22,227	2,607	-	19,620	-
Foreign government bonds	-	41,089	-	41,089	9,618	-	31,471	-
Foreign corporate bonds	-	103,159	546	103,705	19,798	-	83,907	-
Financial assets required to be measured at fair value through other comprehensive income (“FVOCI”)
Debt securities
Japanese national government bonds	-	9,918,197	-	9,918,197	-	-	9,918,197	-
Japanese local government bonds	-	40,569	-	40,569	8,513	-	32,056	-
Japanese corporate bonds	-	698,188	34,569	732,757	12,167	-	720,590	-
Foreign government bonds	-	1,298,020	-	1,298,020	1,517	-	1,296,400	103
Foreign corporate bonds	-	175,670	14,541	190,211	58,010	-	131,544	657
Securitized products	-	33,383	10,290	43,673	-	-	43,673	-
Financial assets designated to be measured at FVOCI
Equity securities	10,432	-	47,233	57,665	-	-	2,907	54,758

Total assets	994,486	13,305,981	148,488	14,448,955	141,537	44,864	14,110,299	152,255

					Presentation in the condensed consolidated statements of financial position
	Level 1	Level 2	Level 3	Total	Other financial liabilities (Current)	Other financial liabilities (Non-current)
Liabilities:
Financial liabilities required to be measured at FVPL
Derivative liabilities
Interest rate contracts	-	17,679	-	17,679	483	17,196
Foreign exchange contracts	226	16,110	-	16,336	14,581	1,755
Equity contracts	1,476	-	-	1,476	1,476	-
Other	375	-	-	375	375	-
Contingent consideration	-	-	5,666	5,666	2,640	3,026
Financial liabilities designated to be measured at FVPL
Redeemable noncontrolling interests	-	-	7,767	7,767	-	7,767

Total liabilities	2,077	33,789	13,433	49,299	19,555	29,744

	Yen in millions
	March 31, 2021
					Presentation in the condensed consolidated statements of financial position
	Level 1	Level 2	Level 3	Total	Investments and advances in the Financial Services segment (Current)	Other financial assets (Current)	Investments and advances in the Financial Services segment (Non-current)	Other financial assets (Non-current)
Assets:
Financial assets required to be measured at FVPL
Debt securities
Japanese national government bonds	-	168,281	-	168,281	-	-	168,281	-
Japanese local government bonds	-	600	-	600	-	-	600	-
Japanese corporate bonds	-	14,386	62	14,448	-	-	14,386	62
Foreign government bonds	30,164	183,994	-	214,158	-	-	214,158	-
Foreign corporate bonds	-	21,297	213	21,510	5,434	-	15,863	213
Securitized products	-	-	6,142	6,142	-	-	6,142	-
Investment funds	-	564,447	37,254	601,701	-	-	592,305	9,396
Equity securities	1,555,620	22,290	3,172	1,581,082	13,425	-	1,384,672	182,985
Derivative assets
Interest rate contracts	-	12,788	-	12,788	-	50	-	12,738
Foreign exchange contracts	3	15,688	-	15,691	-	14,104	-	1,587
Equity contracts	241	-	10,176	10,417	-	5,278	-	5,139
Other	17	-	-	17	-	17	-	-
Financial assets designated to be measured at FVPL
Debt securities
Japanese national government bonds	-	65,988	-	65,988	21,021	-	44,967	-
Japanese local government bonds	-	26,724	-	26,724	12,088	-	14,636	-
Japanese corporate bonds	-	16,422	-	16,422	12,483	-	3,939	-
Foreign government bonds	-	17,174	-	17,174	-	-	17,174	-
Foreign corporate bonds	-	169,006	-	169,006	24,700	-	144,306	-
Financial assets required to be measured at FVOCI
Debt securities
Japanese national government bonds	-	9,797,091	-	9,797,091	-	-	9,797,091	-
Japanese local government bonds	-	47,339	-	47,339	17,536	-	29,803	-
Japanese corporate bonds	-	723,335	93,288	816,623	12,497	-	804,126	-
Foreign government bonds	-	1,185,639	-	1,185,639	-	-	1,185,528	111
Foreign corporate bonds	-	195,992	18,066	214,058	88,412	-	125,243	403
Securitized products	-	44,105	9,402	53,507	-	-	53,507	-
Other	-	116	-	116	-	-	101	15
Financial assets designated to be measured at FVOCI
Equity securities	241,577	-	104,541	346,118	-	-	5,754	340,364

Total assets	1,827,622	13,292,702	282,316	15,402,640	207,596	19,449	14,622,582	553,013

					Presentation in the condensed consolidated statements of financial position
	Level 1	Level 2	Level 3	Total	Other financial liabilities (Current)	Other financial liabilities (Non-current)
Liabilities:
Financial liabilities required to be measured at FVPL
Derivative liabilities
Interest rate contracts	-	14,962	-	14,962	694	14,268
Foreign exchange contracts	128	20,105	-	20,233	20,233	-
Equity contracts	986	4,171	-	5,157	5,157	-
Other	2	-	-	2	2	-
Contingent consideration	-	-	6,161	6,161	1,669	4,492
Financial liabilities designated to be measured at FVPL
Redeemable noncontrolling interests	-	-	8,179	8,179	5,307	2,872

Total liabilities	1,116	39,238	14,340	54,694	33,062	21,632

	Yen in millions
	December 31, 2021
					Presentation in the condensed consolidated statements of financial position
	Level 1	Level 2	Level 3	Total	Investments and advances in the Financial Services segment (Current)	Other financial assets (Current)	Investments and advances in the Financial Services segment (Non-current)	Other financial assets (Non-current)
Assets:
Financial assets required to be measured at FVPL
Debt securities
Japanese national government bonds	-	367,536	-	367,536	-	-	367,536	-
Japanese local government bonds	-	600	-	600	-	-	600	-
Japanese corporate bonds	-	15,430	33	15,463	-	-	15,430	33
Foreign government bonds	31,094	184,679	-	215,773	-	-	215,773	-
Foreign corporate bonds	-	-	101	101	-	-	-	101
Securitized products	-	-	4,115	4,115	-	-	4,115	-
Investment funds	-	387,766	43,797	431,563	39	-	416,763	14,761
Equity securities	1,923,483	11,734	3,155	1,938,372	-	-	1,770,741	167,631
Derivative assets
Interest rate contracts	-	12,236	-	12,236	-	17	-	12,219
Foreign exchange contracts	-	12,752	-	12,752	-	12,296	-	456
Equity contracts	-	-	7,293	7,293	-	5,523	-	1,770
Financial assets designated to be measured at FVPL
Debt securities
Japanese national government bonds	-	51,431	-	51,431	7,002	-	44,429	-
Japanese local government bonds	-	25,798	-	25,798	10,637	-	15,161	-
Japanese corporate bonds	-	12,852	-	12,852	9,524	-	3,328	-
Foreign government bonds	-	17,438	-	17,438	1,394	-	16,044	-
Foreign corporate bonds	-	164,035	-	164,035	34,565	-	129,470	-
Financial assets required to be measured at FVOCI
Debt securities
Japanese national government bonds	-	9,915,674	-	9,915,674	-	-	9,915,674	-
Japanese local government bonds	-	38,937	-	38,937	18,084	-	20,853	-
Japanese corporate bonds	-	757,595	156,909	914,504	10,038	-	904,466	-
Foreign government bonds	-	1,457,875	-	1,457,875	-	-	1,457,763	112
Foreign corporate bonds	-	244,510	14,407	258,917	55,963	-	202,587	367
Securitized products	-	31,178	25,335	56,513	-	-	56,513	-
Financial assets designated to be measured at FVOCI
Equity securities	150,544	-	244,471	395,015	-	-	7,862	387,153

Total assets	2,105,121	13,710,056	499,616	16,314,793	147,246	17,836	15,565,108	584,603

					Presentation in the condensed consolidated statements of financial position
	Level 1	Level 2	Level 3	Total	Other financial liabilities (Current)	Other financial liabilities (Non-current)
Liabilities:
Financial liabilities required to be measured at FVPL
Derivative liabilities
Interest rate contracts	-	9,771	-	9,771	610	9,161
Foreign exchange contracts	-	14,124	-	14,124	13,902	222
Equity contracts	1,947	7,565	-	9,512	9,512	-
Other	-	38	-	38	38	-
Contingent consideration	-	-	18,812	18,812	1,692	17,120
Financial liabilities designated to be measured at FVPL
Redeemable noncontrolling interests	-	-	28,977	28,977	-	28,977

Total liabilities	1,947	31,498	47,789	81,234	25,754	55,480

Transfers of debt securities from Level 2 into Level 1 were 900 million yen and 3,721 million yen for the fiscal year ended March 31, 2021 and for the nine months ended December 31, 2021, respectively, as quoted prices in active markets for certain debt securities became available. Transfers of debt securities from Level 1 into Level 2 were 904 million yen for the fiscal year ended March 31, 2021 as quoted prices in active markets for certain debt securities were not available. There were no transfers of debt securities from Level 1 into Level 2 for the nine months ended December 31, 2021.

Transfers of equity securities from Level 2 into Level 1 were 12,139 million yen for the nine months ended December 31, 2021 as quoted prices in active markets for certain equity securities became available. There were no transfers of equity securities from Level 2 into Level 1 for the fiscal year ended March 31, 2021.

Shares of Spotify Technology S.A. (“Spotify”) held by Sony are classified as equity securities required to be measured at fair value through profit or loss. The pre-tax revaluation gains (losses) of the Spotify shares owned by Sony recognized in net income are included in financial income (expenses) in the condensed consolidated statements of income, net of costs to be paid to Sony’s artists and distributed labels.

The valuation techniques used to measure the fair value of assets and liabilities classified as Level 3, significant unobservable inputs, and their range are as follows:

	Valuation technique(s)	Significant unobservable inputs	Range
			April 1, 2020	March 31, 2021	December 31, 2021
Financial assets required to be measured at FVOCI
Debt securities
Japanese corporate bonds	Discounted cash flow	Credit spread *	37bp-67bp	27bp-65bp	26bp-67bp
Foreign corporate bonds			40bp-280bp	20bp-130bp	10bp-120bp
Securitized products			110bp-150bp	100bp-150bp	80bp-120bp

* bp = basis point

The decrease (increase) in fair value is the result of higher (lower) credit spreads.

For the above assets classified as Level 3, the fair value would not change significantly, even if one or more of the significant unobservable inputs are changed to reflect reasonably possible alternative assumptions.

The changes in fair value of Level 3 assets and liabilities for the nine months ended December 31, 2020 and 2021 are as follows:

	Yen in millions
	Nine months ended December 31, 2020
		Total gains (losses) *1
	Beginning balance	Net income *2	Other comprehensive income *3	Purchases	Sales and settlements	Transfers into Level 3 *4	Transfers out of Level 3 *5	Others	Ending balance

Assets:
Financial assets required to be measured at FVPL
Debt securities
Japanese corporate bonds	30	-	-	-	-	-	-	-	30
Foreign corporate bonds	683	-	-	101	-	-	-	(571)	213
Securitized products	5,787	-	-	2,761	(1,671)	-	-	-	6,877
Investment funds	27,791	(90)	(50)	11,712	(2,314)	-	-	(135)	36,914
Equity securities	2,937	142	20	1,305	(631)	-	(500)	-	3,273
Derivative assets
Equity contracts	4,081	3,892	(59)	-	-	-	-	-	7,914
Financial assets designated to be measured at FVPL
Debt securities
Foreign corporate bonds	546	(19)	-	-	(527)	-	-	-	-
Financial assets required to be measured at FVOCI
Debt securities
Japanese corporate bonds	34,569	-	(5,087)	62,400	-	-	-	-	91,882
Foreign corporate bonds	14,541	(490)	415	6,059	(6,820)	4,544	-	-	18,249
Securitized products	10,290	593	26	-	(3,079)	-	-	-	7,830
Financial assets designated to be measured at FVOCI
Equity securities	47,233	-	9,645	34,858	(1,050)	-	(400)	1,098	91,384
Liabilities:
Financial liabilities required to be measured at FVPL
Contingent consideration	5,666	16	(222)	2,200	(1,520)	-	-	(97)	6,043
Financial liabilities designated to be measured at FVPL
Redeemable noncontrolling interests	7,767	1,108	20	1,262	(2,122)	-	-	-	8,035

	Yen in millions
	Nine months ended December 31, 2021
		Total gains (losses) *1
	Beginning balance	Net income *2	Other comprehensive income *3	Purchases	Sales and settlements	Transfers into Level 3 *4	Transfers out of Level 3 *5	Others *6	Ending balance

Assets:
Financial assets required to be measured at FVPL
Debt securities
Japanese corporate bonds	62	-	-	1	-	-	-	(30)	33
Foreign corporate bonds	213	-	-	-	-	-	-	(112)	101
Securitized products	6,142	-	-	-	(2,027)	-	-	-	4,115
Investment funds	37,254	4,176	137	17,179	(14,949)	-	-	-	43,797
Equity securities	3,172	(149)	2	130	-	-	-	-	3,155
Derivative assets
Equity contracts	10,176	(3,168)	285	-	-	-	-	-	7,293
Financial assets required to be measured at FVOCI
Debt securities
Japanese corporate bonds	93,288	(1)	(1,697)	65,319	-	-	-	-	156,909
Foreign corporate bonds	18,066	408	(11)	-	(4,000)	-	-	(56)	14,407
Securitized products	9,402	(393)	(27)	22,363	(9,176)	3,166	-	-	25,335
Financial assets designated to be measured at FVOCI
Equity securities	104,541	-	16,882	86,942	(5,042)	23	(7,922)	49,047	244,471
Liabilities:
Financial liabilities required to be measured at FVPL
Contingent consideration	6,161	841	515	12,994	(1,693)	-	-	(6)	18,812
Financial liabilities designated to be measured at FVPL
Redeemable noncontrolling interests	8,179	391	1,031	24,524	(5,226)	-	-	78	28,977

*1	For liability items, gains are presented as negative and losses are presented as positive.
*2	Gains (losses) recognized in net income are included in financial services revenue, financial income and financial expenses in the condensed consolidated statements of income.
*3

Gains (losses) recognized in other comprehensive income are included in changes in equity instruments measured at fair value through other comprehensive income, changes in debt instruments measured at fair value through other comprehensive income and exchange differences on translating foreign operations in the condensed consolidated statements of comprehensive income.

*4

Certain debt securities and equity securities were transferred into Level 3 because differences between the fair value determined by indicative quotes from dealers and the fair value determined by internally developed prices became significant and the observability of the inputs used decreased.

*5	Certain equity securities were transferred out of Level 3 because observable market data became available.
*6	The increase in equity securities designated to be measured at fair value through other comprehensive income is mainly due to a change in the scope of consolidation.

The changes in unrealized gains (losses) recognized in net income for Level 3 assets and liabilities held as of December 31, 2020 and 2021 are as follows:

	Yen in millions
	Nine months ended December 31
	2020	2021
Assets:
Financial assets required to be measured at FVPL
Debt securities
Investment funds	(762)	2,713
Equity securities	(488)	16
Derivative assets
Equity contracts	3,892	(3,168)
Financial assets required to be measured at FVOCI
Debt securities
Foreign corporate bonds	(490)	408
Securitized products	593	(434)
Liabilities:
Financial liabilities required to be measured at FVPL
Contingent consideration	-	(854)
Financial liabilities designated to be measured at FVPL
Redeemable noncontrolling interests	(1,108)	(489)

*	Gains (losses) recognized in net income are included in financial services revenue, financial income and financial expenses in the condensed consolidated statements of income.

(2)	Financial instruments measured at amortized cost

The fair values by fair value hierarchy level of certain financial instruments that are measured at amortized cost as of April 1, 2020, March 31, 2021 and December 31, 2021 are summarized as follows:

	Yen in millions
	April 1, 2020
	Fair value				Carrying amount
	Level 1	Level 2	Level 3	Total	Total
Assets:
Debt securities
Japanese national government bonds	-	94,062	-	94,062	72,064
Japanese local government bonds	-	2,835	-	2,835	2,503
Japanese corporate bonds	-	4,166	-	4,166	3,634
Foreign corporate bonds	-	105	-	105	98
Securitized products	-	-	160,760	160,760	174,772
Other	-	41	2,335	2,376	2,376
Housing loans in the banking business	-	2,161,432	-	2,161,432	1,919,219

Total assets	-	2,262,641	163,095	2,425,736	2,174,666

Liabilities:
Long-term debt including the current portion	-	605,444	25,401	630,845	631,716

Total liabilities	-	605,444	25,401	630,845	631,716

	Yen in millions
	March 31, 2021
	Fair value				Carrying amount
	Level 1	Level 2	Level 3	Total	Total
Assets:
Debt securities
Japanese national government bonds	-	87,705	-	87,705	71,420
Japanese local government bonds	-	2,010	-	2,010	1,716
Japanese corporate bonds	-	3,883	-	3,883	3,537
Foreign corporate bonds	-	6,032	-	6,032	5,907
Securitized products	-	-	211,229	211,229	211,271
Other	-	41	4,902	4,943	4,943
Housing loans in the banking business	-	-	2,559,073	2,559,073	2,342,728

Total assets	-	99,671	2,775,204	2,874,875	2,641,522

Liabilities:
Long-term debt including the current portion	-	794,479	55,451	849,930	857,019

Total liabilities	-	794,479	55,451	849,930	857,019

	Yen in millions
	December 31, 2021
	Fair value				Carrying amount
	Level 1	Level 2	Level 3	Total	Total
Assets:
Debt securities
Japanese national government bonds	-	90,081	-	90,081	74,557
Japanese local government bonds	-	1,986	-	1,986	1,717
Japanese corporate bonds	-	3,906	-	3,906	3,583
Foreign corporate bonds	-	4,731	783	5,514	5,411
Securitized products	-	-	222,425	222,425	222,566
Other	-	41	891	932	932
Housing loans in the banking business	-	-	2,856,733	2,856,733	2,683,678

Total assets	-	100,745	3,080,832	3,181,577	2,992,444

Liabilities:
Long-term debt including the current portion	-	654,810	55,127	709,937	715,529

Total liabilities	-	654,810	55,127	709,937	715,529

The table above does not include financial instruments measured at amortized cost whose carrying amounts approximate their fair values mainly due to their short-term nature.

The fair values of long-term debt, including the current portion classified as Level 2, were estimated mainly based on discounted future cash flows using Sony’s current rates for similar liabilities.

Financial instruments classified as Level 3 mainly include housing loans in the banking business, securitized products and certain bonds issued by Sony. In determining the fair value of such financial instruments, Sony uses the present value of expected cash flows based on risk-free interest rate yield curves with certain credit risk. Transfers of housing loans in the banking business into Level 3 occurred primarily due to increases in the significance of unobservable inputs during the fiscal year ended March 31, 2021.

5.	Insurance-related accounts measured at fair value

The fair value of future insurance policy benefits and policyholders’ account in the life insurance business measured at fair value as of April 1, 2020, March 31, 2021 and December 31, 2021 is as follows. These are classified within Level 3 of the fair value hierarchy since Sony primarily uses unobservable inputs in its valuation.

	Yen in millions
		Presentation in the condensed consolidated statements of financial position
	Fair value	Future insurance policy benefits and other	Policyholders’ account in the life insurance business
April 1, 2020	532,191	64,045	468,146
March 31, 2021	536,189	42,309	493,880
December 31, 2021	521,370	37,609	483,761

The valuation techniques, significant unobservable inputs, and the ranges used to measure the fair value of the future insurance policy benefits and policyholders’ account in the life insurance business measured at fair value as of April 1, 2020, March 31, 2021 and December 31, 2021 are as follows:

Valuation techniques	Significant unobservable inputs		Range
			April 1, 2020	March 31, 2021	December 31, 2021
Present value of future expected cash flows	Credit spread	*	64.4bp	37.9bp	40.2bp
	Mortality rates		0.004%-44.865%	0.004%-44.865%	0.003%-32.901%
	Lapse rates		1.000%-7.500%	1.000%-7.500%	1.000%-7.500%

* bp	= basis point

The decrease (increase) in fair value is the result of higher (lower) credit spreads, mortality rates or lapse rates. The fair value of the future insurance policy benefits and policyholders’ account in the life insurance business measured at fair value would not change significantly, even if one or more of the significant unobservable inputs are changed to reflect reasonably possible alternative assumptions.

The changes in fair value of future insurance policy benefits and policyholders’ account in the life insurance business measured at fair value for the nine months ended December 31, 2020 and 2021 are as follows:

	Yen in millions

	Nine months ended December 31
	2020	2021
Beginning balance	532,191	536,189
Total (gains) losses *1:
Included in net income *2	13,387	7,057
Included in other comprehensive income *3	1,837	(183)
Issuances	1,997	-
Settlements	(9,755)	(21,693)

Ending balance	539,657	521,370

Changes in unrealized gains (losses) relating to future insurance policy benefits and policyholders’ account in the life insurance business still held as of reporting date included in net income *2	(22,886)	(16,760)

*1	Gains presented as negative and losses presented as positive.
*2	Included in financial services revenue and financial services expenses in the condensed consolidated statements of income.
*3	Included in insurance contract valuation adjustments in the condensed consolidated statements of comprehensive income.

6.	Stockholders’ equity

(1) Supplemental comprehensive income information

Changes in accumulated other comprehensive income, net of tax, by component for the nine months ended December 31, 2020 and 2021 are as follows:

	Yen in millions
	Balance at April 1, 2020	Comprehensive income attributable to Sony Group Corporation’s stockholders	Transfer to retained earnings	Transactions with noncontrolling interests shareholders and other	Balance at December 31, 2020
Changes in equity instruments measured at fair value through other comprehensive income	(8,882)	103,598	6,161	(2,159)	98,718
Changes in debt instruments measured at fair value through other comprehensive income	985,234	(30,421)	-	458,753	1,413,566
Cash flow hedges	1,248	(839)	-	-	409
Remeasurement of defined benefit pension plans	-	(162)	162	-	-
Exchange differences on translating foreign operations	-	(13,431)	-	131	(13,300)
Insurance contract valuation adjustments	1,973	(1,254)	-	476	1,195
Share of other comprehensive income of investments accounted for using the equity method	(97)	41	(2)	-	(58)

Total	979,476	57,532	6,321	457,201	1,500,530

	Yen in millions
	Balance at April 1, 2021	Comprehensive income attributable to Sony Group Corporation’s stockholders	Transfer to retained earnings	Transactions with noncontrolling interests shareholders and other	Balance at December 31, 2021
Changes in equity instruments measured at fair value through other comprehensive income	139,622	(70,656)	(6,069)	-	62,897
Changes in debt instruments measured at fair value through other comprehensive income	1,264,737	65,773	-	-	1,330,510
Cash flow hedges	1,299	1,598	-	-	2,897
Remeasurement of defined benefit pension plans	-	118	(118)	-	-
Exchange differences on translating foreign operations	113,901	67,988	-	-	181,889
Insurance contract valuation adjustments	(88)	157	-	-	69
Share of other comprehensive income of investments accounted for using the equity method	786	696	-	-	1,482

Total	1,520,257	65,674	(6,187)	-	1,579,744

(2) Transaction with noncontrolling interests shareholders

In the three months ended September 30, 2020, Sony Group Corporation acquired all the common shares and the related stock acquisition rights not held by Sony Group Corporation of Sony Financial Group Inc. (“SFGI”), a consolidated subsidiary of Sony Group Corporation, and SFGI became a wholly-owned subsidiary of Sony Group Corporation. Consideration for this acquisition was 396,698 million yen. The net difference between the consideration, the decrease in the carrying amount of the noncontrolling interests of 1,046,380 million yen and the increase in accumulated other comprehensive income of 457,072 million yen was recognized as an increase to additional paid-in capital of 192,610 million yen. On October 1, 2021, SFGI changed its company name from Sony Financial Holdings Inc. (“SFH”).

7.	Revenue

For the breakdown of sales and financial services revenue by segments, product categories and geographies, refer to Note 13.

8.	Reversal of a previous write-down of the deferred tax assets of the consolidated tax filing group in Japan

Sony recognizes deferred tax assets, which include temporary differences, net operating losses and tax credits, to the extent that it is probable that taxable profit will be available against which the assets can be utilized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income in the relevant tax jurisdiction. Despite the spread of COVID-19, as a result of the acquisition of SFGI in the three months ended September 30, 2020, the taxable income of Sony Group Corporation and its national tax filing group has increased and is expected to be stable going forward. Based on an assessment of the available evidence, in particular recent profit history and forecasted profitability, in the three months ended September 30, 2020, Sony reversed a previous write-down of a significant portion of the deferred tax assets of the consolidated tax filing group in Japan, primarily for temporary differences and certain net operating losses. As a result, Sony recorded a tax benefit of 214,346 million yen in the three months ended September 30, 2020. On October 1, 2021, SFGI changed its company name from SFH.

9.	Reconciliation of the differences between basic and diluted EPS

Reconciliation of the differences between basic and diluted EPS for the nine and three months ended December 31, 2020 and 2021 is as follows:

	Yen in millions
	Nine months ended December 31
	2020	2021
Net income attributable to Sony Group Corporation’s stockholders	962,911	771,096
Adjustment amount to net income attributable to Sony Group Corporation’s stockholders for diluted EPS computation:
Zero coupon convertible bonds	329	129

Net income attributable to Sony Group Corporation’s stockholders for diluted EPS computation	963,240	771,225

	Thousands of shares
Weighted-average shares outstanding for basic EPS computation	1,227,879	1,239,640
Effect of dilutive securities:
Stock acquisition rights	4,019	5,504
Zero coupon convertible bonds	17,564	6,843

Weighted-average shares for diluted EPS computation	1,249,462	1,251,987

	Yen
Basic EPS	784.21	622.03

Diluted EPS	770.92	616.00

Potential shares of common stock which were excluded from the computation of diluted EPS for the nine months ended December 31, 2020 and 2021 were 4,515 thousand shares and 4,876 thousand shares, respectively. The potential shares related to stock acquisition rights were excluded as anti-dilutive for the nine months ended December 31, 2020 and 2021, when the exercise prices for those shares were in excess of the average market value of Sony Group Corporation’s common stock for those periods.

	Yen in millions
	Three months ended December 31
	2020	2021
Net income attributable to Sony Group Corporation’s stockholders	310,731	346,161
Adjustment amount to net income attributable to Sony Group Corporation’s stockholders for diluted EPS computation:
Zero coupon convertible bonds	69	36

Net income attributable to Sony Group Corporation’s stockholders for diluted EPS computation	310,800	346,197

	Thousands of shares
Weighted-average shares outstanding for basic EPS computation	1,235,162	1,239,709
Effect of dilutive securities:
Stock acquisition rights	4,460	5,954
Zero coupon convertible bonds	11,071	5,733

Weighted-average shares for diluted EPS computation	1,250,693	1,251,396

	Yen
Basic EPS	251.57	279.23

Diluted EPS	248.50	276.65

Potential shares of common stock which were excluded from the computation of diluted EPS for the three months ended December 31, 2020 and 2021 were 4,515 thousand shares and 4,876 thousand shares, respectively. The potential shares related to stock acquisition rights were excluded as anti-dilutive for the three months ended December 31, 2020 and 2021, when the exercise prices for those shares were in excess of the average market value of Sony Group Corporation’s common stock for those periods.

10.	Ellation Holdings, Inc. acquisition

On August 9, 2021, Sony Pictures Entertainment Inc. (“SPE”), a wholly-owned subsidiary of Sony, through Funimation Global Group, LLC (“Funimation”), acquired 100% of the equity interest in Ellation Holdings, Inc. (“Ellation”), a subsidiary of AT&T Inc., which operates the anime business “Crunchyroll”. Funimation is a joint venture between SPE and Aniplex Inc., a subsidiary of Sony Music Entertainment (Japan) Inc. The consideration for the acquisition of 135,575 million yen (1,234 million U.S. dollars) was paid in cash. As a result of the acquisition, Ellation has become a wholly-owned subsidiary of Sony.

Crunchyroll is a direct-to-consumer service, connecting anime and manga fans across more than 200 countries and territories. Crunchyroll provides services including subscription video-on-demand, advertising-based video-on-demand, mobile games, manga, events, merchandise and distribution. The acquisition brings together two animation distribution brands, Funimation and Crunchyroll, allowing Sony to expand fan-centric offerings.

As a result of the acquisition, Sony consolidated Ellation by using the acquisition method of accounting and recorded the fair value of the identifiable assets acquired, liabilities assumed and residual goodwill of Ellation. The following table summarizes the fair values assigned to the assets and liabilities of Ellation that were recorded in the Pictures segment. The purchase price allocation as of the date of the acquisition is preliminary and is subject to change as of December 31, 2021. The primary areas of the purchase price allocation that are not yet finalized are related to deferred tax liabilities, content assets, other intangible assets and goodwill.

Yen in millions
Cash and cash equivalents	8,379
Trade and other receivables, and contract assets	3,714
Inventories	3,295
Right-of-use assets	4,962
Goodwill	80,366
Content assets	37,261
Other intangible assets	35,697
Other	2,512

Total assets	176,186

Trade and other payables	11,008
Participation and residual liabilities in the Pictures segment (current)	6,357
Other current liabilities	7,723
Long-term debt	4,386
Deferred tax liabilities	9,869
Other	659

Total liabilities	40,002

Content assets and other intangible assets mainly consist of license agreements and customer relationships. Goodwill represents unidentifiable intangible assets, such as future growth from new revenue streams and synergies with existing Sony assets and businesses, and is calculated as the excess of the purchase price over the estimated fair value of the tangible and intangible assets acquired and is not deductible for tax purposes. The goodwill recorded in connection with the acquisition is included in the Pictures segment.

Revenue and net income attributable to Ellation since the date of acquisition included in Sony’s consolidated statements of income and pro forma results of operations have not been presented because the effect of the acquisition was not material.

11.	Transfer of certain operations of Game Show Network, LLC

On December 6, 2021, Sony completed the transfer of GSN Games, a division of Game Show Network, LLC, a wholly-owned subsidiary in the Pictures segment, to Scopely, Inc. (“Scopely”). The consideration for the transaction was 114,724 million yen (1,008 million U.S. dollars), of which Sony received 57,801 million yen (508 million U.S. dollars) in cash and 56,923 million yen (500 million U.S. dollars) in preferred stock of Scopely. The consideration is subject to customary working capital and other adjustments.

This preferred stock is measured at fair value as an equity instrument and subsequent changes in the fair value will be recognized in other comprehensive income. As a result of the completion of this transfer, Sony recognized a gain of 70,202 million yen (617 million U.S. dollars) within other operating (income) expense, net in the consolidated statements of income for the three and nine months ended December 31, 2021.

12.	Purchase commitments, contingent liabilities and other

(1) Loan commitments

Subsidiaries in the Financial Services segment have lines of credit in accordance with loan agreements with their customers. As of April 1, 2020, March 31, 2021 and December 31, 2021, the total unused portion of the lines of credit extended under these contracts was 34,306 million yen, 37,322 million yen, and 36,125 million yen, respectively.

(2) Purchase commitments

Purchase commitments as of April 1, 2020, March 31, 2021 and December 31, 2021 amounted to 680,739 million yen, 629,474 million yen and 989,263 million yen, respectively. The amount of these purchase commitments covers the purchase consideration for property, plant and equipment, intangible assets, other goods and other services. The major components of these purchase commitments are as follows:

Certain subsidiaries in the Pictures segment have entered into agreements with creative talent for the development and production of motion pictures and television programming as well as agreements with third parties to acquire completed motion pictures, or certain rights therein, and to acquire the rights to broadcast certain live action sporting events. These agreements cover various periods mainly within three years from the end of each period. As of April 1, 2020, March 31, 2021 and December 31, 2021, these subsidiaries were committed to make payments under such contracts of 126,917 million yen, 105,921 million yen and 95,021 million yen, respectively.

Certain subsidiaries in the Music segment have entered into contracts with recording artists, songwriters and companies for the future production, distribution and/or licensing of music products. These contracts cover various periods mainly within five years from the end of each period. As of April 1, 2020, March 31, 2021 and December 31, 2021, these subsidiaries were committed to make payments of 128,678 million yen, 149,021 million yen and 158,994 million yen, respectively under such contracts.

Certain subsidiaries in the Game & Network Services (“G&NS”) segment have entered into long-term contracts for the development, distribution and publishing of game software. These contracts cover various periods mainly within seven years from the end of each period. As of April 1, 2020, March 31, 2021 and December 31, 2021, these subsidiaries were committed to make payments of 29,243 million yen, 32,959 million yen and 34,946 million yen, respectively under such contracts.

In addition to the above, Sony has entered into purchase contracts for property, plant and equipment and intangible assets. As of April 1, 2020, March 31, 2021 and December 31, 2021, Sony has committed to make payments of 199,145 million yen, 135,297 million yen and 234,365 million yen, respectively under such contracts.

Sony has entered into purchase contracts for materials. As of April 1, 2020, March 31, 2021 and December 31, 2021, Sony has committed to make payments of 115,670 million yen, 96,589 million yen and 273,884 million yen, respectively under such contracts.

(3) Litigation

Sony Group Corporation and certain of its subsidiaries are defendants or otherwise involved in pending legal and regulatory proceedings. However, based upon the information currently available, Sony believes that the outcome from such legal and regulatory proceedings would not have a material impact on Sony’s results of operations and financial position.

(4) Guarantees

Sony has issued guarantees that contingently require payments to guaranteed parties if certain specified events or conditions occur. The maximum potential amount of future payments under these guarantees as of April 1, 2020, March 31, 2021 and December 31, 2021 amounted to 2,214 million yen, 529 million yen and 585 million yen, respectively.

13.	Business segment information

The reportable segments presented below are the segments of Sony for which separate financial information is available and for which operating profit or loss amounts are evaluated regularly by the chief operating decision maker (“CODM”) in deciding how to allocate resources and in assessing performance. The CODM does not evaluate segments using discrete asset information. Sony’s CODM is its Chairman, President and Chief Executive Officer.

Due to organizational changes as of April 1, 2021, from the first quarter of the fiscal year ending March 31, 2022, Sony transferred some of the businesses and functions previously included within All Other and Corporate and elimination to the EP&S segment. In connection with these organizational changes, sales and financial services revenue and operating income (loss) of each segment for the fiscal year ended March 31, 2021 are presented to conform to the organizational structure for the fiscal year ending March 31, 2022.

The G&NS segment includes network services businesses, the manufacture and sales of home gaming products and the production and sales of software. The Music segment includes the Recorded Music, Music Publishing and Visual Media and Platform businesses. The Pictures segment includes the Motion Pictures, Television Productions and Media Networks businesses. The EP&S segment includes the Televisions business, the Audio and Video business, the Still and Video Cameras business, the smartphone business and internet-related service business. The I&SS segment includes the image sensors business. The Financial Services segment primarily represents individual life insurance and non-life insurance businesses in the Japanese market and the banking business in Japan. All Other consists of various operating activities, including the disc manufacturing and recording media businesses. Sony’s products and services are generally unique to a single operating segment.

Segment sales and financial services revenue:

	Yen in millions
	Nine months ended December 31
	2020	2021
Sales and financial services revenue:
Game & Network Services -
Customers	1,959,383	2,027,428
Intersegment	36,590	47,085

Total	1,995,973	2,074,513
Music -
Customers	663,878	813,136
Intersegment	8,567	9,220

Total	672,445	822,356
Pictures -
Customers	551,754	925,246
Intersegment	1,062	1,430

Total	552,816	926,676
Electronics Products & Solutions -
Customers	1,556,280	1,814,019
Intersegment	37,544	31,114

Total	1,593,824	1,845,133
Imaging & Sensing Solutions -
Customers	726,230	757,929
Intersegment	54,074	63,204

Total	780,304	821,133
Financial Services -
Customers	1,227,629	1,247,384
Intersegment	6,755	6,762

Total	1,234,384	1,254,146
All Other -
Customers	68,380	62,678
Intersegment	12,991	11,197

Total	81,371	73,875
Corporate and elimination	(149,076)	(160,305)

Consolidated total	6,762,041	7,657,527

	Yen in millions
	Three months ended December 31
	2020	2021
Sales and financial services revenue:
Game & Network Services -
Customers	865,790	796,734
Intersegment	17,436	16,530

Total	883,226	813,264
Music -
Customers	261,724	292,371
Intersegment	2,738	3,502

Total	264,462	295,873
Pictures -
Customers	191,119	460,314
Intersegment	56	920

Total	191,175	461,234
Electronics Products & Solutions -
Customers	679,918	679,595
Intersegment	19,110	7,351

Total	699,028	686,946
Imaging & Sensing Solutions -
Customers	243,899	305,885
Intersegment	23,129	18,928

Total	267,028	324,813
Financial Services -
Customers	420,780	469,092
Intersegment	2,251	2,254

Total	423,031	471,346
All Other -
Customers	28,622	23,387
Intersegment	4,544	4,041

Total	33,166	27,428
Corporate and elimination	(67,141)	(49,585)

Consolidated total	2,693,975	3,031,319

G&NS intersegment amounts primarily consist of transactions with the EP&S segment. EP&S intersegment amounts primarily consist of transactions with the G&NS segment. I&SS intersegment amounts primarily consist of transactions with the G&NS segment and the EP&S segment. Corporate and elimination includes certain brand and patent royalty income.

Segment profit (loss):

	Yen in millions
	Nine months ended December 31
	2020	2021
Operating income (loss):
Game & Network Services	310,029	258,834
Music	148,964	161,079
Pictures	80,137	206,355
Electronics Products & Solutions	147,892	224,498
Imaging & Sensing Solutions	128,342	144,854
Financial Services	112,885	102,274
All Other	12,038	20,950

Total	940,287	1,118,844
Corporate and elimination	(51,445)	(55,134)

Consolidated operating income	888,842	1,063,710

Financial income	92,395	14,989
Financial expenses	(25,170)	(50,821)

Consolidated income before income taxes	956,067	1,027,878

	Yen in millions
	Three months ended December 31
	2020	2021
Operating income (loss):
Game & Network Services	80,761	92,896
Music	59,074	55,113
Pictures	20,279	149,372
Electronics Products & Solutions	103,378	80,036
Imaging & Sensing Solutions	51,366	64,650
Financial Services	39,861	35,208
All Other	6,987	8,178

Total	361,706	485,453
Corporate and elimination	(9,813)	(20,270)

Consolidated operating income	351,893	465,183

Financial income	36,896	4,962
Financial expenses	(5,012)	(8,576)

Consolidated income before income taxes	383,777	461,569

Operating income (loss) is sales and financial services revenue less costs and expenses, and includes the share of profit (loss) of investments accounted for using the equity method.

Other significant items:

	Yen in millions
	Nine months ended December 31
	2020	2021
Share of profit (loss) of investments accounted for using the equity method:
Game & Network Services	-	(43)
Music	(1,066)	2,165
Pictures	108	313
Electronics Products & Solutions	23	944
Imaging & Sensing Solutions	(569)	(198)
Financial Services	-	-
All Other	8,071	16,883

Consolidated total	6,567	20,064

Depreciation and amortization:
Game & Network Services	38,171	44,852
Music	34,816	46,040
Pictures	209,628	294,577
Electronics Products & Solutions	60,614	67,806
Imaging & Sensing Solutions	120,628	128,449
Financial Services, including deferred insurance acquisition costs	48,015	65,287
All Other	5,426	2,980

Total	517,298	649,991
Corporate	17,740	16,729

Consolidated total	535,038	666,720

	Yen in millions
	Three months ended December 31
	2020	2021
Share of profit (loss) of investments accounted for using the equity method:
Game & Network Services	-	(6)
Music	361	1,857
Pictures	34	101
Electronics Products & Solutions	41	454
Imaging & Sensing Solutions	(296)	(111)
Financial Services	-	-
All Other	4,183	5,180

Consolidated total	4,323	7,475

Depreciation and amortization:
Game & Network Services	13,326	15,611
Music	12,391	18,901
Pictures	82,733	122,045
Electronics Products & Solutions	20,496	22,678
Imaging & Sensing Solutions	39,286	44,142
Financial Services, including deferred insurance acquisition costs	17,917	18,484
All Other	1,888	887

Total	188,037	242,748
Corporate	6,466	5,801

Consolidated total	194,503	248,549

Sales to customers by product category:

The following table is a breakdown of sales and financial services revenue to external customers by product category for each segment. Sony management views each segment as a single operating segment.

	Yen in millions
	Nine months ended December 31
Sales and financial services revenue:	2020	2021
Game & Network Services
Digital Software and Add-on Content	1,124,487	1,067,578
Network Services	284,966	304,932
Hardware and Others	549,930	654,918

Total	1,959,383	2,027,428

Music
Recorded Music – Streaming	235,790	341,911
Recorded Music – Others	127,732	150,065
Music Publishing	113,653	146,344
Visual Media and Platform	186,703	174,816

Total	663,878	813,136

Pictures
Motion Pictures	203,091	368,479
Television Productions	190,895	333,885
Media Networks	157,768	222,882

Total	551,754	925,246

Electronics Products & Solutions
Televisions	559,056	697,730
Audio and Video	247,942	253,686
Still and Video Cameras	258,212	339,233
Mobile Communications	284,430	282,854
Other	206,640	240,516

Total	1,556,280	1,814,019

Imaging & Sensing Solutions	726,230	757,929
Financial Services	1,227,629	1,247,384
All Other	68,380	62,678
Corporate	8,507	9,707

Consolidated total	6,762,041	7,657,527

	Yen in millions
	Three months ended December 31
Sales and financial services revenue:	2020	2021
Game & Network Services
Digital Software and Add-on Content	432,789	432,284
Network Services	95,774	102,501
Hardware and Others	337,227	261,949

Total	865,790	796,734

Music
Recorded Music – Streaming	88,063	119,506
Recorded Music – Others	54,049	64,281
Music Publishing	44,997	51,902
Visual Media and Platform	74,615	56,682

Total	261,724	292,371

Pictures
Motion Pictures	52,634	191,887
Television Productions	75,656	185,599
Media Networks	62,829	82,828

Total	191,119	460,314

Electronics Products & Solutions
Televisions	247,870	269,530
Audio and Video	116,974	105,330
Still and Video Cameras	121,570	117,851
Mobile Communications	111,061	102,339
Other	82,443	84,545

Total	679,918	679,595

Imaging & Sensing Solutions	243,899	305,885
Financial Services	420,780	469,092
All Other	28,622	23,387
Corporate	2,123	3,941

Consolidated total	2,693,975	3,031,319

In the G&NS segment, Digital Software and Add-on Content includes distribution of software titles and add-on content through the network by Sony Interactive Entertainment; Network Services includes network services relating to game, video and music content; Hardware and Others includes home gaming consoles, packaged software, peripheral devices and first-party software for third-party platforms. In the Music segment, Recorded Music – Streaming includes the distribution of digital recorded music by streaming; Recorded Music – Others includes the distribution of recorded music by physical media and digital download as well as revenue derived from artists’ live performances; Music Publishing includes the management and licensing of the words and music of songs; Visual Media and Platform includes the production and distribution of animation titles, including game applications based on the animation titles, and various service offerings for music and visual products. In the Pictures segment, Motion Pictures includes the worldwide production, acquisition and distribution of live-action and animated motion pictures; Television Productions includes the production, acquisition and distribution of television programming; Media Networks includes the operation of television and digital networks worldwide. In the EP&S segment, Televisions includes LCD and OLED televisions; Audio and Video includes Blu-ray disc players and recorders, home audio, headphones and memory-based portable audio devices; Still and Video Cameras includes interchangeable lens cameras, compact digital cameras, consumer video cameras and video cameras for broadcast; Mobile Communications includes smartphones and an internet-related service business; Other includes display products such as projectors and medical equipment.

Geographic information:

Sales and financial services revenue attributed to countries and areas based on location of external customers are as follows:

	Yen in millions
	Nine months ended December 31
Sales and financial services revenue:	2020	2021
Japan	2,198,079	2,167,547
United States	1,618,745	2,143,840
Europe	1,365,503	1,438,089
China	595,193	590,791
Asia-Pacific	649,006	879,106
Other Areas	335,515	438,154

Total	6,762,041	7,657,527

	Yen in millions
	Three months ended December 31
Sales and financial services revenue:	2020	2021
Japan	800,025	789,207
United States	652,346	895,280
Europe	635,873	590,111
China	182,729	216,919
Asia-Pacific	280,300	363,841
Other Areas	142,702	175,961

Total	2,693,975	3,031,319

Major countries and areas in each geographic segment excluding Japan, United States and China are as follows:

(1) Europe:	United Kingdom, France, Germany, Russia, Spain and Sweden
(2) Asia-Pacific:	India, South Korea and Oceania
(3) Other Areas:	The Middle East/Africa, Brazil, Mexico and Canada

There are no individually material countries with respect to sales and financial services revenue included in Europe, Asia-Pacific and Other Areas.

Transfers between reportable business segments or geographic areas are made at individually negotiated prices that are intended to reflect a market-based transfer price.

There were no sales and financial services revenue with any single major external customer for the nine and three months ended December 31, 2020 and 2021.

14.	First-time adoption

Sony has disclosed its condensed consolidated financial statements under IFRS from the first quarter of the fiscal year ending March 31, 2022. The latest consolidated financial statements under U.S. GAAP were prepared for the fiscal year ended March 31, 2021, and the date of transition to IFRS was April 1, 2020.

(1) Exemption under IFRS 1

IFRS 1 requires that a company adopting IFRS for the first-time (“first-time adopters”) shall apply IFRS retrospectively. However, IFRS 1 provides certain exemptions that allow first-time adopters to choose not to apply certain standards retrospectively. Sony has adopted the following exemptions:

Business combinations

First-time adopters may choose not to apply IFRS 3 “Business Combinations” (“IFRS 3”) retrospectively to business combinations that occurred before the date of transition to IFRS. Sony has applied this exemption and chosen not to apply IFRS 3 retrospectively to business combinations that occurred before the date of transition to IFRS. Therefore, the carrying amounts of goodwill generated in business combinations that occurred prior to the date of transition to IFRS were based on the carrying amounts determined under U.S. GAAP at the date of transition to IFRS.

Sony performed an impairment test on goodwill at the date of transition to IFRS regardless of whether there were any indications that the goodwill may be impaired, refer to Note 3 I. Significant accounting policies (10).

Exchange differences on translating foreign operations

First-time adopters may choose to deem the cumulative exchange differences on translating foreign operations as zero at the date of transition to IFRS. Sony has chosen to apply this exemption and deemed all cumulative exchange differences on translating foreign operations as zero at the date of transition to IFRS.

Designation of financial instruments recognized before the date of transition to IFRS

First-time adopters may designate an investment in an equity instrument as an investment recognized at fair value through other comprehensive income in accordance with IFRS 9 “Financial Instruments” based on the facts and circumstances that existed at the date of transition to IFRS. Sony has applied this exemption and designated some equity instruments at fair value in other comprehensive income at the date of transition to IFRS.

Recognition of ROU assets and lease liabilities

When first-time adopters recognize ROU assets and lease liabilities as a lessee, they are permitted to measure ROU assets and lease liabilities at the date of transition to IFRS. Sony measured all lease liabilities at the date of transition to IFRS at the present value of the remaining lease payments, discounted using Sony’s incremental borrowing rate at the date of transition to IFRS. Sony recognized ROU assets equal to the amount of lease liabilities at the date of transition to IFRS.

(2) Mandatory exception under IFRS 1

IFRS 1 prohibits the retrospective application of IFRS concerning “estimates”, “non-controlling interests”, “classification and measurement of financial instruments” and other items. Sony applied these items prospectively from the date of transition to IFRS.

(3) Reconciliation

The reconciliations required to be disclosed in the first IFRS financial statements are described in the reconciliations as below. “Reclassification” includes items that do not affect retained earnings and comprehensive income, while “Recognition and measurement differences” includes items that affect retained earnings and comprehensive income.

Reconciliation of equity at the date of transition to IFRS (April 1, 2020)

Accounts under U.S. GAAP	Yen in millions					Accounts under IFRS
	U.S. GAAP*	Reclassification	Recognition and measurement differences	IFRS	Note
ASSETS						ASSETS
Current assets:						Current assets:
Cash and cash equivalents	1,512,357	-	166	1,512,523		Cash and cash equivalents
Marketable securities	1,847,772	(1,847,772)	-	-	a
	-	327,092	-	327,092	a,f	Investments and advances in the Financial Services segment
Notes and accounts receivable, trade and contract assets	1,028,793	(1,028,793)	-	-	b
	-	1,195,228	(894)	1,194,334	b,c	Trade and other receivables, and contract assets
Allowance for credit losses	(26,153)	26,153	-	-	b
Inventories	558,452	-	1,327	559,779		Inventories
Other receivables	188,076	(188,076)	-	-	c
	-	135,265	217	135,482	d	Other financial assets
Prepaid expenses and other current assets	594,009	(153,473)	1,438	441,974	d	Other current assets
Total current assets	5,703,306	(1,534,376)	2,254	4,171,184		Total current assets

						Non-current assets:
Film costs	458,853	(458,853)	-	-	e
Investments and advances:
Affiliated companies	207,922	(608)	(3,023)	204,291		Investments accounted for using the equity method
Securities investments and other	12,526,990	(12,526,990)	-	-	f
Allowance for credit losses	(6,341)	6,341	-	-
	-	13,906,535	2,445,750	16,352,285	a,f,D	Investments and advances in the Financial Services segment
Property, plant and equipment:
Land	81,482	(81,482)	-	-
Buildings	659,556	(659,556)	-	-
Machinery and equipment	1,725,720	(1,725,720)	-	-
Construction in progress	76,391	(76,391)	-	-
Less - Accumulated depreciation	1,634,505	(1,634,505)	-	-
	-	921,513	(4,315)	917,198		Property, plant and equipment
Other assets:
Operating lease right-of-use assets	359,510	(359,510)	-	-	g
Finance lease right-of-use assets	33,100	(33,100)	-	-	g
	-	376,998	(3,716)	373,282	g	Right-of-use assets
Intangibles, net	906,310	(906,310)	-	-	e
Goodwill	783,888	-	(92,959)	690,929	C	Goodwill
	-	991,611	1,033	992,644	e	Content assets
	-	373,552	3,948	377,500	e	Other intangible assets
Deferred insurance acquisition costs	600,901	-	(412,997)	187,904	E	Deferred insurance acquisition costs
Deferred income taxes	210,417	87	(171)	210,333		Deferred tax assets
	-	298,469	23,252	321,721	f,h,D	Other financial assets
Other	339,284	(154,853)	(16,636)	167,795	h,B	Other non-current assets
	17,329,478	1,526,238	1,940,166	20,795,882		Total non-current assets
Total assets	23,032,784	(8,138)	1,942,420	24,967,066		Total assets

Accounts under U.S. GAAP	Yen in millions					Accounts under IFRS
	U.S. GAAP*	Reclassification	Recognition and measurement differences	IFRS	Note
LIABILITIES						LIABILITIES
Current liabilities:						Current liabilities:
Short-term borrowings	810,176	13,869	-	824,045		Short-term borrowings
Current portion of long-term debt	29,807	69,116	-	98,923	i	Current portion of long-term debt
Current portion of long-term operating lease liabilities	68,942	(68,942)	-	-	i
Notes and accounts payable, trade	380,810	(380,810)	-	-	j
	-	1,340,573	(30,037)	1,310,536	j,k,m	Trade and other payables
Accounts payable, other and accrued expenses	1,630,197	(1,630,197)	-	-	k
Deposits from customers in the banking business	2,440,783	(93,396)	-	2,347,387	l	Deposits from customers in the banking business
Accrued income and other taxes	145,996	(60,650)	-	85,346		Income taxes payables
	-	163,007	-	163,007	k	Participation and residual liabilities in the Pictures segment
	-	56,152	-	56,152	k,m	Other financial liabilities
Other	733,732	527,859	2,353	1,263,944	k,m	Other current liabilities
Total current liabilities	6,240,443	(63,419)	(27,684)	6,149,340		Total current liabilities
						Non-current liabilities:
Long-term debt	634,966	305,871	(1,807)	939,030	i	Long-term debt
Long-term operating lease liabilities	314,836	(314,836)	-	-	i
Accrued pension and severance costs	324,655	4,355	611	329,621	B	Defined benefit liabilities
Deferred income taxes	548,034	87	493,035	1,041,156	F	Deferred tax liabilities
Future insurance policy benefits and other	6,246,047	-	273,530	6,519,577	E	Future insurance policy benefits and other
Policyholders’ account in the life insurance business	3,642,271	-	(2,261)	3,640,010	E	Policyholders’ account in the life insurance business
	-	122,706	(3,004)	119,702	n	Participation and residual liabilities in the Pictures segment
	-	146,834	-	146,834	l,n,o	Other financial liabilities
Other	289,285	(201,969)	4	87,320	n	Other non-current liabilities
	12,000,094	63,048	760,108	12,823,250		Total non-current liabilities
Total liabilities	18,240,537	(371)	732,424	18,972,590		Total liabilities
Redeemable noncontrolling interest	7,767	(7,767)	-	-	o
EQUITY						EQUITY
Sony Group Corporation’s stockholders’ equity:						Sony Group Corporation’s stockholders’ equity:
Common stock	880,214	-	-	880,214		Common stock
Additional paid-in capital	1,289,719	-	7,835	1,297,554		Additional paid-in capital
Retained earnings	2,765,187	-	(815,490)	1,949,697	G	Retained earnings
Accumulated other comprehensive income	(580,980)	-	1,560,456	979,476	A,B,D E,F	Accumulated other comprehensive income
Treasury stock, at cost	(232,503)	-	-	(232,503)		Treasury stock, at cost
	4,121,637	-	752,801	4,874,438		Equity attributable to Sony Group Corporation’s stockholders
Noncontrolling interests	662,843	-	457,195	1,120,038	F	Noncontrolling interests
Total equity	4,784,480	-	1,209,996	5,994,476		Total equity
Total liabilities and equity	23,032,784	(8,138)	1,942,420	24,967,066		Total liabilities and equity

* “U.S. GAAP” represents the consolidated financial statements under U.S. GAAP for the year ended March 31, 2020, adjusted for the adoption of the Accounting Standards Updates issued by the Financial Accounting Standards Board effective as of April 1, 2020.

Reconciliation of equity as of December 31, 2020

Accounts under U.S. GAAP	Yen in millions					Accounts under IFRS
	U.S. GAAP	Reclassification	Recognition and measurement differences	IFRS	Note
ASSETS						ASSETS
Current assets:						Current assets:
Cash and cash equivalents	1,878,047	-	-	1,878,047		Cash and cash equivalents
Marketable securities	2,771,000	(2,771,000)	-	-	a,p
	-	382,892	33	382,925	a,f	Investments and advances in the Financial Services segment
Notes and accounts receivable, trade and contract assets	1,310,227	(1,310,227)	-	-	b
	-	1,639,819	(1,401)	1,638,418	b,c	Trade and other receivables, and contract assets
Allowance for credit losses	(25,143)	25,143	-	-	b
Inventories	605,437	-	(486)	604,951		Inventories
Other receivables	308,178	(308,178)	-	-	c
	-	100,489	217	100,706	d	Other financial assets
Prepaid expenses and other current assets	540,302	(157,268)	(1,776)	381,258	d	Other current assets
Total current assets	7,388,048	(2,398,330)	(3,413)	4,986,305		Total current assets

						Non-current assets:
Film costs	421,382	(421,382)	-	-	e
Investments and advances:
Affiliated companies	220,221	(803)	54	219,472		Investments accounted for using the equity method
Securities investments and other	13,635,160	(13,635,160)	-	-	f
Allowance for credit losses	(8,370)	8,370	-	-
	-	15,144,290	1,929,501	17,073,791	a,f,D	Investments and advances in the Financial Services segment
Property, plant and equipment:
Land	78,285	(78,285)	-	-
Buildings	659,679	(659,679)	-	-
Machinery and equipment	1,683,264	(1,683,264)	-	-
Construction in progress	126,502	(126,502)	-	-
Less - Accumulated depreciation	1,584,620	(1,584,620)	-	-
	-	973,796	(3,981)	969,815		Property, plant and equipment
Other assets:
Operating lease right-of-use assets	336,112	(336,112)	-	-	g
Finance lease right-of-use assets	43,763	(43,763)	-	-	g
	-	367,833	(6,529)	361,304	g	Right-of-use assets
Intangibles, net	920,148	(920,148)	-	-	e
Goodwill	791,000	(374)	(95,279)	695,347	C	Goodwill
	-	966,918	556	967,474	e	Content assets
	-	374,612	(1,417)	373,195	e	Other intangible assets
Deferred insurance acquisition costs	639,831	-	(181,349)	458,482	E	Deferred insurance acquisition costs
Deferred income taxes	182,494	(857)	5,237	186,874		Deferred tax assets
	-	592,457	32,420	624,877	f,h,D	Other financial assets
Other	348,223	(137,372)	(11,680)	199,171	h,B	Other non-current assets
	18,493,074	1,969,195	1,667,533	22,129,802		Total non-current assets
Total assets	25,881,122	(429,135)	1,664,120	27,116,107		Total assets

Accounts under U.S. GAAP	Yen in millions					Accounts under IFRS
	U.S. GAAP	Reclassification	Recognition and measurement differences	IFRS	Note
LIABILITIES						LIABILITIES
Current liabilities:						Current liabilities:
Short-term borrowings	1,320,595	13,678	-	1,334,273		Short-term borrowings
Current portion of long-term debt	119,192	73,378	-	192,570	i	Current portion of long-term debt
Current portion of long-term operating lease liabilities	73,203	(73,203)	-	-	i
Notes and accounts payable, trade	657,458	(657,458)	-	-	j
	-	1,585,173	(92)	1,585,081	j,k,m	Trade and other payables
Accounts payable, other and accrued expenses	1,660,096	(1,660,096)	-	-	k
Deposits from customers in the banking business	2,723,808	(85,603)	-	2,638,205	l	Deposits from customers in the banking business
Accrued income and other taxes	208,063	(71,677)	(2,907)	133,479		Income taxes payables
	-	153,645	(2,334)	151,311	k	Participation and residual liabilities in the Pictures segment
	-	43,346	-	43,346	k,m,o	Other financial liabilities
Other	1,108,847	203,877	(7,517)	1,305,207	k,m,p	Other current liabilities
Total current liabilities	7,871,262	(474,940)	(12,850)	7,383,472		Total current liabilities
						Non-current liabilities:
Long-term debt	737,258	277,572	(777)	1,014,053	i	Long-term debt
Long-term operating lease liabilities	286,235	(286,235)	-	-	i
Accrued pension and severance costs	314,559	3,593	7,895	326,047	B	Defined benefit liabilities
Deferred income taxes	340,015	(860)	499,459	838,614	F	Deferred tax liabilities
Future insurance policy benefits and other	6,463,972	-	1,611	6,465,583	E	Future insurance policy benefits and other
Policyholders’ account in the life insurance business	4,159,852	-	(2,300)	4,157,552	E	Policyholders’ account in the life insurance business
	-	109,526	(3,682)	105,844	n	Participation and residual liabilities in the Pictures segment
	-	128,707	-	128,707	l,n,o	Other financial liabilities
Other	266,611	(178,090)	251	88,772	n	Other non-current liabilities
	12,568,502	54,213	502,457	13,125,172		Total non-current liabilities
Total liabilities	20,439,764	(420,727)	489,607	20,508,644		Total liabilities
Redeemable noncontrolling interest	8,035	(8,035)	-	-	o
EQUITY						EQUITY
Sony Group Corporation’s stockholders’ equity:						Sony Group Corporation’s stockholders’ equity:
Common stock	880,214	-	-	880,214		Common stock
Additional paid-in capital	1,486,104	-	2,805	1,488,909		Additional paid-in capital
Retained earnings	3,788,596	-	(951,692)	2,836,904	G	Retained earnings
Accumulated other comprehensive income	(624,047)	-	2,124,577	1,500,530	A,B,C D,E,F	Accumulated other comprehensive income
Treasury stock, at cost	(140,307)	-	-	(140,307)		Treasury stock, at cost
	5,390,560	-	1,175,690	6,566,250		Equity attributable to Sony Group Corporation’s stockholders
Noncontrolling interests	42,763	(373)	(1,177)	41,213		Noncontrolling interests
Total equity	5,433,323	(373)	1,174,513	6,607,463		Total equity
Total liabilities and equity	25,881,122	(429,135)	1,664,120	27,116,107		Total liabilities and equity

Reconciliation of equity as of March 31, 2021

Accounts under U.S. GAAP	Yen in millions					Accounts under IFRS
	U.S. GAAP	Reclassification	Recognition and measurement differences	IFRS	Note
ASSETS						ASSETS
Current assets:						Current assets:
Cash and cash equivalents	1,786,982	-	-	1,786,982		Cash and cash equivalents
Marketable securities	2,902,438	(2,902,438)	-	-	a,p
	-	412,016	(34)	411,982	a,f	Investments and advances in the Financial Services segment
Notes and accounts receivable, trade and contract assets	1,099,300	(1,099,300)	-	-	b
	-	1,366,991	(1,498)	1,365,493	b,c	Trade and other receivables, and contract assets
Allowance for credit losses	(29,406)	29,406	-	-	b
Inventories	637,391	-	(723)	636,668		Inventories
Other receivables	283,499	(283,499)	-	-	c
	-	117,522	160	117,682	d	Other financial assets
Prepaid expenses and other current assets	538,540	(141,517)	(813)	396,210	d	Other current assets
Total current assets	7,218,744	(2,500,819)	(2,908)	4,715,017		Total current assets

						Non-current assets:
Film costs	459,426	(459,426)	-	-	e
Investments and advances:
Affiliated companies	226,218	(1,132)	-	225,086		Investments accounted for using the equity method
Securities investments and other	14,046,196	(14,046,196)	-	-	f
Allowance for credit losses	(8,419)	8,419	-	-
	-	15,639,456	1,657,090	17,296,546	a,f,D	Investments and advances in the Financial Services segment
Property, plant and equipment:
Land	79,557	(79,557)	-	-
Buildings	683,249	(683,249)	-	-
Machinery and equipment	1,748,961	(1,748,961)	-	-
Construction in progress	100,728	(100,728)	-	-
Less - Accumulated depreciation	1,627,061	(1,627,061)	-	-
	-	994,676	(4,135)	990,541		Property, plant and equipment
Other assets:
Operating lease right-of-use assets	337,322	(337,322)	-	-	g
Finance lease right-of-use assets	39,772	(39,772)	-	-	g
	-	365,641	(7,607)	358,034	g	Right-of-use assets
Intangibles, net	996,305	(996,305)	-	-	e
Goodwill	827,149	(398)	(100,642)	726,109	C	Goodwill
	-	1,062,865	(318)	1,062,547	e	Content assets
	-	392,862	(1,807)	391,055	e	Other intangible assets
Deferred insurance acquisition costs	657,420	-	(33,434)	623,986	E	Deferred insurance acquisition costs
Deferred income taxes	207,470	(2,649)	10,848	215,669		Deferred tax assets
	-	663,105	32,659	695,764	f,h,D	Other financial assets
Other	361,803	(137,916)	(16,398)	207,489	h,B	Other non-current assets
	19,136,096	2,120,474	1,536,256	22,792,826		Total non-current assets
Total assets	26,354,840	(380,345)	1,533,348	27,507,843		Total assets

Accounts under U.S. GAAP	Yen in millions					Accounts under IFRS
	U.S. GAAP	Reclassification	Recognition and measurement differences	IFRS	Note
LIABILITIES						LIABILITIES
Current liabilities:						Current liabilities:
Short-term borrowings	1,187,868	13,879	-	1,201,747		Short-term borrowings
Current portion of long-term debt	131,699	73,582	125	205,406	i	Current portion of long-term debt
Current portion of long-term operating lease liabilities	73,362	(73,362)	-	-	i
Notes and accounts payable, trade	599,569	(599,569)	-	-	j
	-	1,632,952	(36,389)	1,596,563	j,k,m	Trade and other payables
Accounts payable, other and accrued expenses	1,756,833	(1,756,833)	-	-	k
Deposits from customers in the banking business	2,773,885	(91,729)	-	2,682,156	l	Deposits from customers in the banking business
Accrued income and other taxes	165,406	(82,594)	1,619	84,431		Income taxes payables
	-	164,005	(2,572)	161,433	k	Participation and residual liabilities in the Pictures segment
	-	54,341	-	54,341	k,m,o	Other financial liabilities
Other	1,126,802	234,441	6,284	1,367,527	k,m,p	Other current liabilities
Total current liabilities	7,815,424	(430,887)	(30,933)	7,353,604		Total current liabilities
						Non-current liabilities:
Long-term debt	773,294	281,086	(744)	1,053,636	i	Long-term debt
Long-term operating lease liabilities	290,259	(290,259)	-	-	i
Accrued pension and severance costs	254,103	12,364	755	267,222	B	Defined benefit liabilities
Deferred income taxes	366,761	(2,649)	452,475	816,587	F	Deferred tax liabilities
Future insurance policy benefits and other	6,599,977	-	14,608	6,614,585	E	Future insurance policy benefits and other
Policyholders’ account in the life insurance business	4,331,065	-	(2,171)	4,328,894	E	Policyholders’ account in the life insurance business
	-	120,712	(4,175)	116,537	n	Participation and residual liabilities in the Pictures segment
	-	139,417	-	139,417	l,n,o	Other financial liabilities
Other	294,302	(201,551)	271	93,022	n	Other non-current liabilities
	12,909,761	59,120	461,019	13,429,900		Total non-current liabilities
Total liabilities	20,725,185	(371,767)	430,086	20,783,504		Total liabilities
Redeemable noncontrolling interest	8,179	(8,179)	-	-	o
EQUITY						EQUITY
Sony Group Corporation’s stockholders’ equity:						Sony Group Corporation’s stockholders’ equity:
Common stock	880,214	-	-	880,214		Common stock
Additional paid-in capital	1,486,721	-	2,876	1,489,597		Additional paid-in capital
Retained earnings	3,857,152	-	(942,649)	2,914,503	G	Retained earnings
Accumulated other comprehensive income	(524,020)	-	2,044,277	1,520,257	A,B,C D,E,F	Accumulated other comprehensive income
Treasury stock, at cost	(124,228)	-	-	(124,228)		Treasury stock, at cost
	5,575,839	-	1,104,504	6,680,343		Equity attributable to Sony Group Corporation’s stockholders
Noncontrolling interests	45,637	(399)	(1,242)	43,996		Noncontrolling interests
Total equity	5,621,476	(399)	1,103,262	6,724,339		Total equity
Total liabilities and equity	26,354,840	(380,345)	1,533,348	27,507,843		Total liabilities and equity

Reconciliation of profit or loss for nine months ended December 31, 2020

Accounts under U.S. GAAP	Yen in millions					Accounts under IFRS
	U.S. GAAP	Reclassification	Recognition and measurement differences	IFRS	Note
Sales and operating revenue:						Sales and financial services revenue:
Net sales	5,481,349	51,356	1,707	5,534,412	q	Sales
Financial services revenue	1,240,455	11,400	(24,226)	1,227,629	r,D	Financial services revenue
Other operating revenue	57,137	(57,137)	-	-	q
	6,778,941	5,619	(22,519)	6,762,041		Total sales and financial services revenue
Costs and expenses:						Costs and expenses:
Cost of sales	3,753,504	(4,944)	(6,961)	3,741,599		Cost of sales
Selling, general and administrative	1,040,308	37	(4,250)	1,036,095	B	Selling, general and administrative
Financial services expenses	1,102,877	11,491	145	1,114,513	r,D	Financial services expenses
Other operating income, net	(16,491)	(771)	4,821	(12,441)	C	Other operating (income) expense, net
	5,880,198	5,813	(6,245)	5,879,766		Total costs and expenses
Equity in net income of affiliated companies	6,642	-	(75)	6,567	D	Share of profit (loss) of investments accounted for using the equity method
Operating income	905,385	(194)	(16,349)	888,842		Operating income
Other income:
Interest and dividends	7,109	(7,109)	-	-
Gain on equity securities, net	205,727	(205,727)	-	-
Other	4,210	(4,210)	-	-
	-	215,951	(123,556)	92,395	s,D	Financial income
Other expenses:
Interest expenses	7,265	(7,265)	-	-
Foreign exchange loss, net	8,684	(8,684)	-	-
Other	9,588	(9,588)	-	-
	-	24,248	922	25,170	s,B	Financial expenses
Income before income taxes	1,096,894	-	(140,827)	956,067	H	Income before income taxes
Income taxes	12,641	-	(33,362)	(20,721)	I	Income taxes
Net income	1,084,253	-	(107,465)	976,788		Net income
						Net income attributable to
Net income attributable to Sony Group Corporation’s stockholders	1,064,776	-	(101,865)	962,911		Sony Group Corporation’s stockholders
Net income attributable to noncontrolling interests	19,477	-	(5,600)	13,877		Noncontrolling interests

Reconciliation of comprehensive income for nine months ended December 31, 2020

	Yen in millions					Accounts under IFRS
Accounts under U.S. GAAP	U.S. GAAP	Reclassification	Recognition and measurement differences	IFRS	Note
Net income	1,084,253	-	(107,465)	976,788		Net income
Other comprehensive income, net of tax -						Other comprehensive income, net of tax -

						Items that will not be reclassified to profit or loss

	-	-	103,794	103,794	D	Changes in equity instruments measured at fair value through other comprehensive income

Pension liability adjustment	6,805	-	(6,967)	(162)		Remeasurement of defined benefit pension plans

	-	-	131	131		Share of other comprehensive income of investments accounted for using the equity method

						Items that may be reclassified subsequently to profit or loss

Unrealized losses on securities	(64,428)	-	7,709	(56,719)	D,E,F	Changes in debt instruments measured at fair value through other comprehensive income

Unrealized gains on derivative instruments	668	-	(1,507)	(839)		Cash flow hedges

Debt valuation adjustments	(1,837)	-	-	(1,837)		Insurance contract valuation adjustments

Foreign currency translation adjustments	(26,787)	90	13,555	(13,142)		Exchange differences on translating foreign operations

	-	(90)	-	(90)		Share of other comprehensive income of investments accounted for using the equity method
	(85,579)	-	116,715	31,136		Total other comprehensive income, net of tax
Total comprehensive income	998,674	-	9,250	1,007,924		Comprehensive income
						Comprehensive income attributable to

Comprehensive income attributable to Sony Group Corporation’s stockholders	991,808	-	28,635	1,020,443		Sony Group Corporation’s stockholders

Comprehensive income attributable to noncontrolling interests	6,866	-	(19,385)	(12,519)		Noncontrolling interests

Reconciliation of profit or loss for three months ended December 31, 2020

Accounts under U.S. GAAP	Yen in millions					Accounts under IFRS
	U.S. GAAP	Reclassification	Recognition and measurement differences	IFRS	Note
Sales and operating revenue:						Sales and financial services revenue:
Net sales	2,252,904	20,200	91	2,273,195	q	Sales
Financial services revenue	423,432	3,913	(6,565)	420,780	r,D	Financial services revenue
Other operating revenue	20,200	(20,200)	-	-	q
	2,696,536	3,913	(6,474)	2,693,975		Total sales and financial services revenue
Costs and expenses:						Costs and expenses:
Cost of sales	1,554,843	59	(1,194)	1,553,708		Cost of sales
Selling, general and administrative	409,835	(16)	(1,270)	408,549	B	Selling, general and administrative
Financial services expenses	376,833	3,923	82	380,838	r,D	Financial services expenses
Other operating expense, net	295	12	3,003	3,310	C	Other operating (income) expense, net
	2,341,806	3,978	621	2,346,405		Total costs and expenses
Equity in net income of affiliated companies	4,496	-	(173)	4,323	D	Share of profit (loss) of investments accounted for using the equity method
Operating income	359,226	(65)	(7,268)	351,893		Operating income
Other income:
Interest and dividends	1,753	(1,753)	-	-
Gain on equity securities, net	120,234	(120,234)	-	-
Foreign exchange gain, net	60	(60)	-	-
Other	1,413	(1,413)	-	-
	-	123,012	(86,116)	36,896	s,D	Financial income
Other expenses:
Interest expenses	2,756	(2,756)	-	-
Other	2,559	(2,559)	-	-
	-	4,802	210	5,012	s,B	Financial expenses
Income before income taxes	477,371	-	(93,594)	383,777	H	Income before income taxes
Income taxes	103,661	-	(30,856)	72,805	I	Income taxes
Net income	373,710	-	(62,738)	310,972		Net income
						Net income attributable to
Net income attributable to Sony Group Corporation’s stockholders	371,891	-	(61,160)	310,731		Sony Group Corporation’s stockholders
Net income attributable to noncontrolling interests	1,819	-	(1,578)	241		Noncontrolling interests

Reconciliation of comprehensive income for three months ended December 31, 2020

	Yen in millions					Accounts under IFRS
Accounts under U.S. GAAP	U.S. GAAP	Reclassification	Recognition and measurement differences	IFRS	Note
Net income	373,710	-	(62,738)	310,972		Net income
Other comprehensive income, net of tax -						Other comprehensive income, net of tax -

						Items that will not be reclassified to profit or loss

	-	-	62,403	62,403	D	Changes in equity instruments measured at fair value through other comprehensive income

Pension liability adjustment	2,346	-	(2,423)	(77)		Remeasurement of defined benefit pension plans

	-	-	(11)	(11)		Share of other comprehensive income of investments accounted for using the equity method

						Items that may be reclassified subsequently to profit or loss

Unrealized losses on securities	(26,546)	-	14,936	(11,610)	D,E,F	Changes in debt instruments measured at fair value through other comprehensive income

Unrealized gains on derivative instruments	1,539	-	(939)	600		Cash flow hedges

Debt valuation adjustments	(644)	-	-	(644)		Insurance contract valuation adjustments

Foreign currency translation adjustments	(3,317)	79	668	(2,570)		Exchange differences on translating foreign operations

	-	(79)	-	(79)		Share of other comprehensive income of investments accounted for using the equity method
	(26,622)	-	74,634	48,012		Total other comprehensive income, net of tax
Total comprehensive income	347,088	-	11,896	358,984		Comprehensive income
						Comprehensive income attributable to

Comprehensive income attributable to Sony Group Corporation’s stockholders	345,330	-	13,479	358,809		Sony Group Corporation’s stockholders

Comprehensive income attributable to noncontrolling interests	1,758	-	(1,583)	175		Noncontrolling interests

Reconciliation of profit or loss for the fiscal year ended March 31, 2021

Accounts under U.S. GAAP	Yen in millions					Accounts under IFRS
	U.S. GAAP	Reclassification	Recognition and measurement differences	IFRS	Note
Sales and operating revenue:						Sales and financial services revenue:
Net sales	7,252,766	79,293	1,611	7,333,670	q	Sales
Financial services revenue	1,661,520	13,512	(10,041)	1,664,991	r,D	Financial services revenue
Other operating revenue	85,074	(85,074)	-	-	q
	8,999,360	7,731	(8,430)	8,998,661		Total sales and financial services revenue
Costs and expenses:						Costs and expenses:
Cost of sales	5,072,596	(3,850)	(2,867)	5,065,879	B	Cost of sales
Selling, general and administrative	1,469,955	61	3,138	1,473,154	B	Selling, general and administrative
Financial services expenses	1,488,963	12,503	208	1,501,674	r,D	Financial services expenses
Other operating expense, net	7,468	(720)	7,502	14,250	C	Other operating (income) expense, net
	8,038,982	7,994	7,981	8,054,957		Total costs and expenses
Equity in net income of affiliated companies	11,487	-	64	11,551	D	Share of profit (loss) of investments accounted for using the equity method
Operating income	971,865	(263)	(16,347)	955,255		Operating income
Other income:
Interest and dividends	10,457	(10,457)	-	-
Gain on equity securities, net	247,026	(247,026)	-	-
Other	6,752	(6,752)	-	-
	-	264,692	(180,900)	83,792	s,D	Financial income
Other expenses:
Interest expenses	12,185	(12,185)	-	-
Foreign exchange loss, net	16,056	(16,056)	-	-
Net periodic benefit costs other than service cost	8,811	(8,811)	-	-
Other	6,678	(6,678)	-	-
	-	43,924	(2,842)	41,082	s,B	Financial expenses
Income before income taxes	1,192,370	-	(194,405)	997,965	H	Income before income taxes
Income taxes	995	-	(46,926)	(45,931)	I	Income taxes
Net income	1,191,375	-	(147,479)	1,043,896		Net income
						Net income attributable to
Net income attributable to Sony Group Corporation’s stockholders	1,171,776	-	(142,166)	1,029,610		Sony Group Corporation’s stockholders
Net income attributable to noncontrolling interests	19,599	-	(5,313)	14,286		Noncontrolling interests

Reconciliation of comprehensive income for the fiscal year ended March 31, 2021

Accounts under U.S. GAAP	Yen in millions					Accounts under IFRS
	U.S. GAAP	Reclassification	Recognition and measurement differences	IFRS	Note
Net income	1,191,375	-	(147,479)	1,043,896		Net income
Other comprehensive income, net of tax -						Other comprehensive income, net of tax -

						Items that will not be reclassified to profit or loss

	-	-	144,740	144,740	D	Changes in equity instruments measured at fair value through other comprehensive income

Pension liability adjustment	12,965	-	(1,410)	11,555		Remeasurement of defined benefit pension plans

	-	-	87	87		Share of other comprehensive income of investments accounted for using the equity method

						Items that may be reclassified subsequently to profit or loss

Unrealized losses on securities	(102,492)	-	(103,057)	(205,549)	D,E,F	Changes in debt instruments measured at fair value through other comprehensive income
Unrealized gains on derivative instruments	1,513	-	(1,462)	51		Cash flow hedges

Debt valuation adjustments	(3,120)	-	-	(3,120)		Insurance contract valuation adjustments

Foreign currency translation adjustments	106,826	(798)	9,293	115,321		Exchange differences on translating foreign operations

	-	798	-	798		Share of other comprehensive income of investments accounted for using the equity method
	15,692	-	48,191	63,883		Total other comprehensive income, net of tax
Total comprehensive income	1,207,067	-	(99,288)	1,107,779		Comprehensive income
						Comprehensive income attributable to

Comprehensive income attributable to Sony Group Corporation’s stockholders	1,198,836	-	(80,208)	1,118,628		Sony Group Corporation’s stockholders

Comprehensive income attributable to noncontrolling interests	8,231	-	(19,080)	(10,849)		Noncontrolling interests

(4) Notes to reconciliation

Reclassifications

a.

“Marketable securities”, which were separately presented under U.S. GAAP, have been reclassified into “Investments and advances in the Financial Services segment” as current assets under IFRS. Investments held for variable annuities and variable life insurance contracts in the life insurance business, which were included in “Marketable securities” under U.S. GAAP, have been reclassified into “Investments and advances in the Financial Services segment” as current assets or non-current assets under IFRS, after considering the current/non-current distinction based on the purpose of the investments related to the insurance liabilities in accordance with paragraph 66 of IAS 1 “Presentation of Financial Statements” (“IAS 1”).

b.

“Notes and accounts receivable, trade and contract assets” and “Allowance for credit losses”, which were separately presented under U.S. GAAP, have been reclassified into “Trade and other receivables, and contract assets” under IFRS.

c.	“Other receivables”, which were separately presented under U.S. GAAP, have been reclassified into “Trade and other receivables, and contract assets” under IFRS.

d.	“Other financial assets”, which were included in “Prepaid expenses and other current assets” under U.S. GAAP, are separately presented under IFRS.

e.

“Film costs”, which were presented separately, and music catalogs, artist contracts, music distribution rights and other content assets, which were included in “Intangibles, net” under U.S. GAAP are collectively reclassified and presented as “Content assets” under IFRS. “Intangibles, net” other than those reclassified and presented as “Content assets” have been reclassified into “Other intangible assets” under IFRS.

f.

“Securities investments and other”, which were separately presented under U.S. GAAP, have been reclassified into “Investments and advances in the Financial Services segment” as non-current assets for the amounts related to the Financial Services segment and “Other financial assets” as non-current assets for the amounts related to all segments excluding the Financial Services segment under IFRS. Housing loans in the banking business, which were included in “Securities investments and other” under U.S. GAAP, have been reclassified into “Investments and advances in the Financial Services segment” as current assets or non-current assets under IFRS after considering the current/non-current distinction based on the terms of the contract in accordance with paragraph 66 of IAS 1.

g.	“Operating lease right-of-use assets” and “Finance lease right-of-use assets”, which were separately presented under U.S. GAAP, have been reclassified into “Right-of-use assets” under IFRS.

h.	“Other financial assets”, which were included in “Other” in other assets under U.S. GAAP, are separately presented under IFRS.

i.

“Current portion of long-term operating lease liabilities” and “Long-term operating lease liabilities”, which were separately presented under U.S. GAAP, have been reclassified into “Current portion of long-term debt” and “Long-term debt”, respectively under IFRS.

j.	“Notes and accounts payable, trade”, which were separately presented under U.S. GAAP, have been reclassified into “Trade and other payables” under IFRS.

k.

“Accounts payable, other and accrued expenses”, which were separately presented under U.S. GAAP, have been reclassified into either “Trade and other payables”, “Participation and residual liabilities in the Pictures segment”, “Other financial liabilities” or “Other current liabilities” under IFRS.

l.

“Deposits from customers in the banking business”, which were separately presented under U.S. GAAP, have been reclassified into “Other financial liabilities” of non-current liabilities under IFRS, after considering the current/non-current distinction based on the terms of the contract in accordance with paragraph 69 of IAS 1.

m.	“Trade and other payables” and “Other financial liabilities”, which were included in current liabilities “Other” under U.S. GAAP, are separately presented under IFRS.

n.

“Participation and residual liabilities in the Pictures segment” and “Other financial liabilities”, which were included in “Other” in other than current liabilities under U.S. GAAP, are separately presented under IFRS.

o.	“Redeemable noncontrolling interest”, which was separately presented under U.S. GAAP, has been reclassified into “Other financial liabilities” under IFRS.

p.

Under U.S. GAAP, securities received as collateral other than cash in lending transactions are accounted for as “Marketable securities” and also as “Other current liabilities” representing Sony’s obligation to return the collateral, which was 426,467 million yen and 373,274 million yen as of December 31, 2020 and March 31, 2021, respectively. Under IFRS, the securities received as collateral other than cash shall be recognized in the consolidated statements of financial position if they are sold or the transferor defaults. None of the securities was recognized in the consolidated statements of financial position as of December 31, 2020 and March 31, 2021.

q.	“Other operating revenue”, which was separately presented under U.S. GAAP, has been reclassified into “Sales” under IFRS.

r.

Under IFRS, “Financial services revenue” and “Financial services expenses” have increased by the same amount due to the gross up of revenue and expenses related to service transactions, based on the presentation requirements.

s.	Under IFRS, “Financial income” and “Financial expenses” have been presented separately, based on the presentation requirements.

Recognition and measurement differences

A. Exchange differences on translating foreign operations

Under IFRS 1, first-time adopters may choose to deem the cumulative exchange differences on translating foreign operations as zero at the date of transition to IFRS. Sony has chosen to apply this exemption and transferred all cumulative exchange differences on translating foreign operations into retained earnings at the date of transition to IFRS.

The impact of this change is as follows:

	Yen in millions
	April 1, 2020	December 31, 2020	March 31, 2021
(Consolidated Statements of Financial Position)
Accumulated other comprehensive income	(509,872)	(509,139)	(510,091)

Adjustment to retained earnings	(509,872)	(509,139)	(510,091)

B. Post-employment benefits

Under U.S. GAAP, past service costs and actuarial gains and losses are deferred in accumulated other comprehensive income, and subsequently reclassified to profit or loss over a certain period of time in the future.

Under IFRS, past service costs are expensed as incurred. Adjustments due to remeasurements of the net defined benefit liabilities or assets, such as actuarial gains and losses, are recognized in other comprehensive income when incurred and immediately transferred to retained earnings and are not reclassified to profit or loss in a subsequent period.

In addition, if the fair value of plan assets is in excess of the present value of defined benefit obligations, the amount of any asset to be recognized is limited to the present value of any economic benefits available in the form of refunds from the plan or reductions in the future contributions to the plan.

The impact of this change before considering the tax effect is as follows:

	Yen in millions
	April 1, 2020	December 31, 2020	March 31, 2021
(Consolidated Statements of Financial Position)
Other non-current assets	(16,829)	(12,310)	(17,083)
Defined benefit liabilities	30	(7,217)	(62)
Accumulated other comprehensive income	(300,385)	(293,245)	(277,379)

Adjustment to retained earnings	(317,184)	(312,772)	(294,524)

	Yen in millions
	Nine months ended December 31, 2020	Three months ended December 31, 2020	Fiscal year ended March 31, 2021
(Consolidated Statements of Income)
Cost of sales	-	-	(2,193)
Selling, general and administrative	(484)	35	(244)
Financial expenses	5,720	1,308	9,476

Increase (decrease) in adjustment to income before income taxes	5,236	1,343	7,039

C. Impairment of goodwill

The level at which goodwill is tested for impairment differs between U.S. GAAP and IFRS. Under U.S. GAAP, goodwill is tested for impairment at the reporting unit level. Reporting units are Sony’s operating segments or one level below the operating segments. The identification of reporting units is dependent on the level at which discrete financial information is available and regularly reviewed by the segment manager. Under IFRS, goodwill is tested for impairment at the level of the CGU or group of CGUs, which represent the lowest level at which goodwill is monitored for internal management purposes, which may be a lower level of grouping than a reporting unit under U.S. GAAP. A CGU is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or group of assets.

Upon the transition to IFRS, Sony assessed its reporting units to determine if such reporting units should be further divided into several CGUs under IFRS. As a result, Sony determined that certain CGUs should be grouped at a lower level than a reporting unit under U.S. GAAP. In addition, Sony performed an impairment test for goodwill at the date of transition to IFRS regardless of whether there were any indications that the goodwill may be impaired based on conditions at the date of transition to IFRS. In performing the impairment test, Sony used the goodwill balance under U.S. GAAP attributed to each CGU or group of CGUs based on the history of acquisitions of the businesses. Under U.S. GAAP, when a business within a reporting unit was disposed of (including when classified as held for sale), goodwill was allocated to the remaining business and the disposed business based on relative fair value, and only the goodwill allocated to the disposed business was written off. Under IFRS, since certain disposed businesses represented individual CGUs or a group of CGUs, at the time of disposition, all the goodwill that was recognized for such businesses would have been written off. The assessment resulted in impairments related to CGUs or groups of CGUs of the businesses that Sony disposed of prior to the date of transition to IFRS. In addition, the assessment resulted in impairments related to CGUs or groups of CGUs of the businesses that existed at the date of transition to IFRS where the recoverable amount was lower than the carrying amount.

As a result, at the date of transition to IFRS, goodwill decreased by 96,817 million yen, and retained earnings decreased by the same amount. The impact of this change was primarily in the I&SS and Pictures segments and is discussed below.

In the I&SS segment, at the date of transition to IFRS, Sony recognized 43,376 million yen of impairment losses in retained earnings, which includes the impairment loss related to the goodwill allocated to CGUs or groups of CGUs of the businesses that Sony disposed of prior to the date of transition to IFRS as well as the Internet of Things (“IoT”)-related business which existed at the date of transition to IFRS. The recoverable amount of the IoT-related business was determined by the value in use and a pre-tax discount rate of 9.8% was used in the measurement.

In the Pictures segment, at the date of transition to IFRS, Sony recognized 48,749 million yen of impairment losses in retained earnings, which includes the impairment loss related to the goodwill allocated to CGUs or groups of CGUs of the businesses that Sony disposed of prior to the date of transition to IFRS as well as the United States television network CGU which existed at the date of transition to IFRS. The recoverable amount of the United States television network CGU was determined by the value in use and a pre-tax discount rate of 15.9% was used in the measurement.

The impact of this change is as follows:

	Yen in millions
	April 1, 2020	December 31, 2020	March 31, 2021
(Consolidated Statements of Financial Position)
Goodwill	(96,817)	(95,306)	(100,727)
Accumulated other comprehensive income	-	(2,642)	2,942

Adjustment to retained earnings	(96,817)	(97,948)	(97,785)

	Yen in millions
	Nine months ended December 31, 2020	Three months ended December 31, 2020	Fiscal year ended March 31, 2021
(Consolidated Statements of Income)
Other operating (income) expense, net	(1,131)	(1,376)	(968)

Increase (decrease) in adjustment to income before income taxes	(1,131)	(1,376)	(968)

The carrying amount of goodwill by segment is as follows:

	Yen in millions
	April 1, 2020	March 31, 2021
Game & Network Services *1	170,974	172,360
Music *2	391,325	408,424
Pictures *3	103,626	120,083
Electronics Products & Solutions	11,354	11,533
Imaging & Sensing Solutions	2,816	2,875
Financial Services	10,834	10,834

Total	690,929	726,109

*1	Game & Network Services (“G&NS”)

All of the goodwill shown in the G&NS line of the table above relates to the PlayStation® business. Goodwill related to the CGU has a carrying amount of 170,974 million yen and 172,360 million yen, as of April 1, 2020 and March 31, 2021, respectively. Intangible assets with indefinite useful lives related to the PlayStation® business have a carrying amount of 57,397 million yen and 57,449 million yen, as of April 1, 2020 and March 31, 2021, respectively, which are included in “Other intangible assets”. Intangible assets with indefinite useful lives include the trademark for PlayStation®, which is assessed to have an indefinite useful life as the trademark for PlayStation® is utilized as the core trademark for Sony’s products and services throughout the G&NS segment and Sony expects to continue using the trademark in the future as well. The recoverable amount of the CGU is determined by the value in use. The value in use is calculated by discounting the estimated future cash flows including a terminal value. The estimated future cash flows are prepared based on a three-year forecasted period derived from the MRP. A perpetual growth rate is utilized to determine a terminal cash flow value and is set after the final year of the forecasted period. The growth rate and the pre-tax discount rate are 1.5% and 9.8% as of April 1, 2020 and 1.5% and 8.7% as of March 31, 2021, respectively.

*2	Music

Goodwill shown in the Music line of the table above is primarily allocated to the worldwide recorded music and music publishing CGUs excluding operations in Japan.

Goodwill related to the worldwide recorded music CGU has a carrying amount of 128,918 million yen and 136,572 million yen, as of April 1, 2020 and March 31, 2021, respectively. The recoverable amount of the CGU is determined by the value in use. The value in use is calculated by discounting the estimated future cash flows including a terminal value. The estimated future cash flows are prepared based on a three-year forecasted period derived from the MRP. A perpetual growth rate is utilized to determine a terminal cash flow value and is set after the final year of the forecasted period. The growth rate and the pre-tax discount rate are 1.0% and 9.2% as of April 1, 2020 and 1.0% and 9.3% as of March 31, 2021, respectively.

Goodwill related to the music publishing CGU has a carrying amount of 238,684 million yen and 248,130 million yen, as of April 1, 2020 and March 31, 2021, respectively. The recoverable amount of the CGU is determined by the value in use. The value in use is calculated by discounting the estimated future cash flows including a terminal value. The estimated future cash flows are prepared based on a three-year forecasted period derived from the MRP. A perpetual growth rate is utilized to determine a terminal cash flow value and is set after the final year of the forecasted period. The growth rate and the pre-tax discount rate are 2.5% and 8.4% as of April 1, 2020 and 2.5% and 8.2% as of March 31, 2021, respectively.

*3	Pictures

Goodwill shown in the Pictures line of the table above is primarily allocated to the United States television network CGU. Goodwill related to the CGU is recognized with the carrying amounts of 54,156 million yen and 55,092 million yen, as of April 1, 2020 and March 31, 2021, respectively. The recoverable amount of the CGU is determined by the value in use. The value in use is calculated by discounting the estimated future cash flows including a terminal value. The estimated future cash flows are prepared based on a three-year forecasted period derived from the MRP. The terminal value is based on an earnings multiple applied to the final year of the forecasted earnings. The growth rate beyond the MRP period and the pre-tax discount rate are 1.0% and 15.9% as of April 1, 2020 and 1.0% and 14.7% as of March 31, 2021, respectively.

The value in use calculation uses key assumptions such as the pre-tax discount rate, perpetual growth rate, competitive and regulatory environment, and technology trends. For each assumption, historical experience, external information, competitors and industry trends are taken into account. Sony does not expect the recoverable amounts to be lower than the carrying amounts even when the growth rate and pre-tax discount rate that are used in the evaluation of the recoverable amounts change within a reasonably predictable range.

D. Equity instruments and debt instruments

Under U.S. GAAP, equity securities are recognized at fair value and subsequent changes in fair value are recognized in profit or loss. Equity securities that do not have readily determinable fair values are measured at cost minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment of the same issuer.

Additionally, under U.S. GAAP, debt securities that are held-to-maturity, primarily in the life insurance business, are carried at amortized cost.

Under IFRS, equity instruments are recognized at fair value and subsequent changes in fair value are recognized in profit or loss. However, for investments in equity instruments which are not held for trading, Sony may make an irrevocable election at initial recognition to present subsequent changes in fair value of the investments in other comprehensive income. Such financial assets are measured at fair value and subsequent changes in the fair value are recognized in other comprehensive income.

Additionally, under IFRS, debt instruments, which are primarily in the life insurance business, are classified as financial assets measured at fair value through other comprehensive income if the debt instruments are held within a business model whose objective is achieved by both collecting contractual cash flows and selling the financial assets and the contractual terms of the financial assets give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding. Changes in the fair value of the financial assets after initial recognition, except for impairment gains or losses and foreign exchange gains or losses, are recognized in other comprehensive income.

The impact of this change before considering the tax effect is as follows:

	Yen in millions
	April 1, 2020	December 31, 2020	March 31, 2021
(Consolidated Statements of Financial Position)
Other financial assets (non-current)	22,110	31,641	31,627
Investments and advances in the Financial Services segment (non-current)	2,439,946	1,921,779	1,649,660
Accumulated other comprehensive income	(2,424,510)	(2,075,857)	(1,840,980)

Adjustment to retained earnings	37,546	(122,437)	(159,693)

	Yen in millions
	Nine months ended December 31, 2020	Three months ended December 31, 2020	Fiscal year ended March 31, 2021
(Consolidated Statements of Income)

Financial services revenue	(29,832)	(8,334)	(12,547)

Financial services expenses	(600)	(254)	(854)

Share of profit (loss) of investments accounted for using the equity method	(169)	(173)	(30)

Financial income	(123,641)	(86,401)	(178,677)

Increase (decrease) in adjustment to income before income taxes	(154,242)	(95,162)	(192,108)

E. Insurance-related accounts

In accordance with Sony’s first-time adoption of IFRS 4 at the date of transition to IFRS, insurance contracts are recognized and measured based on the same accounting principles previously applied under U.S. GAAP. Under IFRS, the amount of insurance-related accounts was affected by shadow accounting in the life insurance business as a result of the increase in financial instruments to be measured at fair value through other comprehensive income. This change is mainly because the shadow liability adequacy test indicated that the insurance liabilities were not recorded at a sufficient level at the date of transition to IFRS and as of December 31, 2020.

The impact of this change before considering the tax effect is as follows:

	Yen in millions
	April 1, 2020	December 31, 2020	March 31, 2021
(Consolidated Statements of Financial Position)
Deferred insurance acquisition costs	(412,997)	(181,349)	(33,434)
Future insurance policy benefits and other	(273,530)	(1,611)	(14,609)
Policyholders’ account in the life insurance business	2,261	2,300	2,170
Accumulated other comprehensive income	684,266	180,660	45,873

F. Impact of changes in the measurement method of debt instruments in the life insurance business on deferred tax liabilities and noncontrolling interests

In connection with “D. Equity instruments and debt instruments” and “E. Insurance-related accounts”, accumulated other comprehensive income is affected due to the change in the measurement method of debt instruments in the life insurance business and the change in the amount of insurance-related accounts as a result of the application of shadow accounting.

The impact of this change on deferred tax liabilities and noncontrolling interests is as follows:

	Yen in millions
	April 1, 2020	December 31, 2020	March 31, 2021
(Consolidated Statements of Financial Position)
Deferred tax liabilities	(489,839)	(489,727)	(452,189)
Noncontrolling interests	(440,099)	-	-
Accumulated other comprehensive income	929,938	489,727	452,189

G. Retained earnings

Main items of the differences on retained earnings are as follows:

	Yen in millions
	April 1, 2020	December 31, 2020	March 31, 2021
Retained earnings under U.S. GAAP	2,765,187	3,788,596	3,857,152

1 Exchange differences on translating foreign operations *A	(509,872)	(509,139)	(510,091)
2 Post-employment benefits *B	(317,184)	(312,772)	(294,524)
3 Impairment of goodwill *C	(96,817)	(97,948)	(97,785)
4 Equity instruments and debt instruments *D	37,546	(122,437)	(159,693)
5 Other	6,616	(6,854)	13,249
Tax effect of adjustments	64,221	97,458	106,195

Total	(815,490)	(951,692)	(942,649)

Retained earnings under IFRS	1,949,697	2,836,904	2,914,503

H. Income before income taxes

Main items of the differences on income before income taxes are as follows:

	Yen in millions
	Nine months ended December 31, 2020	Three months ended December 31, 2020	Fiscal year ended March 31, 2021
Income before income taxes under U.S. GAAP	1,096,894	477,371	1,192,370

1 Post-employment benefits *B	5,236	1,343	7,039
2 Impairment of goodwill *C	(1,131)	(1,376)	(968)
3 Equity instruments and debt instruments *D	(154,242)	(95,162)	(192,108)
4 Other	9,310	1,601	(8,368)

Total	(140,827)	(93,594)	(194,405)

Income before income taxes under IFRS	956,067	383,777	997,965

I. Income taxes

Due to the adoption of IFRS, income taxes have been adjusted by recording the tax effects on various IFRS adjustments recognized and measured, and other IFRS tax effects.

(5) Reconciliation of consolidated statements of cash flows

Main items of the differences on consolidated statements of cash flows are as follows:

	Yen in millions
	Nine months ended December 31, 2020
	Cash flows from operating activities	Cash flows from investing activities	Cash flows from financing activities
Consolidated statements of cash flows under U.S. GAAP	1,087,508	(1,372,187)	676,660

1. Principal payments for operating lease liabilities*1	54,005	-	(54,005)
2. Additions and disposals of content assets*2	(31,808)	31,808	-
3. Changes in assets and liabilities in the Financial Services segment*3
(1) Investments and advances in the Financial Services segment	(905,247)	905,247	-
(2) Deposits from customers in the banking business	278,243	-	(278,243)
(3) Borrowings in the life insurance business and the banking business	361,708	-	(361,708)
(4) Future insurance policy benefits and other and policyholders’ account in the life insurance business	114,648	-	(114,648)
4. Other	308	4,180	(2,455)

Total	(128,143)	941,235	(811,059)

Consolidated statements of cash flows under IFRS	959,365	(430,952)	(134,399)

	Yen in millions
	Fiscal year ended March 31, 2021
	Cash flows from operating activities	Cash flows from investing activities	Cash flows from financing activities
Consolidated statements of cash flows under U.S. GAAP	1,350,150	(1,781,516)	666,967

1. Principal payments for operating lease liabilities*1	72,098	-	(72,098)
2. Additions and disposals of content assets*2	(34,751)	34,751	-
3. Changes in assets and liabilities in the Financial Services segment*3
(1) Investments and advances in the Financial Services segment	(1,181,744)	1,181,744	-
(2) Deposits from customers in the banking business	332,987	-	(332,987)
(3) Borrowings in the life insurance business and the banking business	463,783	-	(463,783)
(4) Future insurance policy benefits and other and policyholders’ account in the life insurance business	134,299	-	(134,299)
4. Other	3,395	1,111	(2,333)

Total	(209,933)	1,217,606	(1,005,500)

Consolidated statements of cash flows under IFRS	1,140,217	(563,910)	(338,533)

*1	The principal payments for operating lease liabilities

Under U.S. GAAP, lessees classify leases as either operating leases or finance leases, and the principal payments for the operating lease liabilities are classified as cash flows from operating activities in the consolidated statements of cash flows. Under IFRS, the distinction between operating leases and finance leases no longer exists for lessees, and all of the principal payments for lease liabilities are classified as cash flows from financing activities in the consolidated statements of cash flows.

*2	The additions and disposals of content assets

Under U.S. GAAP, Sony classified the cash flows from the additions and disposals of film costs as cash flows from operating activities, and classified the cash flows from the additions and disposals of music catalogs, artist contracts, music distribution rights and other content assets as cash flows from investing activities in the consolidated statements of cash flows based on the nature of such transactions as additions and disposals of intangible assets. Under IFRS, Sony defines these intangible assets as content assets, and classifies the cash flows from the additions and disposals of content assets as cash flows from operating activities in the consolidated statements of cash flows except for additions and disposals of content assets from business combinations or business divestitures, because the additions and disposals of content assets are derived from the principal revenue-producing activities of Sony.

*3	Changes in assets and liabilities in the Financial Services segment

Under U.S. GAAP, Sony classified cash flows from changes in investments and advances in the Financial Services segment and repurchase agreements in the Financial Services segment, deposits from customers in the banking business and policyholders’ account in the life insurance business according to the nature of these transactions in the consolidated statements of cash flows. Under IFRS, Sony classifies cash flows from these transactions as cash flows from operating activities in the consolidated statements of cash flows as these transactions are viewed as integral to the principal revenue-producing activities of Sony.

15.	Subsequent event

Acquisition of Bungie, Inc.

On January 31, 2022, Sony Interactive Entertainment LLC, a wholly-owned subsidiary of Sony, entered into definitive agreements to acquire 100% of the shares of Bungie, Inc., an independent videogame developer in the United States. The total consideration of this transaction is 3.6 billion U.S. dollars, inclusive of purchase price and committed employee incentives, and is subject to customary working capital and other adjustments. This transaction is subject to certain closing conditions, including regulatory approvals.

(2) Other Information

i) Dividends declared

An interim cash dividend for Sony Group Corporation’s common stock was approved at the Board of Directors meeting held on October 28, 2021 as below:

1. Total amount of interim cash dividends:

37,208 million yen

2. Amount of interim cash dividends per share:

30.00 yen

3. Payment date:

December 1, 2021

Note: Interim cash dividends were distributed to the shareholders recorded or registered as the holders or pledgees of shares in Sony Group Corporation’s register of shareholders at the end of September 30, 2021.

ii) Litigation

For the legal proceedings, please refer to “IV Financial Statements – Notes to Condensed Consolidated Financial Statements – 12. Purchase commitments, contingent liabilities and other”.